McLAUGHLIN & STERN, LLP
                                                260 Madison Avenue
                                                New York, NY 10016
                                               Tel.  (212) 448-1100
                                                Fax  (212) 448-0066




                                                     July 1, 1997



Securities and Exchange Commission
450 Fifth St., N.W.
Washington, DC  20549

         Re:      Arthur Treacher's Inc. - Form 10SB
                  CIK:  0001016951

Dear Sirs:

         We are writing in response to your comment letter of May 9, 1997. The Amendment No. 1 to the Form 10SB filed in connection herewith has been marked to show changes from the previous filing.

1.       The escrow agreement is described on page 3.

2.       Additional discussion of the franchise fees is on  page 4.

3. The Company's principal suppliers and its distributor are identified on page 8.

4.       The Company's competitive position is described on page 9.

5.       The Federal Trade Commission's investigation is clarified on page 11.

6. The duration of the Company's service and trade marks is described on pages 11 and 12.

7. Note 6 to the financial statements for the fiscal year ended June 30, 1996 describes the restrictions on use of the Company's NOL as a result of the Offer and Compromise and Collateral Agreements entered into in August of 1992.

         In May 1997, following the date of such financial statements, the Internal Revenue Service accepted the Company's proposal regarding the NOL. Such agreement is described on page 14. A copy of the agreement is provided supplementally.

8. Disclosure has been added on page 13 that same restaurant sales increased 1.4% in the nine month period ended March 31, 1997 compared to the nine month period ended March 31, 1996.

9. Additional information regarding regional representatives is provided on page 13.

10. The discussion regarding liquidity problems has been expanded on pages 15 and 16.

11. The duration of the funding of the Company's capital needs is described on page 17.

12. Magee is the sole owner of the Series B Preferred Stock . The ownership of the Series A and Series B Preferred Stock has been clarified on page 20.

13.      The term of each director is described on page 23.

14.      The status of the liability insurance is described on page 24.

15. The Company has no international operations and no current plans to expand internationally. This is described on page 5. The committee may advise the Company regarding any international expansion but receives no compensation.

16.      The summary compensation table has been revised on pages 26 and 27.

17.      The principals of Magee and MIE at the time of the acquisition have
been identified on page 29.   None of such individuals have any continued
relationship with the Company except by virtue of Magee's ownership of  the
Series B Preferred Stock.   Schedule 1(b) to the Purchase Agreement has been
included as an exhibit to the registration statement. Other important exhibits to the agreement, particularly other agreements executed in connection with the purchase agreement, are filed as exhibits to the registration statement. The other schedules and exhibits that are not included as exhibits to the registration statement are listed in the Exhibit Index and are being provided to Ms. Chalk supplementally.

18       The accrual of the dividends is discussed on pages 30 and 31.

19.      The issuance of the shares of common stock is described on page 31.

20.      Registration rights are described on page 31.

21.      The presentation has been clarified.

22.        Updated financial statements have been provided.

23. See Audited financial statements for year ended June 30, 1996. The appropriate disclosures regarding FAS #123 for options granted to employees under the existing plan, are included in the amended June 30, 1996 financial statements.

Options and warrants granted to others for services related to the private placement have no impact on income and thus no adjustment has been made.

Options and warrants granted to others for services in the normal course of business are considered to be minor for financial reporting purposes and thus no adjustment has been made.

24.      a.       See attached financial statements for the depreciation and amortization expense as a component of operating expense:

         Proforma:                 Statement of Operations for
                                   July 1, 1995 through June 30, 1996

         Proforma Interim:         Statement of Operations for:
                                   July 1, 1996 through March 30, 1997

         Interim Financial Statements:
            Comparative Consolidated Statement of Operations for 9 months Comparative Consolidated Statement of Operations for 3 months

    Audited Financial Statements:
            Comparative Consolidated Statement of Operations for fiscal years ended June 30, 1996 and June 30, 1995

         b.  Restructuring costs have been included in total costs and expenses.

         c.  The captions and the reference to EBITDA have been removed.

25. Non-Recurring classifications have been recategorized into general and administrative expenses.

26. In accordance with APB 15, paragraph 50, cumulative dividends on preferred stock have been subtracted from net income (added to net loss) before computing earnings per share. The earnings per share information disclosed on the June 30, 1996 financial statements of Arthur Treacher's, Inc. has the preferred dividends factored into the computation. Note 1 to the financial statements also discloses that the fully-diluted earnings per share information is not disclosed because it is anti-dilutive.

27. See item 6, page 25 regarding Messrs. Brown and Saculla for their 1996 compensation. The compensation paid Proulx was $44,000 and Cheatham was 0 for 1996. Mr. Cheatham is no longer with the Company. For the Statement of Operations (actual) for the nine months ending March 30, 1997, the compensation is as follows: Brown $93,744, Saculla $56,250, Proulx $33,000 and Cheatham $30,000.

28. The Statement of Operations was revised to delete Income before non-recurring items and income before depreciation and amortization. The following financial statements have been provided.

         Interim Financial Statements:
                              Consolidated Balance Sheet at March 30, 1997
                 Comparative Consolidated Statement of Operations for 9 months Comparative Consolidated Statement of Operations for 3 months
                              Statement of Retained Earnings at March 30, 1997 Consolidated Statement of Cash Flows for 9 months Notes to interim financial statements

29. In the consolidation of the two entities the "Deferred Tax" asset of $606,779 recorded by Arthur Treacher's, Inc. was netted against the "Deferred Tax" liability of $722,280 on the books of MIE Hospitality, Inc. The result is a Deferred Tax liability of $115,501 on the consolidated statements of the Company.

30. Depreciation expense increased from $219,892 for the nine months ended March 30, 1996 to $410,768 for the nine months ended March 30, 1997.

31. The introductory paragraph on page F-10 provides the details relative to the acquisition of MIE Hospitality Inc. The "Introductory paragraph" refers to the Notes to Interim Consolidated Financial Statements for Period Ending March 30, 1997 and the Audited Financial Statements of MIE Hospitality, Inc. with accompanying notes to the financial statements. The aforementioned
Notes fully explain the impact of the acquisition of MIE Hospitality Inc. Such details are in Note 3 to the Consolidated Financial Statements.

32.       See attached financial statements with column for adjustments.


               Proforma Interim:           Statement of Operations for:
                                           July 1, 1996 through March 30, 1997

33. Proforma statements are included for the nine month period ending March 30, 1997 and fiscal year ending June 30, 1996.

34. The net loss per common share has been added to the proforma statements. Exhibit 11.1 has been included in the registration statement.

35. Please refer to Note 3 - Acquisition of Franchisee for a full explanation of the transaction.

36.      The presentation has been clarified.

37. The Company has discontinued the marketing of the Area Development program. For a description of the revenue recognition policy when the program was active, please refer to Arthur Treacher's Inc. Audited Financial
Statements for fiscal year ended June 30, 1995 in Note 1 Franchise fees and royalty income ... the income for an area development agreement is recognized when the training and orientation has been completed by the area representative. Also, refer to the Company's response to question 9 above.

38. Additional information regarding the acquisition of MIE has been provided on page 16.

39. Refer to page F-21 revised Note 2 - Accrued Expenses. The schedule within the footnote does not include any amounts due on payroll taxes but did include the following:

         Authorities                Amount         Status of Negotiations
         Sales tax - Virginia      $130,000        on hold - The state of
                                                   Virginia previously accepted
                                                   proposal to accept $120,000
                                                   to settle all claims
                   - Ohio            53,153        paid in full
         Real estate                 12,501        paid in full
         Personal property tax       21,146        on hold - no negotiations
                                   $216,800

         Please see page F-37 in Note 3 for details relating to the periods ended June 30, 1996 and 1995.

40. The Company is no longer negotiating with such tax authorities. The reference to payroll tax liabilities was in error. The taxes at issue are set forth in the response to question 39. The personal property taxes are owed to various counties. The word "payroll" has been removed from the disclosure describing the past due taxing agencies.

41. The loan from Bank One of Cleveland was paid in full on November 29, 1996 prior to the maturity date of December 1, 1996.

42. The restructuring costs have been reclassified to operating expenses in the Statement of Operations and Note 6 to the financial statements of the Company for the year ended June 30, 1996 has been deleted.

43. Note 7 (now Note 6) to the June 30, 1996 financial statements of the Company for the year ended June 30, 1996 has been reworded to clarify the accounting for the available net operating loss carry forward.
The Internal Revenue Service accepted a proposal by the Company to terminate the collateral agreement relating to the Offer in Compromise entered into on June 17, 1992. This termination agreement specifies the amount of NOL waved to be $1,180,064. The available NOL prior to the Offer in Compromise is the sum of the NOL's prior to the compromise less the NOL waived in the amount of $1,180,064. This amount has not yet been determined and accordingly has not been recorded as a deferred tax asset. As such, no corresponding valuation allowance has been established.

Subsequent to the Offer in Compromise, a net operating loss of approximately $318,000 (deferred tax asset) was recorded. A corresponding valuation reserve of $27,000 was established against the asset. The balance of the asset ($291,000) was recognized as a deferred tax benefit in 1996 as management believes it is more likely than not that the benefit will be utilized.

44.      The amounts paid in cash from 1992 through 1994 are set forth in Note
6. On May 23, 1997 the Internal Revenue Service formally accepted our proposal of payment of $20,000 and the forfeiture of $1,180,064 of the Company's Net Operating Loss to terminate the collateral agreement and remove all restrictions relative to the use of the Company's Net Operating Losses.

45. The notes to the June 30, 1996 financial statements of the Company have been revised to reflect SFAS 109 disclosures.

46.      See response to comments 43 and 44.

         Note 7 to the financial statements of the Company for the year ended June 30, 1996 has been reworded to clarify the accounting for the available net operating loss carryforward.

         On May 13, 1997, subsequent to the issuance of the financial statements, the Internal Revenue Service accepted a proposal by the Company to terminate the collateral agreement relating to the Offer In Compromise entered into on June 17, 1992. This termination agreement specifies the amount of NOL waived to be $1,180,064. The available NOL prior to the Offer In Compromise is the sum of the NOL's prior to the compromise less the NOL waived amount of $1,180,064. This amount has not yet been determined and accordingly has not been recorded as a deferred tax asset. As such no corresponding valuation allowance has been established.

         Subsequent to The Offer In Compromise, a net operating loss of approximately $318,000 (deferred tax asset) was recorded. A corresponding valuation reserve of $27,000 was established against the asset. The balance of the net asset ($291,000) was recognized as a deferred tax benefit in 1996 as management believes it is more likely than not that the benefit will be utilized.

47.      Note 8 has been revised to add a statement regarding such anticipated
impact.   Two of the three actions regarding the disputed agency agreements have been settled as follows:

                  Diglio            $138,000
                  Shetty             120,000
                                    $258,000

         The one remaining claim is fully described in the accompanying Notes (note 3) to the Interim Consolidated Financial Statements for Period ended March 30, 1997.

48. The consulting agreement has been filed as an exhibit to the registration statement. Other important exhibits to the agreement, particularly other agreements executed in connection with the purchase agreement, are filed as exhibits to the registration statement. The other schedules and exhibits that are not included as exhibits to the registration statement are listed in the Exhibit Index and are being provided to Ms. Chalk supplementally.

49. Unaudited financial statements for M.I.E. for the year ended December 31, 1995 have been provided. Pursuant to the instructions for Form 10-SB, audited statements for the acquired company were not provided as M.I.E. was a privately held company for which audited financial statements were not otherwise available.

50. Note 7 to the December 29, 1996 financial statements of M.I.E. Hospitality have been revised.

51. Exhibit 11.1 has been added regarding a statement Re: Computation of Earnings Per Share.


         Please do not hesitate to contact me with any additional questions. We appreciate your prompt review of this filing.


                                              Sincerely.


                                              Steven Schuster


cc:      Christina Chalk
         Brian Cascio

                                                   UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                               Washington, DC 20549

                                                 AMENDMENT NO. 1

                                                    FORM 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                Under Section 12(B) or 12(G) of the Securities Act of 1934


                                      ARTHUR TREACHER'S, INC.
                                  (Name of Small Business Issuer in Its Charter)


                                 UTAH                             34-1413104
(State or Other Jurisdiction of Incorporation or Organization) (I.R.S. Employer
                                                             Identification No.)


        7400 Baymeadows Way, Suite 300, Jacksonville, Florida         32256
        (Address of Principal Executive Offices)                     (Zip Code)

        (904) 739-1200
        (Issuer's Telephone Number)


         Securities to be registered under Section 12(b) of the Act:

  Title of Each Class                         Name of Each Exchange on Which
  to be so Registered                         Each Class is to be Registered






         Securities to be registered under Section 12(g) of the Act:

                           Common Stock, $.01 par value
                                (Title of Class)

                                                      PART I

Item 1.           Description of Business.

     The Company is a fast service seafood restaurant chain based in Jacksonville, Florida. The Company's principal business is the operation of Company owned stores and the sale of franchises of "Arthur Treacher's Fish & Chips" fast food restaurants. The Company has 117 restaurants in the Arthur Treacher's system, consisting of 64 Company owned restaurants and 53 independently owned and operated franchised locations. The restaurants are located in 12 states in the mid-western and eastern United States as well as in Washington D.C. and the province of Ontario, Canada.


     (A) Background

     The Company was originally founded in 1969 as Arthur Treacher's Fish & Chips, Inc., a Delaware corporation. The Company operated a network of franchised and Company owned restaurants in the United States and Canada. The Company's main product was its "Original Fish & Chips" product consisting of two fish fillets coated with a special batter prepared under a proprietary formula, deep- fried golden brown and served with English-style chips and two corn meal "hush puppies." The Company's other products included an assortment of other fried and grilled seafood combination dishes including shrimp, clams and chicken.


     In 1979, Mrs. Paul's, Inc. ("Mrs. Paul's") purchased Arthur Treacher's Fish & Chips, Inc. Mrs. Paul's changed the products offered at the restaurants, which resulted in severe dissatisfaction among the franchisees, a reduction in the number of restaurants and litigation between certain franchisees and Mrs. Paul's. In 1982, Lumara Foods of America, Inc. ("Lumara") acquired the assets of Arthur Treacher's Fish & Chips, Inc. from Mrs. Paul's. Lumara was unable to achieve profitability and consequently sought bankruptcy protection in 1983. In December 1983, Arthur Treacher's Inc., an Ohio corporation, entered into an agreement to purchase the assets of Lumara, during Chapter XI bankruptcy proceedings. In February 1984, Arthur Treacher's Inc., an Ohio corporation, merged into El Charro, Inc., a Utah corporation, which consummated the acquisition of the assets of Lumara and changed its name to Arthur Treacher's, Inc.


     The Company reduced its size from approximately 200 to 117 stores between 1984 and 1997, primarily through a net reduction from more than 180 franchised locations to 95 franchised locations, under the management of President and principal shareholder, James R. Cataland. In 1984, only 74 of the more than 180 franchised locations were in good standing. The franchise network was rebuilt and expanded in the early 1990's under the management of Mr. Cataland.



     In 1993, three investors, including Mr. Bruce R. Galloway, the current Chairman of the Board of the Company, and Mr. Fred Knoll, a Director designee of the Company, acquired from the Company an aggregate of 2,000,000 shares of Common Stock for $1,000,000. On May 31, 1996, an investor group organized by Mr. Galloway acquired control of the Company through the purchase of an additional 2,000,000 shares from the then principal shareholder and President, Mr. Cataland.
                                                         2

     Contemporaneously  with  such  acquisition,   Mr.  R.  Frank  Brown  became
President, Chief Executive Officer and Treasurer of the Company, and the current Board of Directors was elected.


     Under Mr. Brown's direction, the Company has taken several steps to improve its operations. The Company has also commenced testing of its "Seafood Grille" concept, reduced costs by changing to lower cost seafood suppliers, commenced efforts to renegotiate certain property leases, hired a new Director of Marketing, retained a new advertising agency, held regional meetings with franchisees for the first time in several years, attended franchise conventions to promote the Company and produced new promotional and advertising materials.


     On November 27, 1996, the Company purchased all of the issued and outstanding shares of capital stock of M.I.E. Hospitality, Inc. ("MIE" and the "MIE Acquisition"). The Company paid $2,250,000 in connection with the MIE
Acquisition, including $250,000 placed into an escrow account towards post-closing adjustments. As of June 30, 1997, the Sellers had paid or agreed to pay the Company $234,000 from the escrow account.


     MIE, formerly the Company's largest franchisee and now a wholly-owned subsidiary, had an exclusive territory in New York, Pennsylvania, New Jersey and Delaware, where it operated 33 stores. The Company anticipates that the MIE Acquisition will provide opportunities for additional expansion, since the Company can open additional Company owned stores and sell additional franchises in states where MIE was the exclusive franchisee. Following the purchase of MIE, the Company purchased six former franchised restaurants in the Detroit area. The Company believes the six restaurants in the Detroit area are strategically located in areas with a concentration of Arthur Treacher's restaurants. Management believes that such restaurants can be better managed by the Company than by the former franchisees with no additional administrative overhead being incurred by the Company.


     (B) Franchises

     The Company has 117 restaurants in its system, consisting of 64 Company owned restaurants and 53 independently owned and operated franchised locations. The Company has two geographical options for franchises: individual stores and area development. The Company has a franchisee that has agreed to open one franchise for each of the next three years in northeastern Ohio, although such franchisee does not have any exclusive territory. The Company also has a franchisee with an exclusive franchise for the province of Ontario, Canada, where there are eight restaurants.


     Pursuant to its franchise agreement, the Company provides its franchisees with a method of operation, including trade secrets, technical knowledge, a supply distribution program and standards for customer service, quality control, decor, layout, signs and accounting systems. The Company also provides centralized advertising and cooperative advertising programs and an initial training program, which is required for franchisees. Each franchisee is currently required to spend a minimum of three percent of monthly gross sales on advertising. In addition, each franchisee must purchase certain private label, proprietary food, paper supplies, equipment and signage from Company approved
                                                         3
     suppliers and distributors. The Company does not select restaurant sites for franchisees, but all sites are subject to the Company's approval. The Company also requires that its franchisees name the Company as an additional insured party on their property and casualty insurance policies and that vendors provide subrogation to the Company with respect to their product liability insurance.


     Pursuant to the Company's standard franchise agreement, which is incorporated in its Uniform Franchise Offering Circular, the initial franchise fee for a one unit franchise is $19,500. The fee for each additional franchise declines thereafter. The fee for an area development franchise is $49,500. These franchise fees do not include the costs associated with the operation of the restaurant, including food, supplies, labor, equipment, occupancy costs and taxes.


     Each franchisee is subject to a royalty fee of a maximum of six percent of the franchisee's gross sales, net of sales taxes and certain other adjustments, based upon sales reports at the end of each calendar month. Most franchisees, including the Canadian franchisee, pay royalties at a rate substantially lower than six percent of gross sales, with an average royalty of about three percent. Reduced royalty fees have been granted by the Company for certain older franchisees and for franchisees who operate multiple units. As of May 31, 1997, four franchisees operating four restaurants have either been notified of being in default for non-payment of royalties or are more than 90 days in default on royalty payments. One of such franchisees, operating two restaurants, and the Company have executed an installment payment plan with respect to its delinquent payments. The inability of the Company's franchisees to make payments on a timely basis will adversely affect the Company's liquidity and its operations.


     (c) Corporate Strategy



The Company seeks to focus on three key areas of development:

                          The "Seafood Grille" concept,
                          Unit Expansion,
                          Marketing, Advertising and Promotion.

         1.  The "Seafood Grille" Concept

     The Company is renovating its existing restaurants to adopt the "Seafood Grille" concept to focus on grilled foods while enhancing the Company's existing brand name. The Company has begun to expand its menu to include, in addition to its current fried fish dinner and fried chicken combinations, a selection of grilled seafood entrees and grilled chicken entrees, together with an assortment of vegetables and other side dishes. Several species of fish, including tuna, cod, mahi- mahi and salmon, are being developed in order to complement the Company's existing line of seafood products.


     Each fish fillet sold under the "Seafood Grille" concept is deep skinned and flash-frozen under a strict recipe developed by the Company. At each store location, the fillet is inserted into a special
                                                         4
     grilling unit for quick cooking. Test marketing and implementation of this concept began in July 1996 at a franchised location that the Company purchased in November 1996. As of May 31, 1997, the Company had expanded the test marketing to an additional four Company owned restaurants. The Company is renovating an additional 17 restaurants to implement the "Seafood Grille" concept.


     The Company is developing a nationwide implementation plan, which will include operations, marketing and advertising expenditures. The Company will renovate its Company owned stores from the proceeds of a private placement in November 1996 (the "November Private Placement") and to the extent funds are available from operating cash flows. The Company expects to spend approximately $85,000 for each restaurant renovation including equipment, signage and approximately $10,000 for promotional materials related to the "Seafood Grille" concept. The Company anticipates that all of the restaurants currently owned by the Company will offer the "Seafood Grille" concept, although the cost of renovation will depend on such factors as the size of the restaurant, whether the restaurant is free standing or in a mall, and the amount of equipment to be installed. Such renovations will be made on a region by region basis so that all restaurants within a region can benefit from regional advertising and marketing promotions. New store formats may be developed to enable consumers to view a wider selection of the Company's menu selections. New store displays may be exhibited at all restaurant locations to provide consumers with information such as caloric, fat and cholesterol content in each of the Company's menu items. The Company cannot require franchisees to renovate their stores to implement the "Seafood Grille" concept and has not determined whether to provide incentives for such renovations. Furthermore, the conversion of any existing restaurants that may be purchased from franchisees will incur additional costs, a portion of which will come from operations.


         2.  Unit Expansion

     The Company intends to open more Company owned and operated stores and franchised stores. The Company's system has 117 restaurants, of which 64 (54%) are Company owned. The Company expects to achieve a ratio of approximately 40% of the restaurants as Company owned by the year 2000 due to franchise development. The Company will continue to build its network of Company owned and franchised restaurants in the United States with additional locations in order to increase the Company's penetration into local markets. The Company seeks to expand both in its principal existing markets of Florida, Ohio, Michigan, Texas, the New York metropolitan area and Ontario and in markets where the Company previously had a significant presence, including Virginia, Maryland, Washington D.C., Illinois and New England. The Company has no current plans to expand outside of the United States and Canada.


     Execution of its growth strategy requires the Company's management to, among other things: (i) identify acquisition candidates who are willing to be acquired at prices acceptable to the Company; (ii) consummate identified acquisitions; and (iii) obtain financing for future acquisitions. The Company believes that the acquisition of franchise restaurants is preferable to opening new Company owned restaurants where there is a concentration of other restaurants, particularly
                                                         5

     Company owned restaurants. Such concentration of Company owned restaurants enables the Company to achieve more effective control of marketing, economies of scale regarding the purchase of supplies, the deployment of field personnel and advertising and thereby improve the restaurants' operations without any increase in central administrative overhead. The Company believes that such economies of scale can be achieved if a minimum of six to ten restaurants are in an area


     The Company does not anticipate further development of its franchise network until the fiscal year commencing July 1997. The Company wants to implement the "Seafood Grille" concept, purchase some restaurants from franchisees and improve its image before again focusing on the sale of franchises. In order to develop its franchise system, the Company intends to develop joint programs with new corporate franchisees for regional expansion opportunities in certain selected markets. This program will entail a corporate sponsor for a particular region based upon metropolitan population densities. A region would typically be large enough to cover an area that could accommodate ten or more store locations. The Company anticipates that a master franchise agreement would be executed with the corporate franchisee providing it with rights to a specified region and to support from the Company in order to develop the area within certain guidelines established by the Company relating, among other things, to a minimum number of restaurants to be opened within particular time periods. Current agreements do not require any minimum number of restaurants to be opened in a region and the Company currently has only one master franchise agreement for Ontario, Canada. The Company also intends to grant new franchises to operators of single restaurants. There can be no assurance, however, that suitable franchisees can be located or that master franchise agreements will be reached at terms acceptable to the Company.


     The Company estimates the cost of opening a new Company owned restaurant at between $50,000 and $200,000 per restaurant (assuming the purchase, not lease, of new equipment), depending upon factors such as the size of the restaurant, the lease and local construction costs. This cost includes the capability for the "Seafood Grille" concept. By standardizing the construction and equipment procurement process of its restaurant network, the Company believes that it could develop the economies of scale in the design and site selection process. A supplementary benefit of such an expansion program could include proposals to arrange for regional or national equipment leasing and financing programs and the use of national or regional contractors to provide support for franchisees wishing to expand. There can be no assurance that such programs will be reached at terms acceptable to the Company.


     The Company's proposed expansion and store renovations will be dependent on, among other things, market acceptance of the Company's "Seafood Grille" concept, the availability of suitable restaurant sites, negotiation of acceptable lease terms, timely development of such sites, obtaining landlords' consents to renovations, constructing or renovating restaurants, hiring of skilled management and other personnel, the general ability to successfully manage growth (including monitoring restaurants, controlling costs and maintaining effective quality controls) and the
                                                         6
     availability of adequate financing. In the case of franchised restaurants, the Company will be substantially dependent on the management skills of its franchisees.


         3.  Marketing, Promotion and Advertising

     The Company believes that its brand name is still recognized among consumers in the northeastern, mid-western and southern regions of the United States primarily because the Company's primary product line had been a popular restaurant concept during the early 1970's. The Company and its franchisees typically spend approximately three to four percent of gross sales per year on advertising. In addition, suppliers provide the Company with rebates to be spent by the Company on marketing. In the fiscal year ended June 30, 1996, such marketing rebates were approximately $400,000. The Company has broad discretion in spending such marketing allowances.


     Management is developing a marketing campaign to re-establish the Company's brand name. Since June 1996, the Company has retained a new advertising agency and produced new television commercials. System-wide promotion with coordinated regional advertising represents an area of opportunity for the Company. Local advertising by the Company and its franchisees has been, and continues to be, the predominant form of promotion. The Company has hired a Director of Marketing who has developed to produce advertising and promotion at the local level consisting of in-store advertising, local circulars, promotions and newspaper advertising. By utilizing system-wide promotion with regional advertising campaigns, the Company expects to achieve greater control and market breadth and to increase consumer awareness of its products and services while maintaining creative control over the Company's brand image. Such a program would provide the Company with system-wide coverage using print, network and cable television, national radio media.


     The franchisees will be expected to pay a portion of the three percent currently required to be spent on advertising by each franchisee to the Company as a fee for such coordinated advertising. A portion of the approximately three percent of gross sales currently spent by the Company for advertising Company owned stores would also be devoted to the coordinated campaign. The amounts collected would be utilized entirely on marketing and promotional campaigns to benefit the entire franchise network.


         (D)  Suppliers and Pricing

     The Company's senior management (most of whom joined the Company since June
1996) have experience with the supply and pricing issues associated with the food industry. Seafood prices, particularly the price of pollack, are subject to supply problems due to environmental and economic factors. The Company has developed measures to minimize the effect on the Company.


     The Company's principal product, "Fish and Chips," includes pollack. The Company utilizes one supplier to the Company owned stores for pollack. Franchisees use two suppliers for pollack.
                                                         7

     The Company and its franchisees use three suppliers for shrimp. For the fiscal year ended June 30, 1996, purchases of pollack and shrimp accounted for approximately 20% and 7% of the Company's operating expenses, excluding occupancy costs, respectively. The Company has reduced its costs since June 30, 1996 by utilizing new suppliers of pollack and shrimp. The Company anticipates offering salmon, grouper, cod, mahi-mahi and tuna. Such seafoods' supplies and prices are subject to volatility. Seafoods of the quality sought by the Company tend to trade on a negotiated basis depending upon supply and demand at the time of purchase. Supply and price can be affected by multiple factors, such as weather, politics and economics in the producing countries. An increase in the prices of seafood, particularly pollack, could have an adverse effect on the Company's profitability.


     The Company maintains relationships with certain seafood vendors in an effort to obtain seafood of the quality and in the quantity demanded by the Company's customers. These relationships enable the Company to maintain its supply of fish as well as affording the Company some price stability. The Company has sought to mitigate the effects of price volatility by entering into agreements with its principal fish suppliers to provide fixed prices for seafood products during the six months to one year duration of the contracts. Such fixed price agreements also help ensure the Company's supply of fish. To date, some of these agreements have been oral. The Company's principal suppliers of seafood products are Odyssey Enterprises, Inc. for fish products and Tampa Bay Fisheries for shrimp. However, the Company believes that alternate suppliers of pollack and other seafoods are available if the prices of pollack or other seafoods increase substantially. Management also intends to take advantage of changing technologies with respect to the "farming" and breeding of selected species of fish and seafood products, and currently purchases some fish products that are "farmed."


     The Company uses different individual suppliers for many of its significant non-seafood items. For example, cups, french fries, chicken, shortening and proprietary fish batter are each purchased from different individual suppliers under oral and written agreements which set the price for one year. The principal suppliers for non-seafood products are Coca-Cola (drink syrup), Griffith laboratories (batter mix), Heinz U.S.A. (sauces), McCain Foods, Inc. (potatoes), Phoenix Foods (chicken) and Wilsey Foods, Inc. (shortening). All of the Company's supplies are delivered by such suppliers to one distributor, Fast Food Merchandisers Inc., who services the Company's restaurants from three distribution centers. Any disruption in supplies from such suppliers could temporarily have an adverse effect on the Company's operations, although the Company believes that the supplier could readily be replaced. Except with respect to the Company's proprietary batter mix, franchisees can purchase such products from other suppliers or distributors, subject to the Company's prior approval. The Company received approximately $160,000 from royalties on its batter mix sales in the fiscal year ended June 30, 1996.


         (E)  Competition

     The restaurant business is highly competitive with respect to price, service, location and food quality and is generally considered to be a mature industry. Competition in the industry can be
                                                         8
     expected to increase. The industry is affected by changes in consumer eating habits and preferences, local, regional and national economic conditions, demographic trends, automobile traffic patterns, government regulation, employee availability and commodity and operating cost fluctuations, many of which are beyond the Company's control. Any unplanned or unanticipated changes in these factors could adversely affect the Company.


     There are numerous well-established competitors in the operating areas of the Company. Restaurants operated or franchised by the Company compete directly not only with quick service restaurants ("QSRs"), but also with moderately priced family and specialty restaurants. Significant competitors include fast food fish restaurants such as Long John Silver and Captain D's, casual dining restaurants with a seafood emphasis such as Red Lobster and Landry's, and other chains that serve grilled seafood or chicken, or both.


     The Company's primary competitors in the fast service seafood restaurant business are Long John Silver and Captain D's. Both competitors have company owned and franchised restaurant operations in certain regions of the United States. Long John Silver is the largest competitor with over 1,300 locations nationwide. Captain D's, a wholly owned subsidiary of Shoney's, Inc. with approximately 598 units, has a strong regional presence in the southeastern United States. The amount of competition varies among the Company's principal regional markets. Both Captain D's and Long John Silvers compete directly with the Company in Ohio and Pennsylvania, although the level of competition is highest in several Pennsylvania markets. Long John Silvers competes directly with the Company in several of its markets in Florida. In Ontario, the Company has significant direct competition from independent fish and chips restaurants, but less direct competition from other major fast service seafood chains. Many of the Company's competitors possess substantially greater financial, marketing, personnel and other resources than those of the Company. Such competitive pressures limit the Company's ability to increase food and beverage prices and thus may limit the extent to which the Company and its franchisees can offset certain costs of doing business. There can be no assurance that well-established competitors will not place additional restaurants in close proximity to those of the Company and its franchisees.


     The Company also faces vigorous competition from other QSR chains in attracting and retaining suitable franchises. Beginning in the fiscal year commencing July 1, 1997, the Company plans to increase its number of franchised restaurants but there can be no assurance that it will be able to attract and retain suitable franchisees.


     Competition with the Company can take other forms. The Company also competes with fast food restaurants and "casual dining" restaurants that offer specialties other than grilled fish and chicken. Consumer preferences tend to shift and the variety of alternatives may affect consumer selection. A change by consumers to other types of products such as pork or beef or to restaurants with ethnic themes such as Mexican, Chinese or Italian can have a material adverse affect on the Company's sales.

     The Company has developed a concentration of restaurant locations in the food courts of regional shopping malls. The competition in the malls typically consists of the seven to thirteen different restaurant concepts in each food court. Each food concept generally serves a distinctive menu item which may compete, directly or indirectly, with the Company. There can be no assurance that the Company will continue to be able to compete effectively with such food concepts.


         (F) Seasonality

     The Company derives a significant portion of its sales during the November and December holiday season, which is reflected in the Company's operating results for the second quarter. This seasonal effect is dependent upon the general retailing environment and customers' preference to shopping malls. Approximately 70% of the Company's restaurants are in shopping malls. The Company derives approximately 15% of its total annual revenues from operations of the stores located in shopping malls during the holiday season.


         (G) Employees



     At May 31, 1997, the Company had approximately 700 employees. A total of approximately 575 employees are paid on an hourly basis and 125 employees receive a salary. Eight of the Company's employees perform executive functions. Most of the Company's employees are employed at the Company's restaurants. The Company believes that the number of persons employed is adequate to conduct the Company's current level of operations. The Company believes that it would need an additional two to four administrative employees at its headquarters to manage the anticipated expansion. The addition of new restaurants will also increase the number of employees at the restaurants.


     Since many of the Company's employees are paid hourly rates related to the federal minimum wage, increases in the minimum wage will increase the Company's operating expenses. The Federal government has increased the minimum wage from $4.25 an hour to $4.75 per hour in October 1996 and will increase the minimum wage to $5.15 in September 1997. As of May 31, 1997, the Company employed 575 hourly workers, approximately 50% of whom are paid below $5.15 per hour. The Company believes that increases in the minimum wage will cause operating costs to increase by less than 0.4% and that such increased cost will be offset by the Company's recent increase of three percent and increased sales and reduced costs derived from improved purchasing procedures, of which there can be no assurance.


         (H)  Government Regulation

     The Company's business is subject to extensive federal, state and local government regulation, including regulations relating to franchising, public health and safety, zoning and fire codes. The failure to obtain or retain food or other licenses would adversely affect the operations of the Company's restaurants.

     The Company is subject to federal and state laws, rules and regulations that govern the offer and sale of franchises. The Company is also subject to a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. If the Company is unable to comply with the franchise laws, rules and regulations of a particular state, relating to offers and sales of franchises, the Company will be unable to engage in offering or selling franchises in such state. The Company believes it is in compliance with such laws, rules and regulations and has not been cited for non-compliance. In 1995, the Federal Trade Commission ("FTC") conducted an investigation related specifically to the Company following a complaint filed by certain franchisees but the FTC took no action. The complaint alleged various misrepresentations by the Company, including misrepresentations to the franchisees regarding (i) the investment risk, earnings, food costs and construction costs that could be expected by a franchisee, (ii) the rate of expansion of the number of Arthur Treacher's restaurants and (iii) the availability of national advertising and marketing support. The Company is not currently subject to any investigation by any federal or state regulatory authority.



     On a national level, the FTC requires the Company to furnish prospective franchisees with a disclosure document which complies with the FTC's Trade Regulation Rule (the "FTC Rule"). The Company's current FTC disclosure document is effective for use in 37 states, and the District of Columbia, that do not require registration of disclosure documents. However, in the 13 remaining states, the Company is required to register a state-specific document and receive an effective registration notice prior to the commencement of sales of franchises in such states. The Company is not qualified to sell franchises in any state that requires a state specific document although the Company believes that it could register in such states if it chose to offer franchises in such states. The Company has begun the registration process in Illinois, New York, Virginia and Maryland.


     The Company will be required to update its FTC disclosure document to reflect the occurrence of material events. The occurrence of any such events may, from time to time, require the Company to modify its disclosure documents within 90 days or stop offering and selling franchises until the document is so updated. There can be no assurance that the Company will be able to update its disclosure document or become registered to offer or sell franchises in certain states consistent with its expansion plans or that the Company will be able to comply with existing or future franchise regulations in any particular state, any of which could have an adverse effect on the Company.


         (I)  Trade and Service Marks and Trade Secrets

     The Company believes that the "Arthur Treacher's" and the "Arthur Treacher's Fish & Chips" service marks and other service marks may have significant value and are important to the marketing of its restaurants and products. All are registered with the United States Patent Office. The Company has applied to register "Arthur Treacher's Seafood Grille" as a service mark. The Company's principal "Arthur Treacher's" and "Arthur Treacher's Fish and Chips" service marks are subject to renewal for 10 year periods upon application to the United States Patent Office in
                                                        11

     2007. The other service marks are subject to renewal for 10 year periods on various dates between 1999 and 2001. Upon expiration of each period, the marks may be renewed for successive 10 year periods. There can be no assurance, however, that the Company's trade and service marks do not, or will not, violate the proprietary rights of others, that the Company's trade and service marks would be upheld if challenged or that the Company would not be prevented from using its trade or service marks. Any of the aforementioned instances could have a material adverse effect on the Company and its franchisees. The Company's trade and service marks have not been and are not subject to any material challenges and the Company has acted to vigorously defend the marks in several isolated instances where alleged infringement has occurred. The Company is aware of two restaurants in the New York metropolitan area which infringed on the Company's service mark in 1996, each of which ceased such infringement upon demand by the Company.


     The Company utilizes a proprietary batter mix in connection with the preparation of its seafood products. There can be no assurance that such recipe will not be copied by a competitor and that the Company's business will not be adversely affected.


     Item 2. Management's Discussion and Analysis or Plan of Operation.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Registration Statement.


Overview

     The Company's principal sources of revenues are from the operations of the Company owned restaurants and the receipt of royalties from franchisees. The Company's cost of sales includes food, supplies and occupancy costs (rent and utilities at Company owned stores). Operating expenses include labor costs at the Company owned stores and advertising, marketing and maintenance costs. Franchise services and selling expenses include fees payable to regional representatives and their expenses and the salary of the Company's Director of Franchise Services. General and administrative costs include expenses incurred for corporate support and administration, including the salaries and related expenses of personnel at the Company's headquarters in Jacksonville, Florida (except the Director of Franchise Services), the costs of operating the headquarters offices (rent and utilities) and certain related costs (travel and entertainment).

Results of Operations

     The following discussion includes the following periods: (i) the nine months ended March 30, 1997, (the "1997 Nine Months") and the nine months ended March 26, 1996 (the "1996 Nine Months"), (ii) the fiscal year ended June 30, 1996 ("Fiscal 1996") and the fiscal year ended June 30, 1995 ("Fiscal 1995"). The financial statements for the 1997 Nine Months and the 1996 Nine Months have not been audited or reviewed by an independent certified accountant. The discussion of the 1997
                                                        12

     Nine Months and the 1996 Nine Months reflect the operations of the Company for such periods and the operations of MIE for the period November 27, 1996 (the date of consummation of the MIE Acquisition) and December 29, 1996. Results for any interim period are not necessarily indicative of the results for a full year. The financial results of the Company have been audited as of the full fiscal years ended June 30, 1996 and June 30, 1995, and do not reflect the operations of MIE.



1997 Nine Months and 1996 Nine Months

     The Company's revenues increased 93.9% to $11,533,846 for the 1997 Nine Months compared to the 1996 Nine Months. This increase was primarily driven by the Company's acquisition of MIE, an operator of 32 Arthur Treacher's Fish & Chips restaurants, and the purchase of nine additional franchise restaurants. Comparable store sales for restaurants operated a minimum of 12 months increased 1.4% in the 1997 Nine Months compared to the 1996 Nine Months. The increase in revenues was also stimulated by new marketing campaigns and new menu promotion items such as scallops, oysters and popcorn shrimp.


     The Company's total cost and expenses increased 87.1% to $11,947,913 for the 1997 Nine Months compared to the 1996 Nine Months. Approximately $400,000 of the increase resulted from settlements of litigations and lease obligations and start-up cost associated with the Seafood Grille concept in the Detroit market. Also, the addition of 41 Company-owned restaurants, including 32 purchased from MIE, increased total costs and expenses compared to the 1996 Nine Months, although total cost as a percentage to sales declined 3.75% from the 1996 Nine Months.



     The most significant increase from revenues came from restaurant sales, which increased 123.5% to $10,709,831 in the 1997 Nine Months compared to $4,791,844 in the 1996 Nine Months. Franchise and royalty income decreased 2.8% to $766,176 in the 1997 Nine Months primarily because of the acquisition of 41 franchised restaurants. Revenues from franchise sales increased to $57,839 in the 1997 Nine Months from $1,050 in the 1996 Nine Months. The Company anticipates the growth in franchise sales revenue to continue through fiscal year 1998 as the Company increases its efforts to sell franchises.



     Regional representative fees, which are based on the number of representatives and the amount of royalty income from franchisees in a representative's region, declined compared to the 1996 Nine Months in conjunction with the purchase of 41 franchise restaurants. Each representative acted as the Company's exclusive agent in a designated territory to market and supervise individual franchisees and to sell franchise opportunities. Each representative received 50% of the royalties received by the Company under each franchise agreement and $9,000 of the $19,500 initial franchise fee paid by each franchisee in such territory. The Company has two remaining regional representatives but the development of the regional representative program has been discontinued by the Company.


     Cost of sales from restaurant operations declined by 2.4% in the 1997 Nine Months compared to the 1996 Nine Months primarily due to an aggressive effort to increase the Company's purchasing
                                                        13
     efficiencies by reducing contract prices with several major suppliers of fish, shrimp, chicken, potatoes and cooking oil.

     General and administrative expenses increased to $1,069,878 for the 1997 Nine Months compared to $568,407 for the 1996 Nine Months as a result of the settlements of lawsuits and disputes regarding leases and fees related to a consulting agreement with the former Chief Executive Officer which became effective on June 1, 1996. These expenses totaled approximately $452,000 in the 1997 Nine Months.


     Interest expense for the 1997 Nine Months was $114,934 compared to $84,471 in the 1996 Nine Months. The increase in interest expense was a function of indebtedness incurred with respect to recent acquisitions of restaurants.


     Depreciation and amortization increased to $410,768 in the 1997 Nine Months from $219,892 in the 1996 Nine Months. This increase was primarily caused by the increase in fixed assets from the acquisitions of restaurants. The Company also recorded a $256,260 income tax benefit in the 1997 Nine Months compared to an income tax benefit of $220,067 in the 1996 Nine Months.


     As a result of the foregoing, particularly the increase in general and administrative expenses, the Company's net loss was $877,003 in the 1997 Nine Months compared to a loss of $552,098 in the 1996 Nine Months.


     On May 23, 1997 the Internal Revenue Service accepted the Company's proposal of payment of $20,000 and the forfeiture of $1,180,064 of the Company's net operating loss for the period prior to 1992 and removed all restrictions relative to the use of the Company's remaining net operating losses for the tax periods prior to 1992 and all subsequent net operating losses.



Fiscal 1996 and Fiscal 1995

     The Company's revenues increased to $7,877,910 in Fiscal 1996 from $7,218,455 in Fiscal 1995, an increase of 9%. The most significant increase was in sales at Company owned restaurants, where revenues increased 18% to $6,648,564 in Fiscal 1996. Although the number of Company owned stores increased from 23 at the ended of Fiscal 1995 to 24 at the end of Fiscal 1996, revenues at Company owned stores increased principally through the purchase of six restaurants from franchisees which, in the aggregate, had substantially higher sales than the aggregate sales of the three Company owned stores that were closed and the one Company owned store that was sold to a franchisee in Fiscal 1996. Franchise and royalty income declined 20% to $1,228,296 in Fiscal 1996 primarily because of the reduction in the number of franchised restaurants from 123 at the end of Fiscal 1995 to 103 at the end of Fiscal 1996. Revenue from initial franchise fees declined to $1,050 from $63,550 because only one franchise was sold in Fiscal 1996.

     The Company's total costs and expenses increased 8% to $8,863,737 in Fiscal 1996. The cost of sales, including occupancy, at Company owned stores increased 16% to $3,856,776 in Fiscal 1996. As a percentage of revenues from Company owned restaurants, the cost of sales, including occupancy, decreased from 59% in Fiscal 1995 to 58% in Fiscal 1996. The Company's operating expenses increased 15% to $2,742,907 in Fiscal 1996. As a percentage of revenues, operating expenses increased from 33% in Fiscal 1995 to 35% in Fiscal 1996. Such increases were primarily due to increased costs to associated with higher sales volumes. Franchise service and selling expenses declined 17% to $876,584 in Fiscal 1996, representing 11% and 15% of total revenue in Fiscal 1996 and Fiscal 1995, respectively, as a result of lower costs associated with servicing fewer franchisees. Fees payable to regional representatives declined in conjunction with the decline in revenues from franchisees. The Company's general and administrative expenses increased 55.6% to $1,097,350 in Fiscal 1996 compared to Fiscal 1995. As a percentage of revenues, general and administrative expenses increased to 14% in Fiscal 1995 from 10% in Fiscal 1996 as a result of settlements of lawsuits and disputes regarding leases. General and administrative expenses can be expected to increase in Fiscal 1997 as a result of the Company's anticipated expansion plans.


     Interest expenses for Fiscal 1996 also increased to $168,513 from $101,818 in Fiscal 1995 as a result of increased payments to Bank One, the restructuring of lease obligations and interest payable on promissory notes issued in connection with the purchase of restaurants from franchisees and restructuring of lease obligations.


     Depreciation and amortization increased 69% to $290,120 in Fiscal 1996 as a result of the acquisition of the five new Company owned stores and costs associated with the closing of three Company owned stores. The Company also benefited from a net operating loss carry forward of $329,100 in Fiscal 1996 compared to a benefit of $146,600 in Fiscal 1995.


     As a result of the foregoing, the Company's net loss increased 112% to $825,240 in Fiscal 1996 from $389,998 in Fiscal 1995.


Liquidity and Capital Resources

     The Company has financed its operations principally from revenues derived from Company owned stores and royalty income from franchisees, private placements of equity and a line of credit from a bank. The Company had a working capital surplus of $286,832 at March 30, 1997 compared with a working capital deficit of $1,252,796 at June 30, 1996. The Company had cash and short-term investments of $1,739,272 at March 30, 1997 compared to $985,616 at June 30, 1996. Particularly before the installation of new management and change in control in June 1996, operating losses caused the Company to suffer liquidity problems, which included the Company's inability to make certain lease and note payments when due. The Company became in arrears with respect to certain leases because of poor performance by stores in those locations. The Company had also incurred indebtedness in connection with (i) the conversion of past due amounts under certain leases to indebtedness and (ii) the repurchase of certain franchises, but several of such restaurants were unable to generate sufficient revenues to repay the indebtedness.

     In order to increase its working capital and alleviate such liquidity problems, the Company sold 3,042,463 shares of Common Stock in a private placement for aggregate gross proceeds of $1,919,275 from June through September 1996 (the "June Private Placement") and sold 3,163,911 shares of Common Stock in a private placement for aggregate gross proceeds of $5,631,761 in November and December 1996 (the "November Private Placement"). The Company utilized approximately $400,000 of the proceeds of the June Private Placement to provide collateral to Bank One as security for the then outstanding indebtedness of $750,000, approximately $350,000 to satisfy trade payables that were outstanding as of June 1, 1996, approximately $250,000 to fund losses from operations, approximately $166,000 for expenses incurred in connection with the offering and the change of control of the Company through the hiring of Mr. R. Frank Brown, approximately $125,000 for advertising and public relations and the costs associated with the hiring of new management personnel, approximately $105,000 for (i) the repayment of notes due former franchisees who had sold restaurants to the Company and (ii) lease obligations, approximately $142,000 for accounting and legal expenses incurred in conjunction with and after the private placement and with respect to the defense of ongoing litigation and approximately $78,000 for placement fees in connection with the private placement. See "Certain Transactions."


     In November and December 1996, the Company received net proceeds of approximately $5,100,000 from the proceeds of the November Private Placement after deduction of commissions and selling expenses.


     The Company spent $2,250,000 of the proceeds of the November Private Placement for the purchase of all of the outstanding capital stock of MIE, including a cash payment of $1,631,563 to the former shareholders of MIE and $618,437 for the payment of certain indebtedness of MIE owed to Magee Industrial Enterprises, Inc. The Company believes that the purchase of MIE will provide additional opportunities for expansion, since the Company may now open additional Company owned stores and sell additional franchises in New York, New Jersey, Pennsylvania and Delaware, where MIE was the exclusive franchisee and had exclusive development rights. In addition, the Company believed that it could operate the 32 stores owned by MIE with minimal increase in administrative overhead and that the purchase of the 32 stores would provide the Company with more flexibility and control over the implementation of the "Seafood Grille" concept. The Company anticipates that (i)an improvement in the operations of the stores purchased from MIE, which had revenues of $14,399,959 in the year ended December 29, 1996, (ii) earnings which may be generated from Company owned stores which the Company plans to open in MIE's former territory and (iii) the additional franchise fees and royalty income from additional franchises to be sold in such states will have a positive impact on future earnings and liquidity. However, there can be no assurance that the losses sustained by MIE in the year ended December 31, 1996 will not continue and have an adverse impact on the Company's earnings and liquidity.


     The Company used $364,000 of the proceeds of the November Private Placement to satisfy its remaining obligations to Bank One The Company has also utilized the proceeds of the November Private Placement for restaurant renovations to expand the Seafood Grille concept, acquisition of restaurants and settlements of past due amounts to certain landlords and settlement of certain litigation. The Company is now current regarding lease payments on all of its restaurant leases.


     The Company anticipates that it will need additional capital to fund investments in capital expenditures related to the Seafood Grille concept. The Company expects to spend approximately $2,000,000 through June 30, 1998 to develop the Seafood Grille concept in additional markets in the United States. The Company also expects to spend approximately $1,000,000 in working capital to renovate its existing Company owned restaurants to selectively introduce the Seafood Grille concept.


     For the 1997 Nine Months, the Company experienced negative cash flow resulting primarily from start-up expenses related to the introduction of the Seafood Grille concept into the Detroit marketplace, legal and lease obligation settlements, integration expenses related to the acquisitions of M.I.E. and other restaurants. The Company believes the costs incurred in the development of the Seafood Grille concept will enable the Company to re-position itself in the marketplace for quick service restaurants, as the Company can emphasize its broiled food products.


     The Company believes that its revenues will improve in the fiscal year commencing July 1, 1997 as the result of the continued introduction of the Seafood Grille concept, the integration of the 32 restaurants purchased from MIE into the Company's operations and additional expansion. The management of the Company has reduced certain costs since the change of control in June 1996 and continues to seek opportunities to reduce the Company's operating costs. Since March 30, 1997, management of the Company has reduced its administrative staff and has reassigned various middle management positions to yield a cost savings of approximately $275,000 annually. Since June 30, 1996, the Company has changed suppliers and distributors to further reduce costs. In addition to these measures, management has also initiated a menu price increase of approximately three percent. The increase in prices was the Company's first in three years.


     The Company believes that its current cash resources, cash flow from operations and cost savings (including equipment leasing opportunities, selling a mortgage on the real estate owned by the Company at one locatin and new supplier relationships) would be sufficient to adequately fund its current working capital needs through the fiscal year commencing July 1, 1997, although additional financing may be required for all planned capital expenditures. In the event that the Company needs additional working capital to finance its operations or capital expenditures, the Company believes it could meet its needs through either additional borrowings or the sale of additional equity, although there can be no assurance that the Company would be successful in obtaining any such financing, or on what terms such transactions could be effected.



Item 3.           Description of Property.

     The Company's principal executive offices are located at 7400 Baymeadows Way, Jacksonville, Florida 32256 (904-739-1200). The Company rents its 7,600 square feet of headquarters space for an annual rent of approximately $134,000 pursuant to a lease which expires in 2001. The Company believes that its headquarters space is adequate for its proposed expansion.
                                                        17

     The Company's 64 restaurants include 31 restaurants located in premises leased by the Company, 32 located in premises leased by MIE, a wholly-owned subsidiary of the Company, and one in a property owned by MIE. In addition, with respect to five leases, the Company either guarantees the obligations of franchisees or leases the properties and subleases them to franchisees. The Company's free standing restaurants are each approximately 2,000 square feet and the Company's restaurants located in malls are each approximately 400 to 1,100 square feet.


     The leases have remaining terms ranging from one to 16 years. Many of the leases contain renewal options for periods of five to 10 years. The Company is reviewing whether to continue to operate any marginal restaurants acquired in the MIE Acquisition and to renegotiate the terms of each restaurant lease upon the expiration of each lease. The following chart sets forth the expiration dates of the terms of (i) the leases of Company owned restaurants, and (ii) the Company's leases which are subleased to franchisees and leases of franchisees which are guaranteed by the Company.


                                          Leases Subject
                                          to Guarantees
         Number of Leases                 or Subleases                 Expiration Date

                   6                             0                              1997
                   4                             1                              1998
                   7                             0                              1999
                   3                             1                              2000
                  14                             0                              2001
                  11                             2                              2002
                  13                             0                              2003
                   7                             1                              2004
                   3                             0                              After 2004

Item 4.         Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information as of June 15, 1997 with respect to officers, directors and persons who are known by the Company to be beneficial owners of more than 5% of the Company's Common Stock. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.


Shareholder                                                     Shares                Percentage

Bruce R. Galloway(1)                                 1,807,334                          12.0
Lifeyrissjodur Austurlands                           1,179,875                           8.2
NTS Financial Services, Ltd.(2)                      1,167,666                           8.0
Evan Binn and Ronna Binn(3)                            924,592                           6.4

                                                        18




Knoll Capital Management, Inc.(4)                       833,916                           5.8
Liferissjodur Vestmannaeyinga                           823,125                           5.7
Lifeyrissjodurinn Hlif                                  821,875                           5.7
AFC Enterprises, Inc.(5)                                776,666                           5.4
Magee Industrial
  Enterprises, Inc.(6)                                  765,625                           5.1
R. Frank Brown(7)                                       190,000                           1.3
Heinz Schimmelbusch(8)                                   66,668                          0.5.
William Saculla(9)                                       15,000                          0.1


Officers and Directors as a Group                    4,080,564                          26.4%

Total Outstanding Shares (10)                       14,377,531

Notes

     (1) Mr. Bruce R. Galloway is the Chairman of the Board of the Company. Includes warrants to purchase 430,000 shares of Common Stock at a purchase price of $1.51, which warrants are exercisable through May 31, 2001. Includes warrants to purchase 250,000 shares of Common Stock which are exercisable at an exercise price of $3.00 per share through December 31, 2001.


     (2) Mr. Skuli Thorvaldsson, the Vice Chairman of the Company, is the President of NTS Financial Services, Ltd. Includes warrants to purchase 250,000 shares of Common Stock at a purchase price of $1.51, which warrants are exercisable through May 31, 2001. Includes warrants to purchase 50,000 shares of Common Stock which are exercisable for a term of five years at an exercise price of $3.00 per share.


     (3) Includes warrants to purchase 50,000 shares of Common Stock owned by Mr. and Mrs. Binn, which warrants are exercisable at a purchase price of $1.51 per share through May 31, 2001.




     (5) Includes warrants to purchase 100,000 shares of Common Stock owned by Mr. Andrew Catapano, President of AFC Enterprises. Such warrants are exercisable at a purchase price of $1.51 per share through May 31, 2001.


     (6) Gives effect to the conversion of 490,000 shares of Series B Preferred Stock into 765,625 shares of Common Stock for no additional consideration.

     (7) Mr. R. Frank Brown is the President, Chief Executive Officer, Treasurer and a Director of the Company. Includes 140,000 options granted which have vested and 560,000 options granted which have not vested pursuant to Mr. Brown's employment agreement to purchase an aggregate of 700,000 shares of Common Stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to 350,000 shares. 20% of such options vest each year for a period of five years commencing June 1, 1997.


     (8) Mr. Heinz Schimmelbusch, a Director designee, disclaims beneficial ownership of 133,334 shares of Common Stock held in trust for his children.


     (9) Mr. William Saculla is the Secretary of the Company. Does not include options which have been granted but have not vested to purchase 15,000 shares of Common Stock at a price of $2.65 per share. 20% of such options vest for a period of five years commencing September 1, 1997.


     (10) Gives no effect to the issuance of any shares of Common Stock upon the exercise of any outstanding options or warrants, including: (i) 1,335,000 shares of Common Stock upon the exercise of currently exercisable warrants with an exercise price of $1.51 per share, (ii) 400,000 shares of Common Stock upon the exercise of currently exercisable warrants with an exercise price of $3.00 per share, (iii) 316,391 shares of Common Stock upon the exercise of currently exercisable warrants issued to the placement agent of the November Private Placement, with an exercise price of $3.30 per share, (iv) 167,500 shares of Common Stock issuable to employees of the Company other than Mr. Brown for an exercise price of $2.65, which vest over a period of five years commencing September 1, 1997, (v) 5,000 other warrants with an exercise price of $3.00 per share exercisable through January 31, 2002, and (vi) 700,000 shares of Common Stock issuable upon the exercise of options which vest over a period of five years issued to Mr. Brown, and the issuance of 862,514 shares of Common Stock upon conversion of all of the outstanding shares of Series A and Series B Preferred Stock.


     Magee Industrial Enterprises is the sole owner of the 490,000 shares of Series B Preferred Stock which is convertible into 765,625 shares of Common Stock. Twenty shareholders, none of whom are affiliated with the Company, own all of the 89,200 outstanding shares of Series A Preferred Stock, which are convertible into any aggregate of 133,800 shares of Common Stock pursuant to the terms of an agreement in principle between the Company and the holders of the Series A Preferred Stock. See "Description of Securities."


Item 5.           Directors, Executive Officers, Promoters and Control Persons.

          Name                              Age                                 Position

Bruce R. Galloway                           39                         Chairman of the Board

                                            20




R. Frank Brown                              48                         President, Chief Executive Officer,
                                                                               Treasurer and Director

Skuli Thorvaldsson                          55                         Vice Chairman of the Board

Fred Knoll                                  41                         Director (Designee)

Heinz Schimmelbusch                         53                         Director (Designee)

Dennis S. Bookshester                       58                         Director (Designee)

William F. Saculla                          45                         Secretary


Directors

     Bruce R. Galloway. Mr. Galloway has been Chairman of the Board of Directors since May 1996. Mr. Galloway is currently a managing director of Burnham, the placement agent in the November Private Placement, an NASD Broker/Dealer and investment bank based in New York. Prior to joining Burnham in 1993, Mr. Galloway was a senior vice president at Oppenheimer & Company, an investment bank and NASD Broker/Dealer based in New York, from 1991 through 1993. Mr. Galloway holds a B.A. degree in Economics from Hobart College and an M.B.A. in Finance from New York University's Stern Graduate School of Business.


     R. Frank Brown. Mr. Brown has served as President, Chief Executive Officer, Treasurer and Director since May 1996. From May 1995 to May 1996, Mr. Brown worked as a consultant to an investment group associated with the Company. Prior to working for the Company, Mr. Brown was associated with Shoney's and Captain D's. From August 1992 to May 1995, he operated, as a franchisee, two Shoney's restaurants in northern Utah. From November 1984 to August 1992, Mr. Brown was President of Captain D's. From August 1978 through November 1984, Mr. Brown held numerous positions within the Captain D's organization, including Group Vice President, Vice President of Franchise Operations, Director of Franchise Operations, Director of Personal and Training, Personal Recruiter and Unit Manager. Mr. Brown is a 1972 Graduate of Purdue University, where he received a B.A. degree in Psychology.


     Skuli Thorvaldsson. Mr. Thorvaldsson has been Vice Chairman of the Board of Directors since May 1996. Mr. Thorvaldsson has been the Chief Executive Officer of the Hotel Holt in Iceland since 1980. Since 1992, Mr. Thorvaldsson has been the President of NTS Financial Services, Ltd. Mr. Thorvaldsson has various diversified interests in food court services, travel agency and pork processing. He is also a master franchisee of Domino's Pizza in Scandinavia. Mr. Thorvaldsson is a director of Allied Resources Corp. Mr. Thorvaldsson graduated from the Commercial College of Iceland and the University of Barcelona. Mr. Thorvaldsson received his Degree in Law from the University of Iceland.


     Fred Knoll. Mr. Knoll is a Director designee of the Company. Since 1987, he has been the principal of Knoll Capital Management, L.P., a venture capital firm specializing in the information technology industry. From 1989 until 1993, Mr. Knoll was Chairman of the Board of Directors of Telos Corporation (formerly C3 Inc.), a computer systems integration company with approximately $200 million in annual sales. From 1985 to 1987, Mr. Knoll was an investment manager for General American Investors, responsible for the technology portfolio, and served as the United States representative on investments in leveraged buyouts and venture capital for Murray Johnstone, Ltd. of Glasgow, Scotland. Mr. Knoll is the Chairman of the Board of Thinkings Tools Inc. and of Lamar Signal Processing Ltd., and he is a director of numerous companies including Spradling Holdings Ltd. and U.S. Energy Systems Inc. Mr. Knoll is on the Board of Advisors of SRI International (the European division of Stanford Research Institute) and is a co-manager of the Valor Capital Management and Valor International public stock funds. Mr. Knoll holds a B.S. in Electrical
                                                        22

     Engineering   and  Computer   Science  and  a  B.S.  in   Management   from
Massachusetts Institute of Technology and an M.B.A. from Columbia University in Finance and International Business.


     Heinz C. Schimmelbusch. Mr. Schimmelbusch is a Director designee of the Company. He is Chairman, President and Chief Executive Officer of Allied Resource Corporation ("Allied"), a company founded by Mr. Schimmelbusch in 1994 to develop companies active in mining, advanced materials and recycling. Mr. Schimmelbusch is also Chairman of Alanx Corporation, a producer of composite ceramics for wear solutions; Chairman and Chief Executive Officer of Puralube, Inc., which is commercializing an advanced process for re-refining used oil; and a Director of Northfield Minerals Inc., a gold mining and exploration company listed on the Toronto Stock Exchange. Mr. Schimmelbusch has been a Director of Safeguard Scientific Corporation, a company whose shares are listed on the New York Stock Exchange, since 1989. Prior to 1994, Mr. Schimmelbusch was Chairman of the Management Board of Metallgesellschaft AG, Germany, a multinational company in the process industries, and Chairman of the Supervisory Board of LURGI AG, Germany's leading process engineering firm; of Buderus AG, a leading manufacturer of commercial and residential health equipment; of Dynamit Nobel AG, a leading manufacturer of explosives; and Norddeutsche Affinerie AG, Europe's largest copper producer. Mr. Schimmelbusch also served on the Boards of several leading German Corporations and institutions, including Allianz Versicherungs AG, Munich; Philipp Holzmann AG, Frankfurt; Mobil Oil AG, Hamburg; Teck Corporation, Vancouver; and others. Mr. Schimmelbusch has been the founder and Chief Executive Officer of a number of public companies in process industries, including: Inmet Corporation, Toronto, Canada (formerly Metall Mining Corporation); Methanex Corporation, Vancouver, Canada; and B.U.S. Umweltservice AG, Frankfurt, Germany. Mr. Schimmelbusch served as a Member of the Presidency and Chairman of the Environmental Division of the German Industrial Association (BDI) and represented Germany on the Executive Board of the International Chamber of Commerce, Paris, where he held the office of Vice President. Mr. Schimmelbusch received his graduate degree (with distinction) and his doctorate (magna cum laude) in Economics from the University of Tubigen, Germany.


     Dennis S. Bookshester Mr. Bookshester is a Director designee of the Company. Since 1991, he has been a business consultant. In January 1997, he became President and Chief Executive Officer of H20 Plus, LLP. From 1990 through 1991, he served as President and Chief Executive Officer of Zale Corporation. From 1984 through 1989, he served as Vice Chairman of Carson Pirie Scott & Company and as Chairman and Chief Executive Officer of its retail division. From 1983 through 1984, he served as the President and Chief Executive Officer of the Department Stores Division of Carson Pirie Scott & Company. From 1977 through 1983, he held various executive positions with Associated Dry Goods Corporation, where he served as President of its Caldor, Inc. subsidiary from 1982 through 1983, as Chairman and Chief Executive Officer of Sibley, Lindsay and Curr Division from 1978 through 1982 and as President of such division from 1977 through 1978. From 1961 through 1977 he was with Federated Department Stores, Inc. where he became Senior Vice President of Merchandising. Mr. Bookshester is a Director of Evans, Playboy Enterprises Inc., AMRE, Fruit of the Loom, Sundance Homes, American Gem Corporation and the University of Chicago Council for the Graduate School of Business. Mr. Bookshester received his B.S. degree from the University of Alabama in 1960.
                                                        23

     William F. Saculla. Mr. Saculla has served as Secretary of the Company since 1984. Mr. Saculla is responsible for the Company's financial reporting activities and internal controls. Mr. Saculla earned a B.S. degree in Accounting from Youngstown State University in 1978.


     Each Director is elected to serve until the Company's next annual meeting of Shareholders and until his successor is duly elected and qualified. There are no agreements with respect to the election of directors. Executive officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Director designees have agreed to become members of the Board of Directors upon the Company obtaining Director and Officer liability insurance. The Company has requested bids for such insurance to several insurance companies and will obtain such insurance upon acceptance of a bid.


Other Key Employees

     Michael D. Proulx, Director of Franchise Services. Mr. Proulx has served as Director of Franchise Development since January 1994. He was the owner of a Company franchise from December 1992 through August 1996, when it was purchased by the Company. Prior to October 1992, Mr. Proulx was a Commissioned Officer serving as a Pilot and Intelligence Officer in the United States Army with assignments that included that of Company Commander, Airfield Commander and Brigade Operations Officer. Mr. Proulx is a 1973 graduate of Cornell University where he received a B.S. degree in Economics. Mr. Proulx also received an M.S. degree in International Relations from Troy State University in 1988.

     Jana Williams, Director of Marketing. Ms. Williams rejoined the Company as the Director of Marketing in June 1996. Prior to this, Ms. Williams was the Marketing and Media Coordinator for the Company from December 1993 to January 1996. From January 1996 to June 1996, she was an Account Coordinator at Harte Hanks Direct Marketing. From January 1992 to June 1993, Ms. Williams served as a Convention Coordinator for Technol Medical Products, Inc., in Fort Worth, Texas. From May 1986 through January 1992, she served as Women's Services Specialist for the Team Bank in Dallas, Texas. Ms. Williams is a 1990 graduate of the University of Texas, Arlington where she earned a B.A. in Marketing.


Committees

     In December 1996, the Board of Directors  formed the following  committees:
Executive, Compensation and Audit. The Board of Directors elected Frank Brown, Bruce Galloway and Skuli Thorvaldsson to the Executive Committee. The Compensation Committee of the Board of Directors was formed to review the Company's executive compensation proposals, subject to the approval of the Board of Directors. The Compensation Committee is composed of Dennis Bookshester, Skuli Thorvaldsson and Bruce Galloway. The Audit Committee was formed to advise the Board in matters relating to the audit of the Company's financial statements and the Company's financial reporting systems. The Board elected Messrs. Bruce Galloway, R. Frank Brown, William Saculla, the
                                                        24

     Company's Secretary, and George Koo, an independent advisor to the Company, as members of the Audit Committee.


     In addition, the International Advisory Committee was formed to advise the Board of Directors regarding international operations and expansion opportunities, although without the power to obligate the Company. The Board selected Gudmundur Jonsson, David Baron, Valdimar Thomasson, Evan Binn, Gisly Martinsson, Lorie Karnath and Hans Rutkowski to the International Advisory Committee.

Item 6.           Executive Compensation.

     The following table provides certain summary information concerning the compensation paid or accrued by the Company to or on behalf of its Chief Executive Officer and the other named executive officers of the Company for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended June 30, 1996, 1995 and 1994.





(a)  Summary Compensation Table


                                                                                                      Long-Term Compensation
                                        Annual Compensation                                           Awards Payouts      Payouts
Name and                                            Other Annual    Restricted        Securities           LTIP         All Other
Principal Position   Year   Salary       Bonus      Compensation    Stock             Underlying           Payouts      Compensation
                                                                    Award(s)          Options/SARs
R. Frank Brown       1996   $10,025.00    0.00       $0.00          0.00              700,000              $0.00               0
 President, CEO,                                                                      shares of
Treasurer                                                                             Common Stock
                     1995        $0.00    0.00       $0.00          0.00                        0          $0.00

                     1994        $0.00    0.00       $0.00          0.00                        0          $0.00                0
William Saculla      1996   $75,000.00  $1,000       $0.00          0.00                        0          $0.00                0
 Secretary
                     1995   $70,000.00    0.00       $0.00          0.00                        0           $0.00
                     1994   $65,000.00    0.00       $0.00          0.00                        0           $0.00               0



(b)  Option/SAR Grants in Last Fiscal Year


                              Number of Securities         Percent of total
                              Underlying Options/SARs      options/SARs granted to
Name                          granted                      employees in fiscal year     Exercise or base price      Expiration Date
R. Frank Brown (1)            700,000 shares of            100%                         $1.375 for 350,000 Shares   2002-2006

                              Common Stock                                              $2.125 for 350,000 Shares

______________________
     (1) 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting.


     (c) Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

                        Shares acquired on                       Number of Unexercised           Value of unexercised in-the-money
Name                    exercise                 Value Realized  options/SARs at June 30, 1996     options/SARs at June 30, 1996
R. Frank Brown(1)       0                        0               700,000 options                   $0 Exercisable,
                                                                                                   $262,500 Unexercisable

 ______________________
(1) 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting.

(d)  Long-Term Incentive Plans - Awards in Last Fiscal Year


                                                                                    Eststimated future payouts under non-stock
                  Number of shares,       Performance or other period                  price based plans
Name              units or other rights   until maturation or payout  Threshold               Target            Maximum
R. Frank Brown(1) 700,000                 June 1997-June 2001               N/A                  N/A               N/A


______________________
     (1) 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting.


     Mr. R. Frank Brown has executed an employment agreement with the Company which provides for a salary of $125,000 per year for a term of two years commencing June 1, 1996. The agreement is renewable annually for additional one year terms. Pursuant to the employment agreement, the Company granted Mr. Brown options to purchase an aggregate of 700,000 shares of Common Stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to 350,000 shares. 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting. In the event that Mr. Brown's employment contract is not renewed, he will only be entitled to exercise those options which have vested as of the date of termination. The Company has also purchased $1,000,000 of key man life insurance on Mr. Brown, of which the Company is the beneficiary. Ownership of the policy will be assigned to Mr. Brown upon termination of Mr. Brown's employment. Mr. Brown also receives a car allowance of $600 per month.

Item 7.           Certain Relationships and Related Transactions.

     On May 31, 1996, Mr. James R. Cataland sold 2,000,000 shares of Common Stock to an investor group led by Mr. Bruce Galloway, the Company's Chairman of the Board, for an aggregate sale price of $1,200,000. With respect to such 2,000,000 shares, Mr. Galloway purchased 416,667 shares, NTS Financial Services, LTD. (an affiliate of Mr. Thorvaldsson, the Company's Vice Chairman of the Board) purchased 416,666 shares, Lifeyrissjodurinnn Hilf (an Icelandic pension fund) purchased 546,875 shares, Heinz Schimmelbusch and members of his family purchased 200,000 shares and certain non-affiliates of the Company purchased the remaining 419,792 shares. Contemporaneously with such sale, James A. Cataland and William Saculla resigned from the Board of Directors of the Company, Mr. Cataland resigned as President of the Company and Messrs. Galloway, Brown and Thorvaldsson were elected to the Board of Directors. Mr. Galloway paid $0.60 per share purchased from Mr. Cataland, but received no placement fee in connection therewith. Certain other purchasers of the balance of 2,000,000 shares of Common Stock from Mr. Cataland and 3,042,463 shares of Common Stock from the Company paid $0.64 per share. Of the $0.64 purchase price per share, $0.04 per share was paid as a placement fee to Mr. Galloway, and other broker/dealers, and Mr. Cataland and the Company received $0.60 per share from such investors. With respect to such private placement, approximately $40,000 in placement fees were paid to Mr. Bruce Galloway in his capacity as a placement agent. Upon the sale of his shares of Common Stock, Mr. Cataland was retained by the Company as a consultant under a consulting agreement. Under this agreement, Mr. Cataland receives a consulting fee of $100,000 per year, payable in bi-weekly installments for two years which commenced June 1, 1996.

     On May 31, 1996, Messrs. Bruce Galloway, Skuli Thorvaldsson and Gudmundur Jonsson agreed to be jointly and severally liable for the Company's obligations to Bank One under a term loan in the original principal amount of $750,000 and Mr. Andrew Catapano, the President of AFC Enterprises (a principal shareholder of the Company) agreed to guarantee $187,500 of the Company's obligations. Upon repayment of the loan on December 2, 1996, the guarantees were terminated. In consideration for such guarantors providing the guarantees and providing approximately $170,000 to fund certain expenses in connection with the acquisition of Mr. Cataland's shares and the placement of the Company's Common Stock in May 1996, the Company issued 555,000 warrants to Mr. Galloway, 250,000 warrants to Mr. Thorvaldsson, 250,000 warrants to Mr. Jonsson and 100,000 warrants to Mr. Catapano. Such warrants are exercisable at a price of $1.51 for a period of five years through May 31, 2001.


     On August 26, 1996, the Company purchased substantially all of the assets and selected liabilities of Proulx Properties, Inc., a corporation owned by Michael Proulx, the Company's Director of Franchise 28

     Services. The assets of the corporation consisted of a franchised restaurant located in Port Charlotte, Florida. The purchase price was 22,000 shares of Common Stock of the Company valued at $68,750. On the date of the transaction, the average of the Company's closing bid and asked prices was $3.125 per share.


     On November 27, 1996, the Company purchased all of the issued and outstanding stock of MIE for $1,506,563. The Company also invested $743,437 into MIE, which amount was immediately paid to Magee Industrial Enterprises ("Magee"), an affiliate of MIE, to reduce the outstanding indebtedness owed by MIE to Magee to $1,091,563. The $2,250,000 paid in connection with the MIE Acquisition was paid from the proceeds of the November Private Placement. As of the date of the acquisition, Magee was owned by 11 individuals and 10 trusts, all of whom are relatives or trusts for the benefit of relatives. None of such shareholders own more than 10% of the issued and outstanding stock of Magee. Harry M. Katerman, the owner of 8.8% of the stock of Magee is the President of Magee.


     The $1,139,563 principal amount of remaining debt owed by MIE to Magee is evidenced by a promissory note (the "Magee Note") payable in 10 equal semiannual installments, with the first payment being due on June 1, 1998 and the final payment being due on December 1, 2002. The principal amount of the Magee Note bears interest at the rate of eight percent (8%) per annum, and interest is payable every six months commencing June 1, 1997. In the event of a closing of any financing by the Company in excess of $10,000,000, provided that the debt or equity financing which results in equaling or exceeding the aggregate gross proceeds of $10,000,000 is a debt or equity financing for gross proceeds of a minimum of $5,000,000 (other than any purchase money financing in connection with the acquisition of any assets) or the sale of all or substantially all of the capital stock of the Company or MIE, the balance of all outstanding principal and interest under the Magee Note shall be immediately due and payable.


     The 490,000 shares of Series B Preferred Stock of the Company owned by MIE were transferred to Magee in connection with the Company's acquisition of MIE. The Series B Preferred Stock is convertible into 765,625 shares of Common Stock of the Company at the option of the Company commencing April 27, 1997. The Company agreed to pay Magee an amount equal to the accrued dividend on the Series B Preferred Stock of $390,417 through November 30, 1996 in full on September 1, 1998. Such obligation shall not bear interest and no dividends have accumulated on such Preferred Stock since November 30, 1996.


     In connection with the November Private Placement, Bruce Galloway received $71,000 as selling commissions. Burnham, the placement agent of the November Private Placement, had agreed to pay Mr. Galloway, the Chairman of the Board of the Company and a Managing Director of Burnham, 20% of the cash compensation payable to Burnham in consideration for his services rendered in connection with the November Private Placement.


     Effective January 10, 1997, the Company issued 250,000 warrants to Mr. Bruce Galloway, 100,000 warrants to Mr. George Koo (an advisor to the Board) and 50,000 warrants to Mr. Skuli 29

Item 8.           Description of Securities.

     The Company's certificate of incorporation provides for an authorized capital stock of 25,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. 14,377,531 shares of Common Stock, 87,200 shares of Series A Preferred Stock and 490,000 shares of Series B Preferred Stock are issued and outstanding.


Common Stock

     The holders of Common Stock are entitled to one vote per share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of Directors, with the result that holders of more than 50% of the shares voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from sources available therefor. In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share ratably in the assets of the Company available for distribution to stockholders after payment of liabilities and after provisions for each class of stock, if any, having preference over the Common Stock. All outstanding shares are fully paid and non-assessable and legally issued. Shareholders do not have any preemptive rights to subscribe for or purchase any stock, warrants or other securities of the Company. The Common Stock is not convertible or redeemable.


Preferred Stock

     The Series A Preferred Stock is entitled to a cumulative dividend of $0.10 per share per annum. Such dividends accrue annually but are payable if and when the Board declares a dividend. The Company has not paid any dividends with respect to the Series A Preferred Stock. Accordingly, no dividends may be distributed with respect to the Common Stock so long as there are accrued and unpaid dividends on the Series A Preferred Stock. The holders of the Series A Preferred Stock are not entitled to vote, except as required by law. The 87,200 outstanding shares of Series A Preferred Stock are convertible into 96,889 shares of Common Stock for no additional consideration at the option of the holder of the stock. The Series A Preferred Stock is entitled to a liquidation preference of $1.00 per share, plus any accrued and unpaid dividends. The Series A Preferred Stock may be redeemed by the Company at a redemption price of $1.00 per share plus all accrued and unpaid dividends. The amount of accumulated and unpaid dividends was approximately $96,000 as of December 31, 1996. The Company has an agreement in principle with the holders of the Series A Preferred Stock to issue such holders 133,800 shares of Common Stock in consideration for the 87,200 shares of Series A Preferred Stock and all accumulated and unpaid dividends on the Series

     A Preferred Stock. The Common Stock will be issued upon receipt by the Company of executed agreements which have been sent to the holders of the Series A Preferred Stock.


     The Series B Preferred Stock is entitled to a cumulative dividend of $0.10 per share per annum. Such dividends accrue annually but are payable if and when the Board declares a dividend. The holders of the Series B Preferred Stock are not entitled to vote, except as required by law. The Series B Preferred Stock is entitled to a liquidation preference of $1.00 per share. The Company has not paid any dividends with respect to the Series B Preferred Stock. In conjunction with the acquisition of all of the issued and outstanding shares of capital stock of MIE from affiliates of Magee on November 27, 1996, Magee (the holder of all of the issued and outstanding shares of Series B Preferred Stock), and the Company agreed that no dividends would accumulate on such Preferred Stock after November 30, 1996. The Company agreed to pay Magee an amount equal to the accrued dividend on the Series B Preferred Stock of $390,417 through November 30, 1996 in full on September 1, 1998. Such obligation shall not bear interest. The 490,000 outstanding shares of Series B Preferred Stock are convertible at the option of the holder or the Company at any time into 765,625 shares of Common Stock for no additional consideration. The Company has not determined when it will require conversion of the Series B Preferred Stock into Common Stock.


Warrants and Options

     The Company has issued 1,335,000 warrants to purchase shares of Common Stock at an exercise price of $1.51 per share. The warrants are exercisable for a period of five years through May 31, 2001. Some of such warrants were issued to principals of the Company, including 555,000 warrants to Bruce Galloway, 250,000 warrants to Skuli Thorvaldsson, 250,000 warrants to Gudmundur Jonsson, 100,000 warrants to Andrew Catapano (the owner of AFC Enterprises, Inc., a principal shareholder of the Company), and 50,000 to Evan Binn (a principal shareholder of the Company). The remaining 255,000 warrants are held by six people, none of whom owns more than 65,000 warrants. Mr. Galloway subsequently transferred 125,000 of such warrants. The warrants provide that the Company will, at the Company's expense and upon the request of the holder of the warrants, include the shares of common stock underlying the warrants held by such holder in any registration statement filed by the Company with the Securities and Exchange Commission (the "Commission"), subject to certain conditions.

     Pursuant to his employment agreement, the Company granted Mr. Frank Brown options to purchase an aggregate of 700,000 shares of Common Stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to 350,000 shares. 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting. In the event that Mr. Brown's employment contract is not renewed, he will only be entitled to exercise those options which have vested as of the date of termination.

     The Company has issued options to employees other than Mr. Brown to purchase an aggregate of 212,500 shares of Common Stock, 167,500 at an exercise price of $2.65 per share and 45,000 at an exercise price of $3.37 per share. 20% of the options with an exercise price of $2.65 per share vest each year over a period of five years commencing on September 1, 1996 and are exercisable for five years after vesting. 20% of the options with an exercise price of $3.37 per share vest each year over a period of five years commencing on March 27, 1998 and are exercisable for five years after vesting.


     The Company has issued to Burnham warrants to purchase 316,391 shares of Common Stock in consideration for services rendered as placement agent in the November Private Placement. The warrants are exercisable for a period of five years from the date of issue at a price per share equal to$3.30, a price equal to 110% of the closing bid price of the Company's shares as recorded on the NASD Bulletin Board on the date of each closing under the November Private Placement. The warrants provide that the Company will, at the Company's expense and upon the request of the holders of more than 30% of the warrants and shares of common stock issuable upon exercise of the warrants, include the shares of common stock underlying the warrants in any registration statement filed by the Company with the Commission, subject to certain conditions . The warrants also provide that the Company is required, at its expense, to file a registration statement with the Commission to register the shares of common stock issuable upon exercise of the warrants upon the demand after December 23, 1999, of the holders of a minimum of 30% of any of such shares of common stock that have not been previously registered by the Company.


     Effective January 10, 1997, the Company issued 250,000 warrants to Mr. Bruce Galloway, 100,000 warrants to Mr. George Koo and 50,000 warrants to Mr. Skuli Thorvaldsson. The warrants are exercisable for a term of five years at an exercise price of $3.00 per share. The warrants were issued for services rendered in connection with the acquisition of MIE and represented the reinstatement of 400,000 warrants previously issued to Mr. Galloway (with an exercise price of $0.60 per share) for services rendered in connection with a private placement in August 1993 but which had expired in August 1995. The warrants provide that the Company will, at the Company's expense and upon the request of the holder of the warrants, include the shares of common stock underlying the warrants held by such holder in any registration statement filed by the Company with the Commission, subject to certain conditions.

                                                      PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

(a)      Market Information

     The following table sets forth the high and low prices for the periods indicated as reported by the National Daily Quotation Service, Inc. between dealers and do not include retail mark-ups, mark-downs, or commissions and do not necessarily represent actual transactions, as reported by the National Association of Securities Dealers Composite Feed or other qualified inter-dealer quotation medium. As of June 30, 1997, the closing bid price was $ per share.

                                     Low                      High

1995 Fiscal Year:

First Quarter                       0.560                     1.310
Second Quarter                      0.680                     1.870
Third Quarter                       0.680                     1.680
Fourth Quarter                      0.680                     1.180

1996 Fiscal Year:

First Quarter                       0.500                     1.063
Second Quarter                      0.375                     0.906
Third Quarter                       0.250                     0.875
Fourth Quarter                      0.500                     3.125

1997 Fiscal Year:

First Quarter                       2.000                     3.375
Second Quarter                      3.000                     3.375
Third Quarter                       3.000                     3.875

     The Common Stock is recorded on the NASD Bulletin Board with the symbol ATCH. As of June 30, 1997, the number of record holders of the Company's Common Stock was 583.

(b)      Dividends

     To date, the Company has not paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. The Company does not intend to declare any dividends in the foreseeable future, but instead intends to retain all earnings, if any, for use in the Company's business operations. No dividends may be distributed with respect to the Common Stock so long as there are accrued and unpaid dividends on the Series A Preferred Stock. The amount of accumulated and unpaid dividends on the Series A Preferred Stock was approximately $96,000 as of December 31, 1996. The Company has an agreement in principle with the holders of the Series A Preferred Stock to issue such holders 130,800 shares of Common Stock in consideration for the 87,200 shares of Series A Preferred Stock and all accumulated and unpaid dividends on the Series A Preferred Stock.


Item 2.           Legal Proceedings

     In the normal course of the Company's business, certain actions may be filed against the Company for which the Company and its legal counsel, do not believe would warrant any merit. Such actions may prove to be meritorious and could result in settlements which could materially and severely affect the financial condition of the Company. Except for the following action, no such action is pending. As of March 31, 1997, the Company has not made any provisions for any actions, including the action discussed below. There can be no assurance that any actions against the Company would be resolved in favor of the Company nor that such actions would be dismissed.


     ATAC Corporation and Patrick Cullen v. Arthur Treacher's, Inc. and James Cataland, Case No. 1:95CV 1032, in the U.S. District Court, Northern District, Ohio Eastern Division


     On November 16, 1994, the Company terminated the agency agreement of a Regional Development Representative, ATAC Corporation, on the grounds that the agent breached the agreement by assigning the agency agreement to a third party without the consent of the Company. On May 9, 1995, ATAC filed the above lawsuit; however, ATAC did not inform the Company of the lawsuit (via service of process as prescribed by the Ohio Rules of Civil Procedure). ATAC seeks a minimum of $2,750,000 in compensatory damages and $6,000,000 in punitive damages.


     On August 31, 1995, ATAC's counsel informed the Company that a lawsuit has been filed. ATAC alleges that the Company terminated the contract without cause, tortiously interfered with other business relationships, wrongful conversion of the territory, restraint of trade and price-fixing, breach of contract, fraud, RICO and conversion. The Company has filed a partial motion on the pleadings to dismiss James Cataland, Sr. and William Saculla from the lawsuit. The Company has also filed a Motion for Judgment on the Pleading which requests the court to dismiss all claims. If successful, ATAC will only be allowed to proceed under a breach of contract theory.

     The Company believes that the lawsuit is an attempt by plaintiffs to regain the territory by forcing the Company to defend expensive litigation at significant expense and that the plaintiffs claims are without merit. The Company has filed a counterclaim against ATAC seeking a Declaratory Judgment that ATAC does not have a service contract with the Company in certain areas which the Company does business, that ATAC has committed breach of contract and that the Company is entitled to indemnification for previous lawsuits which have occurred because of the actions of ATAC on behalf of the Company.



Item 3.           Changes in and Disagreements with Accountants.

         None

Item 4.           Recent Sales of Unregistered Securities.

     From May through August, 1996, the Company concluded a private placement of 3,042,463 shares of its Common Stock at $.64 per share (for gross proceeds of $1,947,176) to 22 accredited investors.


     In August 1996 and December 1996, the Company issued an aggregate of 37,050 shares of Common Stock and, in January 1997, a warrant to purchase 5,000 shares of Common Stock at an exercise price of $3.00 per share for five years commencing January 1, 1997 to McLaughlin & Stern, LLP in consideration for legal services.


     On May 31, 1996, the Company issued warrants to purchase an aggregate of 1,335,000 shares of Common Stock at an exercise price of $1.51 per share, which warrants are exercisable through May 31, 2001. The Company issued an aggregate of 1,155,000 warrants in consideration for the warrant holders providing personal guarantees of the Company's obligations to Bank One under a term loan in the principal amount of $750,000 and for providing approximately $170,000 to fund certain expenses in connection with the acquisition of Mr. Cataland's shares in May 1996 and the private placement of the Company's Common Stock in May 1996. The remaining 180,000 warrants were issued in consideration for services rendered to the Company in connection with the change of control of the Company in May 1996.


     Pursuant to his employment agreement, the Company granted Mr. Frank Brown options to purchase an aggregate of 700,000 shares of Common Stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to 350,000 shares. 20% of these options vest each year over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting. In the event that Mr. Brown's employment contract is not renewed, he will only be entitled to exercise those options which have vested as of the date of termination. The Company has issued options to employees other than Mr. Brown to purchase an aggregate of 212,500 shares of Common Stock, 167,500 issued on August 8, 1996 at an exercise price of $2.65 per share and 45,000 issued on March 27, 1997 at an exercise price of $3.37 per share. 20% of the options with an exercise price of $2.65 per share vest each year over a period of five
                                                        35
     years commencing on September 1, 1996 and are exercisable for five years after vesting. 20% of the options with an exercise price of $3.37 per share vest each year over a period of five years commencing on March 27, 1998 and are exercisable for five years after vesting.


     In November and December, 1996, the Company concluded a private placement of 3,163,911 shares of its Common Stock at $1.78 per share (for gross proceeds of $5,631,761) to 57 accredited investors. In conjunction with such private placement, the Company has issued to Burnham warrants to purchase 316,391 shares of Common Stock in consideration for services rendered as placement agent in the November Private Placement. The warrants are exercisable for a period of five years from the date of issue at a price per share equal to $3.30, a price equal to 110% of the closing bid price of the Company's shares as recorded on the NASD Bulletin Board on the date of each closing under the November Private Placement.


     Effective January 10, 1997, the Company issued 250,000 warrants to Mr. Bruce Galloway, 100,000 warrants to Mr. George Koo and 50,000 warrants to Mr. Skuli Thorvaldsson. The warrants are exercisable for a term of five years at an exercise price of $3.00 per share. The warrants were issued for services rendered in connection with the acquisition of MIE and represented the reinstatement of 400,000 warrants previously issued to Mr. Galloway (with an exercise price of $0.60 per share) which had expired in August 1995.


     Neither the Company nor any person acting on its behalf offered or sold the securities described above by means of any form of general solicitation or general advertising. Each purchaser represented in writing that he acquired the securities for his own account. A legend was placed on the certificates stating that the restrictions on their transferability and sale. Each purchaser signed a written agreement that the securities will not be sold without registration under the Securities Act or exemption therefrom. The Registrant believes such issuances are exempt transactions not involving a public offering under Section 4(2) of the Securities Act.


Item 5.  Indemnification of Directors and Officers.

     The Utah Revised Business Corporation Act of 1992 (the "Model Act") provides that the statutory indemnification provisions are not exclusive and a corporation, through its by-laws, may authorize indemnification in circumstances that go beyond those permitted by statute, subject to certain limitations. The Model Act does not, however, permit any indemnification to the director or officer where: (a) amount of financial benefit received by director to which he was not entitled; (b) intentional infliction of harm on corporation or shareholders; (c) unlawful distribution; or (d) intentional violation of criminal law. The Company's By-Laws provide for indemnification of officers and directors for any action taken or failure to take action as the officer and/or director so long as the officer and/or director reasonably believed that his conduct was in, or not opposed to, the Company's best interests, and not in violation of the Model Act.

                              PART III

Item 1.              Index to Exhibits.



Item 2.              Description of Exhibits.

      (a)      Exhibits

     3.1.1 Registrant's Certificate of Incorporation



     3.1.2 Agreement and Plan of Reorganization and First Addendum dated December 5, 1983


     3.1.3 Certificate of Merger dated January 23, 1984



     3.1.4 Articles of Merger dated January 27, 1984



     3.1.5 Articles of Amendment to Articles of Incorporation dated January 27, 1984


     3.1.6 Amendment to Articles of Incorporation dated January 27, 1986



     3.1.7  Articles of  Amendment to Articles of  Incorporation  dated June 28,
1996


     3.2 Registrant's Bylaws



     4.1 Form of Common Stock Certificate



     4.2 Certificate of Designation on Series A Preferred Stock



     4.3 Certificate of Designation on Series B Preferred Stock



     10.1 Purchase Agreement dated May 31, 1996 between James Cataland and Registrant

                        Exhibits
                        Exhibit A - Option Agreement (See Exhibit 10.16) Exhibit B - Consulting Agreement (See Exhibit 10.14)



                        Schedules
                        Schedule A - States of Incorporation and
                         Qualification

                                    Schedule B - Financial Statements
                                    Schedule C - Taxes
                                    Schedule D - Contracts
                                    Schedule E - Accounts Receivable
                                    Schedule F - Litigation
                                    Schedule G - Conflicting Interests
                                    Schedule H - Leases
                                    Schedule I - Franchises
                                    Schedule J - Trademarks
                                    Schedule K - Payroll Register
                                    Schedule L - Employment Contracts
                                    Schedule M - Insurance Policies


    10.2 Employment Agreement dated June 1, 1996 between R. Frank Brown and Registrant

    10.3 Purchase Agreement dated November 27, 1996, between M.I.E. Hospitality and Registrant

             Schedules
             Schedule 1                  Notice of Target Inter-Company Debt

             Schedule 1(b)               Seller's Distribution Schedule (See
                                         Exhibit 10.17)

             Schedule B                  Qualifications as Foreign Corporations
                                         in Delaware, New Jersey, New York

             Schedule 2(a)               Capital Stock Representations,
                                         Exceptions, etc.

             Schedule 2(b) Exceptions to GAAP and Ordinary Course of Business since September 30, 1996, etc.

             Schedule 2(c)               Disclosure of Liabilities of M.I.E.
                                         Hospitality Not Disclosed in Financial
                                         Statements or Other Schedules

             Schedule 2(d) Exceptions to Tax Returns, Representations and Warranties

             Schedule 2(e)               List of assets owned or leased, etc.

             Schedule 2(f)             Exceptions to Usability and Salability
                                       of Inventories

             Schedule 2(g)             Contracts, Notices, Defaults, etc.

             Schedule 2(g)(5)          Insurance policies and bonds

             Schedule 2(g)(6)          Banks

             Schedule 2(g)(7) Interests in entities having been party to transaction with M.I.E. in past 12 months

             Schedule 2(g)(8)          Consents or approvals of third parties
                                       required

             Schedule 2(g)(9)          Accounts receivable aging schedule

             Schedule 2(i) Salary increases, contracts with employees, agents, etc., and M.I.E. benefit plans; M.I.E. payroll roster; Collective Bargaining Agreements

             Schedule 2(k)             Legal Actions

             Schedule 2(l)             Patents and trademarks, licenses, etc.

             Schedule 2(m) List of Indemnification Given for M.I.E. Hospitality for Patent, Trademark or Copyright Infringement

             Schedule 2(o)             Insurance Policies, see Schedule
                                       2(g)(5)

             Schedule 2(p) Outstanding Loans or Advances or Obligations to Make Loans or
                                       Advances

             Schedule 2(r)             Environmental

             Schedule 3(b)             Consents required for performance by
                                       Buyer

            Schedule 3(d)           Preferred Stock Rights and
                                    Preferences

            Schedule 3(e)           Buyer Financials

            Schedule 5 Consents and Release of Guarantees Received by M.I.E. Hospitality (Identified Leases)

            Schedule 5(i)           Consents to Lease, etc., not received

            Schedule 7(e)           Actual Knowledge (individuals)

            Schedule 12(i)          Target Working Capital Statement

            Exhibits
            Exhibit A               M.I.E. Note (See Exhibit 10.8)

            Exhibit B               Buyer Guaranty (See Exhibit 10.4)

            Exhibit C               Buyer Note (See Exhibit 10.7)

            Exhibit 2(b) Balance Sheets and statements of Income as of 12/31/95 and 9/30/96

            Exhibit D               Form of Questionnaire

            Exhibit D-1             Responses to Questionnaire

            Exhibit E               Escrow Agreement (See Exhibit 10.5)

            Exhibit F               General Mutual Releases (See Exhibit
                                    10.6)


     10.4  Guaranty   Surety   Agreement  dated  November  27,  1996  by  Arthur
Treachers,Inc.

     10.5 Escrow Agreement dated November 27, 1996 among Arthur Treacher's, Inc. Seller and Brown Brothers Harriman & Co.


     10.6 Mutual Release Agreement dated November 27, 1996, among M.I.E. Hospitality, Inc. and Magee Industrial Enterprises, Inc.

     10.7 Promissory Note dated November 27, 1996 for $390,417 from M.I.E. Hospitality, Inc. in favor of Magee Industrial Enterprises Inc.


     10.8 Promissory Note dated November 27, 1996 for $1,139,563 from M.I.E. Hospitality, Inc in favor of Magee Industrial Enterprises, Inc.


     10.9 Uniform Franchise Offering Circular as of January 1, 1997



     10.10 Form of Franchise Agreement as of January 1, 1997



     10.11 Form of Warrant exercisable at $1.51 per share



     10.12 Form of Warrant to Burnham Securities, Inc.



     10.13 Form of Stock Option to Employees



     10.14 Consulting Agreement dated May 31, 1996 between James Cataland and Registrant


     10.15 Termination Agreement dated May 31, 1996 between James Cataland and Registrant


     10.16 Option Agreement dated March 29, 1996 between James Cataland and Skuli Thorvaldsson

     10.17 Schedule 1(b) to the Purchase Agreement dated November 27, 1996 between M.I.E. Hospitality and Registrant.


     10.18 Form of agreement with holders of Series A Preferred Stock


     11.1 Statement of Computation of Per Share Earnings


     21. List of Subsidiaries



     27. Financial Data Schedules

                                                    SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ARTHUR TREACHER'S, INC.
                                                        (Registrant)


Date: June 30, 1997       By /s/ R.  Frank Brown
                                  R. Frank Brown,
                                  President, Chief Executive Officer, Treasurer






steven\treacher\10sb\10sb1.626

                               ARTHUR TREACHER'S INC. AND SUBSIDIARIES

                      INDEX TO PRO FORMA FINANCIAL INFORMATION AND HISTORICAL
                                      FINANCIAL STATEMENTS

                                                                  Page

ARTHUR TREACHER'S INC. CONSOLIDATED FINANCIAL
         STATEMENTS (UNAUDITED - INCLUDING M.I.E.
         HOSPITALITY, INC.) - MARCH 30, 1997
Consolidated Balance Sheet as of March 30, 1997                    F-3
Consolidated Comparative Statements of Operations for Periods
         Ending March 30, 1997 and March 26, 1997                  F-5
Consolidated Comparative Statements of Retained Earnings
         (Deficit) for Periods Ending March 30, 1997 and
         March 26, 1996                                            F-6
Consolidated Comparative Statements of Cash Flows for Periods
         Ending March 30, 1997                                     F-7
Notes to Interim Consolidated Financial Statements                 F-8

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Pro Forma Consolidated Statement of Operations for Fiscal
         Year Ended June 30, 1996                                  F-11
Notes to Pro Forma Intermin Consolidated Statement of Operations   F-12

ARTHUR TREACHER'S INC. AND SUBSIDIARIES FINANCIAL
         STATEMENTS
Independent Auditiors' Report                                      F-13
Consolidated Balance Sheets as of June 30, 1996 and 1995           F-14
Consolidated Statements of Operations for the fiscal years ended
         June 30, 1996 and 1995                                    F-16
Consolidated Statements of Retained Earnings for the fiscal
         years ended June 30, 1996 and 1995                        F-17
Consolidated Statements of Cash Flows for the fiscal years ended
         June 30, 1996 and 1995                                    F-18
Notes to Consolidated Financial Statements                         F-19

Independent Auditors' Report                                       F-30
Consolidated Balance Sheets as of June 30, 1995 and 1994           F-31
Consolidated Statements of Operations for the fiscal years
         ended June 30, 1995 and 1994                              F-33

Consolidated Statements of Retained Earnings for the fiscal
         years June 30, 1995 and 1994                              F-35
Notes to Consolidated Financial Statements                         F-36

M.I.E. HOSPITALITY, INC. FINANCIAL STATEMENTS
Independent Auditors' Report (Audited)                             F-46

Balance Sheet as of December 29, 1996                              F-47
Statement of Operations for the year ended
         December 29, 1996                                         F-49
Statement of Stockholders' Equity for the year
         ended December 29, 1996                                   F-50
Statement of Cash flows for the year ended
         December 29, 1996                                         F-51
Notes to Financial Statements                                      F-52

(Unaudited)
Balance Sheet as of December 29, 1996 and December 31, 1995        F-57
Statement of Operations for the year ended
         December 29, 1996 and December 31, 1995                   F-59
Statement of Stockholders' Equity for the year
         ended December 29, 1996                                   F-60
Statement of Cash flows for the year ended
         December 29, 1996                                         F-61

                                              ARTHUR TREACHER'S INC.
                                            CONSOLIDATED BALANCE SHEETS
                                         MARCH 30, 1997 and MARCH 26, 1996

                                    ASSETS
                                              1997                      1996
                                          (UNAUDITED               (UNAUDITED)

CURRENT ASSETS
     Cash and short-term investments       $1,739,272        $            (927)
     Deposits held in escrow                    7,386                        0
     Accounts receivable, net allowance
        for doubtful accounts of $19,400 in
             1997                              201,260                 167,749
     Inventories                               290,552                  85,583
     Prepaid Expenses                          293,862                  83,223
     Note receivable - current portion           6,400                       0

         TOTAL CURRENT ASSETS                2,538,732                 335,628

OTHER ASSETS
     Security deposits                         140,797                 35,848
     Note receivable net of current portion      6,176                      0
     Deferred taxes                                  0                220,667
     Other                                      70,348                      0


         TOTAL OTHER ASSETS                    217,321                255,915

PROPERTY AND EQUIPMENT, at cost
     Land                                      135,252                      0
     Buildings                                 273,649                156,300
     Equipment and Leasehold improvements   10,554,588              2,602,745
     Vehicles                                   51,486                 51,486


     TOTAL PROPERTY AND EQUIPMENT         11, 014,975               2,810,531

     Less - accumulated depreciation        5,280,604               1,357,992

NET PROPERTY AND EQUIPMENT                  5,734,371               1,452,539

                                          $ 8,490,424             $ 2,044,082

         LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       1997             1996
                                                  (UNAUDITED)       (UNAUDITED)

CURRENT LIABILITIES
     Accounts payable                             $ 1,231,535    $   1,008,189
     Accrued expenses                                 615,596          411,279
     Current maturities of long-term debt             404,769          257,371


                  TOTAL CURRENT LIABILITIES         2,251,900        1,676,839

LONG-TERM DEBT, net of current portion              1,501,270        1,214,723

DEFERRED FEDERAL INCOME TAX                           115,501                0

DEFERRED ROYALTY AND FRANCHISE FEES                     6,568           79,459

STOCKHOLDERS' EQUITY (DEFICIT)
     Preferred Stock                                 577,800           577,800
     Common Stock                                    143,646            80,762
     Paid-in-capital                               8,813,133         2,183,748
     Retained earnings (deficit)                  (4,919,394)       (3,769,249)


         TOTAL STOCKHOLDERS' EQUITY                4,615,185         (926,939)

                                            $      8,490,424      $ 2,044,082

                                              ARTHUR TREACHER'S INC.
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                            FOR THE NINE MONTHS ENDING



                                        July 1, 1996             July 1, 1995
                                         through                   through
                                        March 30, 1997           March 26, 1996
                                         (UNAUDITED)               (UNAUDITED)

TOTAL REVENUE                       $     11,533,846           $     5,949,071

TOTAL COSTS AND EXPENSES                  11,947,913                 6,386,300

DEPRECIATION AND AMORTIZATION                410,768                   219,892

         LOSS FROM OPERATIONS               (824,835)                 (657,121)

TOTAL OTHER INCOME (EXPENSE)                (308,428)                 (115,044)

                                          (1,133,263)                 (772,165)

         NET LOSS BEFORE TAX BENEFIT

         TOTAL INCOME TAX BENEFIT            256,260                   220,067

                      LOSS         $        (877,003)         $       (552,098)

NET LOSS PER COMMON SHARE                     ($0.06)                   ($0.04)

AVERAGE SHARES OUTSTANDING                14,364,563                 8,076,200



                                              ARTHUR TREACHER'S INC.
                              CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
                             FOR NINE MONTHS ENDING MARCH 30, 1997 and MARCH 26, 1996


                            Preferred stock            Common Stock     Paid - in     Retained          Subscription
                            Shares   Amount         Shares   Amount     Capital       (deficit)         Receivable          Total
 BALANCE -- JUNE 30, 1995  $577,800  $577,800      8,076,157  $80,762   $2,183,748    $(3,217,151)                       $(374,841)

     Net loss                                                                            (552,098)                        (522,098)


BALANCE -- MARCH 26, 1996   577,800   $577,800      8,076,157  $80,762   $2,183,748   $(3,769,249)          0             (926,939)


 BALANCE -- JUNE 30, 1996   577,800   577,800      11,118,620  111,186    3,731,347    (4,042,391)      (377,976)            $(34)


  Issuance of common stock                          3,246,000   32,460    5,081,786                      377,976         5,492,222

  Net loss                                                                              (877,003)                         (877,003)

BALANCE -- MARCH 30, 1997   577,800  $577,800      14,364,620 $143,646   $8,813,133  $(4,919,394)            0           4,615,185


                                                       F- 6




                                              ARTHUR TREACHER'S INC.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                           NINE MONTHS ENDED MARCH 30, 1997 and MARCH 26, 1996

                                                              1997      1996

CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                    $     (877,003) $    (552,098)
     Adjustments to reconcile net loss to net cash
       used in operating activities :
         Depreciation and amortization                  410,768        219,892
         Loss (gain) on sale of property and equipment   24,995        169,749
         Provision for doubtful accounts
         Changes in operating assets and liabilities :
             Deposits held in escrow                    (2,319)            100
             Accounts receivable                        (5,535)          4,115
             Notes receivable                            1,910
             Prepaid expenses and other assets        (291,014)         79,764
             Inventories                               (44,206)          4,465
             Accounts payable                          132,513         353,317
             Accrued expenses and other liabilities    (63,333)        168,043
              Deferred federal income tax benefit      271,979        (214,367)
                  NET CASH (USED IN) PROVIDED BY
                           OPERATING ACTIVITIES       (441,245)         232,980

CASH FLOW FROM INVESTING ACTIVITIES
     Purchase of property and equipment             (1,298,672)       (460,330)
     Purchase of subsidiary                         (1,631,563)
                  NET CASH USED IN INVESTING
                                   ACTIVITIES       (2,930,235)        (460,330)

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock                        5,492,222
     Proceeds from long term debt                    1,366,274         413,352
     Principal payments on long term debt           (2,733,360)       (213,014)
                  NET CASH PROVIDED BY FINANCING
                                    ACTIVITIES       4,125,136         200,338

                  NET CHANGE IN CASH AND SHORT
                             TERM INVESTMENTS          753,656         (27,012)

     Cash and short term investments at
         beginning of periods                          985,616           26,085

      CASH AND SHORT TERM INVESTMENTS AT
                 END OF PERIODS                  $   1,739,272       $    (927)



                                         ARTHUR TREACHER'S, INC.

                            NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                              MARCH 30, 1997


NOTE  1- BASIS OF PRESENTATION

    The accompanying interim unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission, and reflect all adjustments which, in the opinion of management, are necessary to properly state the results of operations and financial position. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations although management believes that the disclosures are adequate to make the information presented not misleading. The results of operations are not necessarily indicative of the results for the full year. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's audited financial statements included in the Form 10-SB.




NOTE  2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation: The interim consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries.

 On November 27, 1996 Arthur Treacher's Inc. acquired MIE Hospitality, Inc. ("M.I.E."), its largest franchisee. MIE, a wholly owned subsidiary, operates 32 Arthur Treacher Fish and Chip's restaurants in Pennsylvania, New York, New Jersey and Delaware.

  Arthur Treacher's Management Co., a wholly-owned subsidiary, provides payroll services to the Company.

  Arthur Treacher's Advertising Co., a wholly-owned subsidiary, provides certain advertising services to the Company and the franchisees.


NOTE 3 - ACQUISITION OF FRANCHISEE


     On November 27, 1996 Arthur Treacher's Inc. purchased 100% of the common stock of MIE Hospitality, Inc.( MIE ). The transaction has been accounted for as a purchase. The
                                                   F- 8
common stock of MIE was purchased for $1,631,563 in cash, in addition to a $618,437 payment on the indebtedness owed to Magee Industrial Enterprises, Inc. per the purchase agreement.

NOTE 4 - COMMITMENTS AND CONTINGENCIES



     The Company is party to a legal action relating to its termination of a Regional Representative agreement on the grounds that the agent breached the agreement by assigning the agency agreement to a third party without consent of the Company . The Regional Representative was under contract with the company to provide various services to and on behalf of Arthur Treacher's for the franchisees, but is not a franchise owner.


     The Regional representative has filed a claim against the Company. The alleged claim includes a "disagreement" between the parties, wrongful termination, wrongful conversion of territories and misrepresentation made by Company officials. The Company is vigorously defending against all of these allegations and believes them to be without merit. The Regional representative seeks a minimum of $2,750,000 in compensatory damages and $6,000,000 in punitive damages.



     Certain other legal claims are pending against the company but in the opinion of management liabilities if any arising from such claims would not have a material effect on the consolidated financial condition of the Company.



     The Company has entered into an agreement with the former president and Chief Executive Officer to provide consulting services to the Company at a rate of $100,000 per year for two years, commencing June 1, 1996.

                                         ARTHUR TREACHER'S, INC.
                                        AND MIE HOSPITALITY, INC.

                          Proforma Interim Consolidated Statement of Operations





     The following unaudited proforma interim consolidated statements of operations reflect the acquisition of MIE Hospitality, Inc.( MIE ), as if the acquisition had occurred on the dates presented on the Proforma Financial
Statements. On November 27, 1996 Arthur Treacher's Inc. purchased 100% of the common stock of MIE Hospitality, Inc.( MIE ). The transaction has been accounted for as a purchase. The common stock of MIE was purchased for $1,631,563 in cash, in addition to a $618,437 payment on the indebtedness owed to Magee Industrial Enterprises, Inc. per the purchase agreement. Such proforma information is based upon historical financial information available from MIE for calendar year 1995 and 1996. The proforma interim consolidated statement of operations should be read in conjunction with the accompanying notes to the interim financial statements for the period presented and with the audited consolidated financial statements of Arthur Treacher's Inc. and the audited financial statements of M.I.E. Hospitality, Inc. for the most recent years presented. These unaudited Proforma interim financial statements reflect the consolidation of Arthur Treacher's Inc. and MIE Hospitality, Inc. as of November 27, 1996.



     These proforma statements of operations are not necessarily indicative of what the actual results of operations of the company would have been assuming the acquisition of MIE as set forth above, nor does it purport to represent the results of future operations.
                                                   F- 10




                                         ARTHUR TREACHER 'S INC.
                                        and MIE HOSPITALITY, INC.
                                                 PROFORMA
                              INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                            FOR PERIODS ENDING

                           ARTHUR TREACHER 'S INC.                                                        ARTHUR TREACHER 'S INC.
                           and MIE HOSPITALITY, INC.          MIE HOSPITALITY, INC.                       and MIE HOSPITALITY, INC.
                           ( POST ACQUISITION )               ( PRE ACQUISITION )                         PROFORMA
                           CONSOLIDATED
                           July 1, 1996                         July 1, 1996                              July 1, 1996
                           through                              through                 PROFORMA          through
                           March 30, 1997                       November 26, 1996       ADJUSTMENTS       March 30, 1997
                           (UNAUDITED)                           (UNAUDITED)                              (UNAUDITED)
TOTAL REVENUE              $11,533,846                           $5,888,484              a)(55,000)         $17,367,330

TOTAL COSTS
    AND EXPENSES            11,947,913                            5,268,757              a)(55,000           17,161,670

DEPRECIATION AND
   AMORTIZATION                410,768                               271,070                                    681,838

   INCOME (LOSS) FROM
      OPERATIONS             (824,835)                               348,657                  0                (476,178)


TOTAL OTHER
 INCOME (EXPENSE)           (308,428)                                  7,441             b)  51,318           (249,669)

  NET PROFIT (LOSS)
   BEFORE
     TAX  BENEFIT         (1,133,263)                                 356,098                 51,318          (725,847)
INCOME TAX
  (PROVISION)
   BENEFIT                   256,260                                 (121,073)               (17,448)          117,739

  NET PROFIT
    (LOSS)           $      (877,003)                                $235,025                 33,870        $(608,108)

NET LOSS PER
 COMMON SHARE                 (0.07)                                                                        $  ( 0.05)

AVERAGE SHARES

   OUTSTANDING           12,918,496                                                                         12,918,496

                                                   F- 11

                                     ARTHUR TREACHER'S INC.

                Notes to Proforma Interim Consolidated Statement of Operations
                                     ( UNAUDITED )




Adjustments to Proforma Interim Consolidated Statement of Operations:



     a) To reflect a decrease in franchise royalty income by the franchisor and a decrease in royalty expense from the former franchisee, on the acquisition of MIE, a 32 restaurant franchisee of Arthur Treacher's Inc.


     b) The reduction in interest expense due to the debt paydown per the purchase agreement.

To the Board of Directors
 and Stockholders of
Arthur Treacher's, Inc. and subsidiaries


                                      Report of Independent Auditors


     We have audited the accompanying consolidated balance sheets of Arthur Treacher's, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur Treacher's, Inc. and subsidiaries as of June 30, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                     /s/Lytowski & Pease
                                                     LYTKOWSKI & PEASE, INC.



September 20, 1996



                                         ARTHUR TREACHER'S, INC.
                                       CONSOLIDATED BALANCE SHEETS
                                          JUNE 30, 1996 AND 1995

                                                  ASSETS

                                                      1996                         1995

CURRENT ASSETS
   Cash and short-term investments                  $  985,616                  $    26,085
   Deposits held in escrow                               5,067                          100
   Accounts receivable, net of
    allowance for doubtful accounts
    of $39,000 in 1996 and $66,000
    in 1995                                            147,122                      171,864
   Inventories                                          68,668                       90,048
   Prepaid expenses                                     34,867                      172,200

   TOTAL CURRENT ASSETS                              1,241,340                      460,297

OTHER ASSETS
   Deposits                                             23,976                       26,635
   Deferred taxes                                      334,800                        5,700
   Other                                                 8,834

   TOTAL OTHER ASSETS                                  367,610                       32,335

PROPERTY AND EQUIPMENT, at cost
   Buildings                                           156,300                      156,300
   Furniture, fixtures and equipment                 1,202,690                    1,043,777
   Leasehold improvements                            1,404,295                    1,334,551
   Vehicles                                             51,486                       43,221

   TOTAL PROPERTY AND
     EQUIPMENT                                       2,814,771                    2,577,849

   Less - accumulated depreciation                   1,424,317                    1,195,999

   NET PROPERTY AND EQUIPMENT                        1,390,454                    1,381,850

                                                    $2,999,404                   $1,874,482


                                                   F- 14




                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                      1996                         1995

CURRENT LIABILITIES
   Bank overdraft                                   $                                45,336
   Accounts payable                                 $  923,379                      609,536
   Accrued expenses and taxes withheld                 514,555                      258,030
   Current maturities of long-term debt              1,056,202                      300,917


   TOTAL CURRENT LIABILITIES                         2,494,136                    1,213,819

LONG-TERM DEBT, net of
    current portion                                    458,923                      970,839

DEFERRED ROYALTY
    AND FRANCHISE FEES                                  46,379                       64,665

STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock                                     577,800                      577,800
   Common stock                                        111,186                       80,762
   Paid-in-capital                                   3,731,347                    2,183,748
   Retained earnings (deficit)                      (4,042,391)                  (3,217,151)

                                                       377,942                     (374,841)
   Less - subscriptions receivable                     377,976

   TOTAL STOCKHOLDERS' EQUITY
                    (DEFICIT)                             (34)                     (374,841)

                                                    $2,999,404                   $1,874,482














                             See notes to consolidated financial statements.



                                         ARTHUR TREACHER'S, INC.

                                  CONSOLIDATED STATEMENTS OF OPERATIONS

                                    YEARS ENDED JUNE 30, 1996 AND 1995

                                                               1996                1995
REVENUE
   Company-owned restaurant sales                            $6,648,564          $5,625,587
   Franchise and royalty income                               1,228,296           1,529,318
   Initial franchise fees                                         1,050              63,550

   TOTAL REVENUE                                              7,877,910           7,218,455

COSTS AND EXPENSES
   Company-owned restaurants:
     Cost of sales, including occupancy,
           except depreciation                                3,856,776           3,334,350
   Operating expenses                                         2,742,907           2,381,255
   Franchise service and selling expenses                       876,584           1,060,986

   General and administrative                                 1,097,350             704,616
   Depreciation and amortization                                290,120             172,028

   TOTAL COSTS AND EXPENSES                                   8,863,737           7,653,235

   LOSS FROM OPERATIONS                                       (985,827)           (434,780)

OTHER INCOME (EXPENSE)
   Interest expense                                           (168,513)           (101,818)

   TOTAL OTHER INCOME (EXPENSE)                               (168,513)           (101,818)

   LOSS BEFORE INCOME TAXES                                 (1,154,340)           (536,598)

INCOME TAX BENEFIT
   Current                                                                          63,000
   Deferred, including benefit from net operating
    loss carryforward of $329,100 in 1996                       329,100             83,600

   TOTAL INCOME TAX BENEFIT                                     329,100            146,600

   NET LOSS                                                 $ (825,240)         $ (389,998)


(LOSS) PER SHARE                                          $       (.11)       $       (.06)


AVERAGE SHARES OUTSTANDING                                   8,273,032           7,943,746

                              See notes to consolidated financial statements.



                                         ARTHUR TREACHER'S, INC.

                          CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                FOR THE YEARS ENDED JUNE 30, 1996 AND 1995





                              Preferred Stock               Common Stock        Paid-in       Retained     Subscriptions
                           Shares      Amount          Shares      Amount       Capital      (Deficit)     Receivable      Total

BALANCE -- JUNE 30, 1994 577,800      $577,800       7,916,157    $ 79,162    $2,105,348    $(2,827,153)                $  (64,843)

  Issuance of common stock                             160,000       1,600        78,400                                    80,000

  Net loss                                                                                     (389,998)                  (389,998)

BALANCE -- JUNE 30,
     1995                577,800       577,800        8,076,157     80,762     2,183,748     (3,217,151)                  (374,841)

  Issuance of
    common stock                                      3,042,463     30,424     1,547,599                    $(377,976)    1,200,047
 Net loss                                                                                     (825,240)                    (825,240)

BALANCE -- JUNE 30,
     1996               577,800        $577,800      11,118,620   $111,186    $3,731,347   $(4,042,391)  $  (377,976)    $     (34)








                           See notes to consolidated financial statements.



                                              ARTHUR TREACHER'S, INC.

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        YEARS ENDED JUNE 30, 1996 AND 1995


                                                                                   1996                  1995
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                      $ (825,240)           $ (389,998)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                                                 290,120               172,028
      Loss (gain) on sale of property and equipment                                  95,112               (38,906)
      Provision for doubtful accounts                                               (28,943)               45,500
      Changes in operating assets and liabilities:
        Deposits held in escrow                                                      (4,967)               23,698
        Accounts receivable                                                          53,685                14,612
        Notes receivable                                                                                   30,826
        Other assets                                                                  4,363                19,486
        Prepaid expenses                                                            127,294                76,660
        Inventories                                                                  21,380                 2,232
        Accounts payable                                                            268,006               176,070
        Accrued expenses and other liabilities                                      237,438              (369,321)
        Deferred federal income tax benefit                                        (329,100)              (83,600)

                                             TOTAL ADJUSTMENTS                      734,388                69,285

                                    NET CASH USED IN OPERATING
                       ACTIVITIES                                                   (90,852)             (320,713)

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of property                                                18,000               120,000
   Purchase of property and equipment                                              (410,230)             (494,167)

                                    NET CASH USED IN INVESTING
                         ACTIVITIES                                                (392,230)             (374,167)

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                                                       1,200,047                80,000
   Proceeds from long-term debt                                                     490,852             1,104,886
   Principal payments on long-term debt                                            (248,286)             (430,248)
   Repayment of capital lease obligations                                                                 (61,597)

                                NET CASH PROVIDED BY FINANCING
                ACTIVITIES                                                        1,442,613               693,041

                                NET CHANGE IN CASH AND SHORT -
                        TERM INVESTMENTS                                            959,531                (1,839)

Cash and short-term investments at beginning of year                                 26,085                27,924

                               CASH AND SHORT-TERM INVESTMENTS
                AT END OF YEAR                                                   $  985,616           $    26,085

                             See notes to consolidated financial statements.

                                              ARTHUR TREACHER'S, INC.

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              JUNE 30, 1996 AND 1995





NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Description of the business: Arthur Treacher's, Inc. (the "Company") operates twenty-five Arthur Treacher's Fish & Chips restaurants, of which twenty-four are owned by the Company, in Ohio, Florida, Michigan, South Carolina and New York. The Company is also a franchisor of 100 Arthur Treacher's Fish & Chips restaurants located throughout the United States and Canada. Sales (unaudited) of Arthur Treacher's Fish & Chips products through company-owned and franchised restaurants totaled $43 million and $44 million for the years ended June 30, 1996 and 1995, respectively.


     During the year ended June 30, 1996, 4 locations were opened and 23 locations were closed or terminated. Additionally, 5 franchises were repurchased by the Company and 1 corporate-owned restaurant was sold to a franchisee. During the year ended June 30, 1995, 12 locations were opened and 25 locations were closed or terminated. Additionally, 5 franchises were repurchased by the Company and 1 corporate owned restaurant was sold to a franchisee.


     The Company sells individual franchises. An individual franchise permits the operation of a franchised Arthur Treacher's Fish & Chips restaurant. When an individual franchise is sold, the Company assists the franchisee in site selection, training personnel, implementation of an accounting and store management system, and various other services. During the year ended June 30, 1996, the Company sold one individual franchise.


     Arthur Treacher's Management Co., a wholly-owned subsidiary, provides payroll services to the Company.


     Arthur Treacher's Advertising Co., a wholly-owned subsidiary, provided certain advertising services to the Company and the franchisees.


     Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.


     Financial instruments: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and receivables from franchisees. The Company generally does not require collateral to secure its trade receivables and maintains a reserve for potential credit losses.

     Property and equipment: Property and equipment are stated at cost. Maintenance and repairs are charged to expense while expenditures for renewals which prolong the lives of the assets are capitalized.

     Depreciation is computed utilizing the straight-line method over the estimated useful lives of the various assets. Leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. The depreciation and amortization periods range from one to sixteen years for leasehold improvements. Equipment and vehicles are depreciated over 10 years and five years, respectively.


     Depreciation expense approximated $290,000 and $172,000 for the years ended June 30, 1996 and 1995, respectively.

     Cash and cash equivalents: Cash and cash equivalents include cash and short-term investments with original maturities of three months or less and consist of checking accounts and a repurchase agreement with a local commercial bank as described below.

     At June  30,  1996,  the  Company  had  cash  balances  on  deposit  with a
commercial   bank  which  exceeded  the   federally-insured   deposit  limit  by
approximately $11,000.

     At June 30, 1996, cash and short-term investments include a three-day repurchase agreement with a commercial bank in the amount of $844,000. The agreement matures on July 1, 1996, and is collateralized by FNMA securities held by the bank with a fair market value of $844,000.


     Inventories: Inventories, which consist primarily of food located at the company-owned stores, are stated at the lower of cost (first-in, first-out method) or market.


     Franchise fees and royalty income: The Company recognizes initial franchise fees from the sale of individual franchises as income when it has substantially performed its obligations relating to such fees. For individual franchises, this occurs at the commencement of operations by the franchisee. Amounts received prior to this time ($24,000 and $0 at June 30, 1996 and 1995, respectively) are recorded as deferred franchise fees until such services have been substantially performed. Direct costs relating to franchise sales ($8,500 and $0 at June 30, 1996 and 1995, respectively) for which revenue has not yet been recognized are deferred as prepaid expenses until the related revenue is recognized.


     Initial franchise fees related to individual franchise sales totaled $1,050 and $63,000 for the years ended June 30, 1996 and 1995, respectively.


     Generally, royalties are based on franchisee restaurant sales and are accrued as revenue during the period in which the related franchisee restaurant sales occur. Accounts receivable consist principally of amounts due from franchisees for royalties.


     Reacquired   franchises:   Costs  associated  with  reacquiring   franchise
locations are recorded as equipment, inventory and leaseholds to the extent that the total does not exceed the fair market value of the assets acquired.

     If the  Company's  intention  is to resell the  reacquired  franchise,  the franchise is carried at the lower of cost to the Company or estimated net realizable value. If the Company's intention is to retain and operate the
franchise,   costs  pertaining  to  purchased  rights  are  amortized  over  the respective terms of the related agreements. Costs associated with the reacquisition of franchise rights where the unit will be closed are charged to operations.


     Net loss per common share: The computation of loss per common share is based on weighted average shares outstanding during the year and the exercise of dilutive stock options and warrants, if any.


     Reclassifications: Certain 1995 amounts have been reclassified to conform to 1996 reporting classifications.


     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Accounting pronouncements: In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 123, "Accounting for Stock-Based Compensation". This Statement establishes fair value accounting and reporting standards for both stock-based employee compensation plans and transactions in which an entity issues its equity to acquire goods or services. The accounting requirements of this Statement are effective for transactions entered into beginning July 1, 1996 and will have no impact on the accompanying financial statements. Implementation of these new accounting standards could have a material impact on future financial statements based upon stock-based compensation arrangements entered into subsequent to June 30, 1996. The Company, however, has not completed the complex analysis required to determine the impact of the new Statement.



NOTE 2 -- ACCRUED EXPENSES AND TAXES WITHHELD

Accrued expenses and taxes withheld consist of the following at June 30, 1996 and 1995:

                                                 1996             1995

      Sales tax payable                        $  17,781          $ 20,451
      Taxes other than income                     85,436           103,976
      Utilities                                   12,132             7,026
      Interest                                     8,020
      Other                                      174,386            (3,423)
      Past due tax liabilities                   216,800           130,000

                                                $514,555          $258,030


     The Company is presently negotiating with key tax authorities in an effort to settle its outstanding obligations for past due tax liabilities and abate penalties and interest.

NOTE 3 -- LONG-TERM DEBT

         Long-term debt consists of the following at June 30, 1996 and 1995:

                                                    1996              1995

                  Bank One, Cleveland          $   750,000       $   750,000
                  Metropolitan Savings Bank         48,223            54,222
                  GMAC                              31,137            19,909
                  Franchise acquisitions           497,510           344,169
                  Other                            188,255           103,456

                                                 1,515,125         1,271,756

                  Less - current maturities      1,056,202           300,917

                                                $  458,923        $  970,839


     Notes payable - Bank One, Cleveland: In July 1994, the Company entered into a $750,000 line of credit agreement with Bank One, Cleveland. Borrowings under the line of credit bear interest at the bank's prime rate (8.25% at June 30,
1996) plus 2%, and 1/2% on the unused portion of the line. Interest only payments commenced October 31, 1994 and are due quarterly thereafter. The line of credit matures on December 1, 1996 (See Note 10). Borrowings under the line are secured by accounts receivable, inventories, the unconditional and absolute guarantee of the Company's former chief executive officer and certain majority shareholders. The loan contains certain restrictive covenants including restrictions on dividends, capital expenditures, and requires the Company to maintain certain financial ratios.


     Note payable - Metropolitan Savings Bank: The note payable to Metropolitan Savings Bank was executed in December 1993 in the amount of $63,000, with interest at the bank's prime rate (8.25% at June 30, 1996) plus 2%. The note requires 60 monthly principal payments of $1,050. The loan is secured by and was used to repurchase a store from a franchisee.


     Notes payable - GMAC: The notes payable to GMAC represent various loans for the purchase of vehicles. The notes bear interest at rates ranging from 9.5% to 12.7% per annum, and are payable in installments through December 2000. The notes are secured by the vehicles purchased.


     Notes payable - franchise acquisitions: The Company has entered into financing arrangements with various franchisees for the repurchase of certain franchise operations and equipment. The various borrowings require total monthly payments of approximately $13,871 and bear interest at rates ranging from 8% to 12.5%. The notes mature at various dates through January 2003.

     Notes payable - other: The Company has converted certain past due trade accounts payable to notes payable. The various borrowings require total monthly payments of approximately $10,733 and bear interest at rates ranging from 8% to 10%. The notes mature at various dates through February 1998.


         The aggregate maturities of outstanding long-term debt are as follows:

                         Year Ending June 30,

                             1997                              $1,056,202
                             1998                                 144,000
                             1999                                  81,628
                             2000                                  90,120
                             2001                                  60,422
                             Thereafter                            82,753

                                                               $1,515,125


     The interest paid on all outstanding obligations for the years ended June 30, 1996 and 1995 totaled $160,493 and $80,700, respectively.


     Based on current borrowing rates, the fair value of the above notes payable approximate their carrying amount.



NOTE 4 -- LEASES

     The Company is obligated under long-term operating lease arrangements for its restaurants, certain leasehold improvements and automobiles, with remaining terms ranging from 1 to 16 years. In addition, many of the leases contain renewal options for periods of five to ten years and, in some instances, purchase options.


     Most of the leases are net leases under which the Company pays the taxes, insurance, utilities, and maintenance costs. Certain leases provide for additional annual rent based upon total gross revenues and increases in the Consumer Price Index.


     Rent expense for all operating leases, net of sublease income of $6,000 and $15,500 in fiscal 1996 and 1995, respectively, including leases with terms of less than one year, amounted to $791,321 and $671,000 for the years ended June 30, 1996 and 1995, respectively.


     Amortization of leased assets is included in depreciation and amortization expense.

     Future minimum lease payments under operating leases having remaining noncancellable lease terms in excess of one year are as follows:


                  Year Ending June 30,                                Amount

          1997                                                     $   645,000
          1998                                                         649,000
          1999                                                         640,000
          2000                                                         584,000
          2001                                                         569,000
          Thereafter                                                 1,314,000

          Total minimum lease payments                              $4,401,000


     In addition to the lease obligations described above, the Company also conditionally guarantees the payment of certain lease obligations of franchisees in the event the franchisee does not pay. At June 30, 1996, franchisee lease obligations conditionally guaranteed by the Company total $1,954,000. In the event the franchisee defaults, the Company retains the right to take back the franchise unit and resell it, or operate the unit as a company owned restaurant.



NOTE 5 -- STOCKHOLDERS' EQUITY (DEFICIT)

The following is a summary of stockholders' equity (deficit) at June 30, 1996 and 1995:


                                                                         1996                    1995
         Series A and B non-voting preferred stock, par
          value $1.00 per share; authorized - 1996:
          2,000,000 shares, 1995: 1,000,000 shares;
          issued and outstanding - 577,800 shares                       $  577,800              $  577,800

         Common stock, par value $0.01 per share,
          authorized - 1996: 25,000,000 shares,
          1995: 10,000,000 shares;
          issued and outstanding - 1996: 11,118,620
          shares, 1995: 8,076,157 shares                                   111,186                  80,762
         Paid-in-capital                                                 3,731,347               2,183,748

         Retained deficit                                               (4,042,391)             (3,217,151)

                                                                           377,942                (374,841)

         Less - subscription receivable                                    377,976

                                                                      $        (34)             $ (374,841)

     In June 1996, the Company's shareholders authorized an increase in the Company's authorized common stock to 25,000,000 (from 10,000,000) shares and preferred stock to 2,000,000 (from 1,000,000) shares.


     During 1996, the Company completed the sale of 2,362,500 shares of its authorized but restricted common stock in a private placement to an investment group at prices ranging from $.60 to $.64 per share. Proceeds received by the Company from the offering totaled $1,245,700, net of fees and expenses of $239,300. The proceeds were used to repay certain corporate obligations, repurchase certain franchise restaurants, test market new product developments, and provide additional working capital for the Company. Additionally, in May 1996, the Company's majority shareholder, CEO and President, resigned and sold 2,000,000 shares of his common stock to an investment group for $1,200,000 and other consideration. The Company has subsequently elected a new President and CEO.


     During June 1996, the Company sold 679,963 shares of its common stock by subscription in a private placement for $377,976, net of fees and expenses of $56,300. The proceeds were received in September 1996. The June 30, 1996 common stock and paid-in capital information include the shares under subscription, with a corresponding reduction in total shareholders' equity (deficit) for the total subscriptions receivable.


     In April 1995, in connection with the repurchase of two restaurants, the Company issued 160,000 shares of its authorized common stock to the seller.


     In connection with the above private placements, certain individuals elected to the Company's Board of Directors, acted as placement agents. The individuals were paid a fee of $77,700 from the proceeds of the offering for such services and were reimbursed $217,900 for the reimbursement of expenses incurred in connection with the offering.


     In June 1996, the Company issued an aggregate of 1,335,000 warrants to certain individuals of the investment group (including the new Board of Director members and other related parties) as additional compensation for services provided in connection with the offering and in consideration for such individuals providing personal guarantees of the Company's existing indebtedness to Bank One in the amount of $750,000. Each warrant is exercisable to purchase one share of the Company's common stock at an exercise price of $1.51 per share (110% of the closing bid price of a share of common stock of the Company as quoted on the NASDAQ Bulletin Board on the day of such grant).


     In June 1996, pursuant to an employment agreement, the Company granted its president and chief executive officer options to purchase an aggregate of 700,000 shares of it common stock, with an exercise price of $1.375 per share with respect to 350,000 shares and an exercise price of $2.125 per share with respect to 350,000. The options vest ratable over a period of five years commencing June 1, 1997 and are exercisable for five years after vesting.


     The non-voting preferred stock entitles the holders to cumulative dividends, when and as declared by the Board of Directors, at an annual rate of 10% and a preference on liquidation of $1.00 per share. A certain class of preferred stock may be redeemable at the option of the Company at par plus declared, accrued and unpaid dividends and may be convertible, at any time, at the option of the preferred stockholder, into common stock. If all preferred shares were converted to common stock, a minimum of 587,555 common shares would be issued.

     Primary earnings per share amounts are computed based on the weighted average number of shares actually outstanding, $8,273,032 in 1996 and $7,943,746 in 1995. Fully diluted earnings per share amounts are not presented for 1996 and 1995 because they are anti-dilutive.


NOTE 6 -- INCOME TAXES

         The benefit for income taxes consists of the following:

                                                       Year Ended June 30
                                                1996                 1995

         Current
           Federal                        $         -0-              $(63,000)
           State                                    -0-                    -0-
                                                    -0-               (63,000)
         Deferred
           Federal                            (329,000)               (83,600)

                                             $(329,100)              $(146,600)





     The reconciliation between income tax expense and a theoretical federal tax rate computed by applying federal rates is as follows:


Theoretical Federal income tax rate of 30% for 1996
  and 28% for 1995 applied to loss before
  income taxes                                $(346,275)            $(183,300)

Increase (decrease) in taxes resulting
from:

       Permanent differences between
         tax and book basis                      17,715                 36,700

       Tax Benefit                            $(329,100)             $(146,600)

     Deferred income taxes reflect the net tax effects of temporary differences betweeen the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30, 1996 and 1995 are as follows:

                                         1996                          1995

Deferred tax liabilities:
       Royalty fees                     $14,000                      $ 33,534
       Other                             68,103                        65,352

       Total deferred tax liabilities    82,103                        98,886

Deferred tax assets:
       Depreciation                      63,244                        35,235
       Bad debt allowance                10,892                        17,482
       Net operating loss carryforward  318,263                        27,287
       Other                             51,791                        51,869

                                        444,190                       131,873
       Less - valuation allowance        27,287                        27,287

     Total deferred tax assets          416,903                       104,586

        Net deferred tax asset         $334,800                      $  5,700



     In connection with an Offer In Compromise and Collateral Agreement (the "Agreement") entered into with the Internal Revenue Service in August 1992 to settle approximately $700,000 of past due federal tax liabilities, the Company has made payments to the IRS of $275,000 during the period 1992- 1994 and agreed to waive future utilization of all net operating loss carryforwards generated from losses sustained prior to June 30, 1992, to the extent that the tax benefits waived do not exceed the amount of tax liabilities forgiven under the Agreement. Additionally, the Agreement provides for potential additional future payments through 1998 if certain net taxable income levels are achieved. The total of all payments made under the Agreement, however, shall not exceed the amount of federal tax liabilities waived under the Agreement, plus interest. At June 30, 1992, net operating loss carryforwards approximated $3,000,000 and expire at various times through the year 2005. Because the amount of net operating loss carryforwards which may ultimately become available cannot be estimated at this time, any future tax benefits resulting from the use of the Company's potential net operating loss carryforward has not been recognized in the accompanying financial statements and will be recognized at such time as the tax benefit resulting from the loss carryforwards can be reasonably estimated by the Company. No restrictions exist relating to utilization of net operating losses generated in periods subsequent to June 30, 1992.


     The federal income tax benefit is based on pretax income adjusted for timing differences in the recognition of income and expenses for financial and tax reporting purposes. Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Accordingly, deferred income taxes principally represent deferrals
                                                       F- 27
     related to depreciation charges and the recognition of franchise, royalty income and certain tax accrual reversals.


     In fiscal 1996, the Company recognized $329,100 as the estimated future tax benefit from the carryforward of the current years net operating loss based upon management's projection of future profitability and determination that realization of the related deferred tax asset is more likely than not. The components of the deferred tax asset have been classified as noncurrent based on their characteristics and management's expectation as to the timing of their future realization.


NOTE 7 -- FRANCHISES PURCHASED

       During 1996 and 1995, the Company purchased five restaurant units in each year, from various franchisees. These transactions have been accounted for as purchases, with the purchase price allocated as follows:

                                                        1996             1995

                  Furniture, fixtures and equipment   $148,382         $202,800
                  Leaseholds                           213,405          250,600

                                                      $361,787         $453,400

         Consideration for the purchases consisted of the following:

                                                     1996             1995

                  Cash                            $   1,825         $126,000
                  Debt forgiven                       9,962           66,000
                  Notes payable                     350,000          181,400
                  Common stock issued                                 80,000

                                                    $361,787         $453,400



NOTE 8 -- COMMITMENTS AND CONTINGENT LIABILITIES

     In the normal course of the Company's business, certain actions may be filed against the Company, many of which the Company and its legal counsel, do not believe warrant any merit. Such actions may prove to be meritorious, however, and could result in settlements which could materially and severely affect the financial condition of the Company. At June 30, 1996, the Company has not made provisions for any such actions, including the action discussed below. There can be no assurance that any actions against the Company will be resolved in favor of the Company, nor that such actions will be dismissed. The following action is pending.


     The Company is a party in certain legal actions relating to its termination of the agency agreements of three Regional Representatives on the grounds of non-performance and conduct detrimental to the Arthur Treacher's system. The Regional Representatives were under contract with the Company to provide various services to and on behalf of Arthur Treacher's for the franchisees, but were not franchise owners. The Regional Representatives have each filed separate claims against the Company, either as a counterclaim, complaint, or arbitration demand. The claims alleged include "a disagreement" between the parties, wrongful termination of the contracts, wrongful conversion of the territories and misrepresentation made by Company officials. The Company is vigorously defending against these allegations and believes them to be without merit. The claims estimated damages averaging $5,000,000, principally resulting from the assertions that the Regional Representatives lost future projected potential profits.


     Certain other legal claims are pending against the Company but, in the opinion of management, liabilities, if any, arising from such claims would not have a material effect upon the consolidated financial condition of the Company.


     The Company has entered into an agreement with the Company's former president and Chief Executive Officer to provide consulting services to the Company at a rate of $100,000 per year for two years, commencing June 1996.



NOTE 9 -- SUBSEQUENT EVENTS

     In September 1996, the Company modified its loan agreement with Bank One, Cleveland and deposited a portion of the proceeds received from the equity placement in the amount of $400,000 with the bank, as additional collateral to secure the repayment of the debt more fully-described in Note 3.


     During the ensuing period of July 1996 through September 1996, the Company purchased six restaurants from various franchisees for consideration of cash, forgiveness of debt, assumption of certain trade and notes payable and common stock. One such restaurant was purchased on August 26, 1996, from an executive of the Company for 22,000 restricted shares of common stock. This executive has no continuing interest in this restaurant and continues to perform his duties as a senior manager with the Company. Also, the Company franchised a previously owned corporate restaurant on July 12, 1996, located in South Carolina. As a result of the acquisition of six restaurants and the sale of one restaurant the Company operates at 29 locations as of September 20, 1996.

     From the period of June 1996 to September 1996, the Company received $377,976 from a private placement of its common shares (See Note 5).


     In August 1996, the Company issued options to employees, other than its president, to purchase an aggregate od 167,500 shares of common stock at an exercise price of $2.65 per share. Twenty percent of these options vest each year over a period of five years commencing on September 1, 1996 and are exercisable for five years after vesting.

To the Board of Directors
and Stockholders of
Arthur Treachers, Inc. and subsidiaries

                                          Report of Independent Auditors


     We have audited the accompanying consolidated balance sheets of Arthur Treacher's, Inc and subsidiaries as of June 30, 1995, and 1994, and the related consolidated statements of operations, retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur Treacher's, Inc. as of June 30, 1995 and 1994, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                 /s/Lytowski & Pease
                                                 Lytkowski & Pease, Inc.

July 31, 1996, except for Note 10 as to
which the date is September 13, 1996





Lytkowski & Pease, Inc.
Certified Public Accountants
8th Floor Annex, 1422 Euclid Avenue, Cleveland, Ohio 44115-1975 216-696-5394



                                              ARTHUR TREACHER'S, INC.

                                            CONSOLIDATED BALANCE SHEETS

                                              JUNE 30, 1995 AND 1994

                                                      ASSETS

                                                                                   1995                  1994
CURRENT ASSETS
   Cash                                                                         $    26,085           $    27,924
   Deposits held in escrow                                                              100                23,798
   Accounts receivable, net of
    allowance for doubtful accounts
    of $66,000 in 1995 and $17,000
    in 1994                                                                         171,864               231,876
   Current portion of notes receivable                                                                      3,352
   Inventories                                                                       90,048                92,280
   Prepaid expenses                                                                 172,200               248,860

                                          TOTAL CURRENT ASSETS                      460,297               628,090

OTHER ASSETS
   Notes receivable from franchisees                                                                       27,474
   Deposits                                                                          26,635                30,184
   Deferred taxes                                                                     5,700
   Other                                                                                                   15,937

                                            TOTAL OTHER ASSETS                       32,335                73,595

PROPERTY AND EQUIPMENT, at cost
   Buildings                                                                        156,300               296,343
   Furniture, fixtures and equipment                                              1,043,777               908,799
   Leasehold improvements                                                         1,334,551             1,137,260
   Vehicles                                                                          43,221                43,221

                                  TOTAL PROPERTY AND EQUIPMENT                    2,577,849             2,385,623

   Less - accumulated depreciation                                                1,195,999             1,244,299

                                    NET PROPERTY AND EQUIPMENT                    1,381,850             1,141,324

                                                                                 $1,874,482            $1,843,009






                                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)



                                                                                   1995                  1994

CURRENT LIABILITIES
   Bank overdraft                                                               $    45,336        $
   Accounts payable                                                                 609,536               478,802
   Accrued expenses and taxes withheld                                              258,030               501,070
   Current maturities of debt and
    capital leases                                                                  300,917               176,234

                                     TOTAL CURRENT LIABILITIES                    1,213,819             1,156,106

LONG-TERM DEBT, net of current portion                                              970,839               414,183

CAPITAL LEASE OBLIGATIONS, net of current
 portion                                                                                                   50,779

DEFERRED FEDERAL INCOME TAX                                                                                77,900

OTHER LONG-TERM OBLIGATIONS                                                                                62,443

DEFERRED ROYALTY AND FRANCHISE FEES                                                  64,665               146,441

STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock                                                                  577,800               577,800
   Common stock                                                                      80,762                79,162
   Paid-in-capital                                                                2,183,748             2,105,348
   Retained earnings (deficit)                                                   (3,217,151)           (2,827,153)

                                    TOTAL STOCKHOLDERS' EQUITY
                  (DEFICIT)                                                        (374,841)              (64,843)



                                                                                 $1,874,482            $1,843,009


                     See notes to consolidated financial statements



                                              ARTHUR TREACHER'S, INC.

                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                        YEARS ENDED JUNE 30, 1995 AND 1994

                                                                                   1995                  1994
REVENUE
   Company-owned restaurant sales                                                $5,625,587            $5,638,133
   Franchise and royalty income                                                   1,529,318             1,980,760
   Initial franchise fees                                                            63,550             1,068,500

                                                          TOTAL REVENUE           7,218,455             8,687,393
COSTS AND EXPENSES
   Company-owned restaurants -
    Cost of sales, including occupancy,
    except depreciation                                                           3,334,350             3,260,573
   Operating expenses                                                             2,381,255             2,498,566
   Franchise service and selling expenses                                         1,060,986             1,795,884
   General and administrative                                                       803,713               837,061

  Depreciation and amortization                                                    172,028               192,649

   Corporate relocation costs                                                                              66,840

                                               TOTAL COSTS AND EXPENSES           7,752,332             8,651,573

                                          (LOSS) INCOME FROM OPERATIONS            (533,877)               35,820

OTHER INCOME (EXPENSE)
   Interest expense                                                                (101,818)              (91,661)
   Other - net                                                                       99,097               113,582

                                           TOTAL OTHER (EXPENSE) INCOME              (2,721)               21,921

   (LOSS) INCOME BEFORE INCOME TAXES                                               (536,598)               57,741

INCOME (TAXES) BENEFIT
     Current                                                                         63,000               (63,000)
     Deferred                                                                        83,600                33,600

   TOTAL INCOME (TAXES) BENEFIT                                                     146,600               (29,400)

                              NET (LOSS) INCOME                                 $  (389,998)             $ 28,341

                                      NET LOSS PER COMMON SHARE                      $ (.06)             $    -


AVERAGE SHARES OUTSTANDING                                                          7,943,746            7,582,824

                                See notes to consolidated financial statements.



                                              ARTHUR TREACHER'S, INC.

                              CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                    FOR THE YEARS ENDED JUNE 30, 1995 AND 1994






                            Preferred Stock                 Common Stock             Paid-in         Retained
                            Shares        Amount            Shares       Amount      Capital        (Deficit)       Total

BALANCE --
 JUNE 30, 1993              585,800     $585,800         5,916,157      $59,162     1,125,348      $(2,855,494)  (1,085,184)

  Issuance of common
   stock                                                  2,000,000      20,000       980,000                     1,000,000

  Retirement of
   preferred stock         (8,000)      (8,000)                                                                      (8,000)

  Net income                                                                                            28,341       28,341

BALANCE --
  JUNE 30, 1994           577,800      577,800            7,916,157      79,162     2,105,348       (2,827,153)     (64,843)

  Issuance of common
   stock                                                    160,000       1,600        78,400                        80,000

  Net loss                                                                                            (389,998)    (389,998)

BALANCE --
JUNE 30, 1995              577,800     $577,800           8,076,157     $80,762     $2,183,748     $(3,217,151)  $ (374,841)






                              See notes to consolidated financial statements.

                                              ARTHUR TREACHER'S, INC.

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              JUNE 30, 1995 AND 1994





NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of the business: Arthur Treacher's, Inc. (the "Company") operates twenty-six Arthur Treacher's Fish & Chips restaurants, of which twenty-three are owned by the Company, in Ohio, Florida, Michigan, South Carolina and New York. The Company is also a franchisor of 122 Arthur Treacher's Fish & Chips restaurants located throughout the United States and Canada. Sales (unaudited) of Arthur Treacher's Fish & Chips products through company-owned and franchised restaurants totaled $44 million and $42 million for the years ended June 30, 1995 and 1994, respectively.


     During the year ended June 30, 1995, 12 locations were opened and 25 locations were closed or terminated. Additionally, 5 franchises were repurchased by the Company and 1 corporate-owned restaurant was sold to a franchisee.


     The Company sells Area Development Agreements and individual franchises. An Area Development Agreement provides a representative with the right to act as exclusive agent for the marketing and supervision of individual franchises for and on behalf of the Company, and to locate and recruit potential franchisees to own and operate Arthur Treacher's franchises within a specific development territory. The Company provides the Area Development representative a general program orientation, training and advisory assistance. An individual franchise permits operation of a franchised Arthur Treacher's Fish & Chips restaurant unit. When an individual franchise is sold, the Company assists the franchisee in site selection, training personnel, implementation of an accounting and store management system, and various other services. During the year ended June 30, 1995 no Area Development Agreements were sold. During the year ended June 30, 1994 two Area Development Agreements were sold.


     Arthur Treacher's Management Company, a wholly-owned subsidiary, provides payroll and employee benefit services to certain members of the franchise network. Arthur Treacher's Advertising Co., a wholly-owned subsidiary, provides certain advertising services to the franchisees.


     Principles of consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.


     Property and equipment: Property and equipment is stated at cost, except for capitalized leases which are recorded at the lesser of fair value or the discounted present value of the minimum lease payments.


     Maintenance and repairs are charged to expense while expenditures for renewals which prolong the lives of the assets are capitalized.


     Depreciation is computed utilizing the straight-line method over the estimated useful lives of the various assets. Capital leases and leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. The depreciation and amortization periods range from one to sixteen years for buildings and leasehold improvements. Equipment and vehicles are depreciated over ten years and five years respectively.


     Depreciation expense totaled $172,000 and $195,000 for the years ended June 30, 1995 and 1994, respectively.


     Inventories: Inventories, which consist primarily of food located at the company-owned stores, are stated at the lower of cost (first-in, first-out method) or market.


     Franchise fees and royalty income: The Company recognizes initial franchise fees from the sale of Area Development Agreements and individual franchises as income when it has substantially performed its obligations relating to such fees. For Area Development Agreement sales, this occurs when substantially all training and orientation has been provided and, for individual franchises, at the commencement of operations by the franchisee. Amounts received prior to this time ($0 and $146,441 at June 30, 1995 and 1994, respectively) are recorded as deferred franchise fees until such services have been substantially performed. Direct costs relating to franchise sales ($0 and $93,370 at June 30, 1995 and 1994, respectively) for which revenue has not yet been recognized are deferred as prepaid expenses until the related revenue is recognized.


     Initial franchise fees related to the sale of Area Development Agreements totaled $0 and $101,500 for the years ending June 30, 1995 and 1994, respectively. Individual franchise sales totaled $63,000 and $967,000 for the years ended June 30, 1995 and 1994, respectively.


     Generally, royalties are based on franchisee restaurant sales and are accrued as revenue during the period in which the related franchisee restaurant sales occur.


     Reacquired franchises: Costs associated with reacquiring a franchise location are recorded as equipment inventory to the extent that the total does not exceed the fair market value of the assets acquired.


     If the  Company's  intention  is to resell the  reacquired  franchise,  the franchise is carried at the lower of cost to the Company or estimated net realizable value. If the Company's intention is to retain and operate the
franchise,   costs  pertaining  to  purchased  rights  are  amortized  over  the respective terms of the related agreements. Costs associated with the reacquisition of franchise rights where the unit will be closed are charged to operations.


     Net loss per common share: The computation of loss per common share is based on average shares outstanding during the year.

     Reclassifications: Certain 1994 amounts have been reclassified to conform to 1995 reporting classifications.



     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTE 2 -- INVESTMENTS IN LIMITED PARTNERSHIPS

     At June 30, 1993, the Company was the general partner in two limited partnerships formed to acquire and operate Arthur Treacher's Fish & Chips restaurant franchises. The Company's capital contribution to the partnerships consisted of certain franchise rights. The investments were accounted for on the cost basis. During 1994 the Company bought out the limited partners of the two limited partnerships. One store is now operated by the Company and the other was resold to a third party.



NOTE 3 -- ACCRUED EXPENSES AND TAXES WITHHELD

ccrued expenses and taxes withheld consist of the following at June 30, 1995 and 1994:

                                                 1995                  1994

          Sales tax payable                  $  20,451              $ 16,983

          Taxes other than income              103,976                51,076
          Income taxes                                                63,000
          Wages and salaries                                          21,163
          Utilities                              7,026                 7,027
          Other                                 (3,423)               40,025
          Past due tax liabilities             130,000               301,796

                                               $258,030              $501,070


     Because of significant operating losses and cash flow deficits incurred in prior years, the Company remains delinquent on certain tax liabilities for periods from 1986 through February 1988. The delinquency includes substantial penalties and interest. In October 1994, the Company settled with one government agency for approximately $120,000 and is presently renegotiating with other key tax authorities in an effort to settle the remaining outstanding obligations and abate penalties and interest. All current taxes have been paid on a timely basis since March 1988.


     In August 1992, the Internal Revenue Service accepted the Company's Offer In Compromise relating to all past due federal tax liabilities. Under the terms of the agreement, the Company has agreed to pay $275,000, $135,000 of which was paid in 1992 with the balance of $140,000 being paid
                                                       F- 37
     in monthly installments of $4,620, (including interest at 8%) which began in October 1992. Payments to be made under the agreement during fiscal 1995 are included in past due liabilities at June 30, 1994, with the balance ($62,443) classified as other long-term obligations. In July 1994 the Company paid off the obligation with borrowings from the Company's line of credit.


     As a part of the Offer In Compromise, the Company also executed a Collateral Agreement with the Internal Revenue Service providing for potential additional future payments at certain net taxable income levels through 1998 and waivers of operating loss carryforwards. The total of such potential additional payments shall not exceed amounts waived, plus interest, under the Offer In Compromise. Additionally, in March 1988, the Internal Revenue Service filed tax liens against substantially all of the Company's assets. Upon payment of the outstanding balance under the Offer In Compromise in July 1994 these liens were released.


NOTE 4 -- LONG-TERM DEBT

Long-term debt, excluding capital lease obligations, consists of the following at June 30, 1995 and 1994:

                                             1995               1994

        Society National Bank     $                              $ 82,857
        Monarch/Sky Brothers, Inc.                                198,808
        Metropolitan Savings Bank            54,222                59,591
        Bank One, Cleveland                 750,000
        GMAC                                 19,909                29,143
        Franchise acquisitions              447,625               211,078

                                          1,271,756               581,477

       Less - current maturities            300,917               167,294

              TOTAL LONG-TERM DEBT         $ 970,839             $414,183


     Note payable - Society National Bank: The note payable to Society National Bank represents the amendment and restatement of two term notes with the bank. The note, amended in July 1992, required monthly principal and interest payments of $3,458 with a balloon payment of the remaining outstanding balance in July 1993, with interest at the bank's prime rate (9% at June 30, 1995) plus 1%. In September 1993, the Bank extended the note until August 1, 1994 on the same terms and conditions as the existing loan. The loan was repaid in full in July 1994 with the proceeds from the note payable - Bank One, more fully discussed below.


     Note payable - Monarch/Sky Brothers, Inc.: The note payable to Monarch/Sky Brothers, Inc. (the Company's principal supplier of food products) represents a $338,808 term note executed September 1991. Interest was payable at the prime interest rate plus 1%. A principal payment of $50,000 was made in February 1994, with the remaining balance paid off in July 1994 with the proceeds from the note payable - Bank One, more fully discussed below.

     Note payable - Metropolitan Savings Bank: The note payable to Metropolitan Savings Bank was executed in December 1993 in the amount of $63,000, with interest at the bank's prime rate (9% at June 30, 1995) plus 2%. The note requires 60 monthly principal payments of $1,050 plus interest. The loan is secured by and was used to repurchase a store from a franchisee.



     Notes payable - Bank One, Cleveland: In July 1994, the Company entered into a $750,000 line of credit agreement with Bank One, Cleveland. Borrowings under the line of credit bear interest at the bank's prime rate (9% at June 30, 1995) plus 2%, and 1/2% on the unused portion of the line. Interest only payments commenced October 31, 1994, and quarterly thereafter. The line of credit matures on December 1, 1996. Borrowings under the line are secured by accounts receivable, inventories, the unconditional and absolute guarantee of the Company's chief executive officer and certain shareholders. The loan contains certain restrictive covenants including restrictions on dividends, capital expenditures and requirements for the Company to maintain certain financial ratios.
     Borrowings under the line of credit in July 1994 were used principally to repay indebtedness on existing corporate obligations, including amounts due the Internal Revenue Service for past due tax liabilities.


     Notes payable - GMAC: The notes payable to GMAC represent various loans for the purchase of vehicles. The notes bear interest at rates ranging from 9.5% to 12.7% per annum, and are payable in 36 monthly installments through July 1998. The notes are secured by the vehicles purchased.


     Notes payable - franchise acquisitions: The Company has entered into financing arrangements with various franchisees for the repurchase of certain franchise operations and equipment. The various borrowings require total monthly payments of approximately $24,088 and bear interest at rates ranging from 7.5% to 11.5%. The notes mature at various dates through October 2000.


     The aggregate maturities of outstanding long-term debt are as follows:

                                Year Ending June 30,

                                    1996                         $   300,917
                                    1997                             250,185
                                    1998                             214,261
                                    1999                             175,406
                                    2000                             177,158
                                    Thereafter                       153,829

                                                                  $1,271,756


     Total interest paid on all outstanding obligations for the years ended June 30, 1995 and 1994 totaled $80,700 and $91,700, respectively.



NOTE 5 -- LEASES

     The Company is obligated under both capital and long-term operating lease arrangements for its restaurants, certain leasehold improvements and automobiles, with remaining terms ranging from 1 to 16 years. In addition, many of the leases contain renewal options for periods of five to ten years and, in some instances, purchase options.


     Most of the leases are net leases under which the Company pays the taxes, insurance, utilities, and maintenance costs. Certain leases provide for additional annual rents based upon total gross revenues and increases in the Consumer Price Index.


     Rent expense for all operating leases, net of sublease income of $15,500 and $30,000 in 1995 and 1994, respectively, including leases with terms of less than one year, amounted to $671,000 and $470,000 for the years ended June 30, 1995 and 1994, respectively.


     During 1995 there was no property and equipment under capitalized leases. Property and equipment included the following amounts for leases that had been capitalized at June 30, 1994:
                                                                     1994

          Buildings                                                  $296,343
          Furniture, fixtures and equipment                            19,223
                                                                      315,566
          Less - allowance for amortization                           215,848

                                                                     $ 99,718


     Amortization of leased assets is included in depreciation and amortization expense.


     Future minimum lease payments under operating leases having remaining noncancellable lease terms in excess of one year are as follows:



                      Year Ending June 30,                            Amount

              1996                                                  $  740,000
              1997                                                     749,000
              1998                                                     734,000
              1999                                                     730,000
              2000                                                     678,000
              Thereafter                                             1,818,000

              Total minimum lease payments                          $5,449,000


     In addition to the lease obligations described above, the Company also conditionally guarantees the payment of certain lease obligations of franchisees in the event the franchisee does not pay. At June 30, 1995, franchisee lease payments conditionally guaranteed by the Company total $2,872,000. In the event the franchisee defaults, the Company retains the right to take back the franchise unit and resell it, or operate the unit as a company restaurant. Accordingly, the Company does not anticipate any losses related to these guarantees.

NOTE 6 -- STOCKHOLDERS' EQUITY (DEFICIT)

The following is a summary of stockholders' equity (deficit) at June 30, 1995 and 1994:

                                                                            1995                  1994
         Series B non-voting preferred
          stock, par value $1.00 per share,
          1,000,000 shares authorized; issued
          and outstanding:  577,800 shares                              $  577,800             $   577,800


         Common stock, par value $0.01 per
          share, 10,000,000 shares authorized;
          issued and outstanding:  1995:  8,076,157
          shares, 1994: 7,916,157 shares                                    80,762                  79,162

         Paid-in-capital                                                 2,183,748               2,105,348

         Retained (deficit)                                             (3,217,151)             (2,827,153)

                                                                        $ (374,841)            $   (64,843)


     The Series B non-voting preferred stock entitles the holders to cumulative dividends at an annual rate of 10%. Common stock dividends may not be paid unless provision has been made for payment of preferred dividends. At June 30, 1995, approximately $400,000 of preferred stock dividends were accrued and unpaid. The preferred stock is callable at the option of the Company at par plus accrued and unpaid dividends and is convertible, at any time, at the option of the preferred stockholder, into common stock at various conversion rates depending on the length of time the stock has been held. Any common shares issued pursuant to conversion must be registered under federal security laws within nine months of the exercise date. In September 1993, 8,000 shares of preferred stock were repurchased at par value.


     In August 1993, the Company sold 2,000,000 shares of its authorized but unissued common stock in a private placement to an investment group. Proceeds received from the offering totaled $1,000,000. The proceeds of the equity placement were used to repay certain corporate obligations, including a portion of the past due tax liabilities discussed in Note 3, with the balance of the proceeds used for restaurant expansion and general corporate purposes. The Company also issued warrants to purchase 400,000 shares of the Company's common stock to the same investor group. The warrants were exercisable at the holder's option through August 1995. The exercise price was $.50 per share through August 1994 and is $.60 per share thereafter. No warrants were exercised and have expired.


     In April 1995, in connection with the repurchase of two restaurants, the Company issued 160,000 shares of its authorized common stock to the seller.

NOTE 7 -- INCOME TAXES

     The (benefit) expense for income taxes consist of the following:

                                                                    Year Ended June 30
                                                                  1995              1994
     Current:
        Federal                                                   $(63,000)         $63,000

     Deferred:
       Federal                                                       (83,600)        (33,600)

                                                                  $(146,600)        $29,400

     The reconciliation between income tax expense and a theoretical federal tax rate computed by applying federal rates is as follows:

                                                                  Year Ended June 30
                                                                  1995                       1994

Theoretical federal income tax rate of 28% for 1995
  and 28% for 1994 applied to loss (income) before
  income taxes                                                   $(183,300)                $16,170

Increase (decrease) in taxes resulting from:

       Permanent differences between
         tax and book basis                                        36,700                   13,230

       Tax (benefit) expense                                    $(146,600)                $(29,400)

       Deferred income taxes reflect the net tax effects of temporary differences betweeen the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company's deferred tax liabilities and assets as of June 30,
1996 and 1995 are as follows:

                                                                       1996                          1995

Deferred tax liabilities:
       Royalty fees                                                   $33,534                      $ 25,800
       Bad debt allowance                                                 -0-                        10,890
       Other                                                           65,352                        65,303

                              Total deferred tax liabilities           98,886                       101,993

Deferred tax assets:
       Depreciation                                                    35,235                         8,055
       Bad debt allowance                                              17,482                           -0-
       Net operating loss carryforward                                 27,287                           -0-
       Other                                                           51,869                        16,038


                                                       F- 42




                                                                      131,873                        24,093
                                  Less - valuation allowance           27,287                           -0-

                        Total deferred tax asset (liability)          104,586                        24,093

                          Net deferred tax asset (liability)          $ 5,700                      $(77,900)


     In connection with an Offer In Compromise and Collateral Agreement (the "Agreement") entered into with the Internal Revenue Service in August 1992 to settle approximately $700,000 of past due tax liabilities, the Company has made payments to the IRS of $275,000 during the period 1992-1994 and agreed to waive future utilization of all net operating loss carryforwards generated from losses sustained prior to June 30, 1992, to the extent that the tax benefits waived do not exceed the amount of tax liabilities forgiven under the Agreement. Additionally, the Agreement provides for potential additional future payments through 1998 if certain net taxable income levels are achieved. The total of all payments made under the Agreement, however, shall not exceed the amount of federal tax liabilities waived under the Agreement, plus interest. At June 30, 1992, net operating loss carryforwards approximated $3,000,000 and expire at various times through the year 2005. Because the amount of net operating loss carryforwards which may ultimately become available cannot be estimated at this time, any future tax benefits resulting from the use of the Company's potential net operating loss carryforward has not been recognized in the accompanying financial statements and will be recognized at such time as the tax benefit resulting from the loss carryforwards can be reasonably estimated by the Company. No restrictions exist relating to utilization of net operating losses generated in periods subsequent to June 30, 1992.


     The federal income tax benefit is based on pretax income adjusted for timing differences in the recognition of income and expenses for financial and tax reporting purposes. Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Accordingly, deferred income taxes principally represent deferrals related to depreciation charges and the recognition of franchise, royalty income and certain tax accrual reversals.

NOTE 8 -- FRANCHISES PURCHASED


     During 1995 and 1994, the Company purchased five and seven restaurant units, respectively, from various franchisees. These transactions have been accounted for as purchases, with the purchase price allocated as follows:

                                                                       1995             1994

                  Furniture, fixtures and equipment                   $202,800         $186,400
                  Leaseholds                                           250,600          187,400

                                                                      $453,400         $373,800

     Consideration for the purchases consisted of the following:

                                                                       1995             1994

                  Cash                                                $126,000         $ 71,400
                  Debt forgiven                                         66,000           83,100

                                                       F- 43




                  Notes payable                                        181,400          169,800
                  Area development rights assigned                                       49,500
                  Common stock issued                                   80,000

                                                                      $453,400         $373,800


     The Company is presently operating all the units except one, which was resold to a franchisee in fiscal 1994.



NOTE 9 -- CONTINGENT LIABILITIES

     The Company is a party in certain legal actions relating to its termination of the agency agreements of three Regional Representatives on the grounds of non-performance and conduct detrimental to the Arthur Treacher's system. The Regional Representatives were under contract with the Company to provide various services to and on behalf of Arthur Treacher's for the franchisees, but were not franchise owners.


     The Regional Representatives have each filed separate claims against the Company, either as a counterclaim, complaint, or arbitration demand. The claims alleged include "a disagreement" between the parties, wrongful termination of the contracts, wrongful conversion of the territories and misrepresentation made by Company officials. The Company is vigorously defending against these allegations and believes them to be without merit. The claims allege estimated damages averaging $5,000,000, principally resulting from the assertions that the Regional Representatives lost future projected potential profits.


     Certain other legal claims are pending against the Company but, in the opinion of management, liabilities, if any, arising from such claims would not have a material effect upon the consolidated financial condition of the Company.



NOTE 10 - SUBSEQUENT EVENTS

     In June 1996, the Company's shareholders authorized an increase in the Company's authorized common stock to 25,000,000 (from 10,000,000) shares and preferred stock to 2,000,000 (from 1,000,000) shares.


     During the period May through September 1996, the Company completed the sale of 3,042,463 shares of its authorized but unissued common stock in a private placement to an investment group at prices ranging from $.60 to $.64 per share. Proceeds received by the Company from the offering totaled $1,623,700, net of placement fees of $77,700 and expenses of $217,900. The proceeds were used to repay certain corporate obligations, repurchase certain franchisee restaurants, test market new product developments, and provide additional working capital for the Company. Additionally, the Company's majority shareholder, CEO and president resigned and sold 2,000,000 shares of his common stock to an investment group for $1,200,000 and other consideration. The Company has subsequently elected a new president and CEO. The Company has also entered into an agreement with the former president and CEO to provide consulting services to the Company at the rate of $100,000 per year for two years commencing June 1996.

     In connection with the above private placement, certain individuals subsequently elected to the Company's Board of Directors acted as placement agents. The individuals were paid a fee of $77,700 from the proceeds of the offering for such services and were reimbursed $217,900 for the reimbursement of expenses incurred in connection with the offering. Subsequent to the offering, the Company issued an aggregate of 1,335,000 warrants to certain individuals of the investment group (including the new Board of Directors members) as additional compensation for services provided in connection with the offering and in consideration for them providing personal guarantees of the Company's existing indebtedness to Bank One in the amount of $750,000. Each warrant is exercisable to purchase one share of the Company's common stock at an exercise price of 110% of the closing bid price of a share of common stock of the Company as quoted on the NASDAQ Bulletin Board on the day of such grant.


     In September 1996, the Company deposited a portion of the proceeds received from the equity placement in the amount of $400,000 with Bank One, Cleveland, the Company's principal bank lender, as additional collateral to secure the repayment of the debt more fully-described in Note 4.

To the Board of Directors and Stockholders of M.I.E. Hospitality, Inc.


                                          Report of Independent Auditors


     We have audited the accompanying balance sheet of M.I.E. Hospitality, Inc. (a wholly-owned subsidiary of Arthur Treacher's, Inc. effective as of November 27, 1996) as of December 29, 1996, and the related statements of operations, stockholder's equity and cash flows for the period January 1, 1996 through December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.I.E. Hospitality, Inc. as of December 29, 1996, and the results of its operations and its cash flows for the period January 1, 1996 through December 29, 1996 in conformity with generally accepted accounting principles.


     As more fully discussed in Notes 1 and 6, on November 27, 1996 the stockholders of M.I.E. Hospitality, Inc. sold their stock to Arthur Treacher's, Inc. and the Company became a wholly- owned subsidiary of Arthur Treacher's, Inc. At that time, the Company became ineligible to operate as an S Corporation and, accordingly, its S Corporation status was terminated as of that date.



                                                   /s/Lytkowski & Pease
                                                   LYTKOWSKI & PEASE, INC.


March 7, 1997

                                             M.I.E. HOSPITALITY, INC.

                                                   BALANCE SHEET

                                                 DECEMBER 29, 1996


                                                      ASSETS




CURRENT ASSETS
   Cash and short-term investments                                $1,003,603
   Accounts receivable - related party                                91,574
   Inventories                                                       136,907
   Prepaid expenses                                                   37,525
   Note receivable - current                                           6,195

                                TOTAL CURRENT ASSETS               1,275,804

OTHER ASSETS
   Franchise and organizational fees, net of
    accumulated amortization of $105,000                              56,294
   Deposits                                                           51,563
   Note receivable, net of current portion                             7,794
   Other                                                              61,514

                                  TOTAL OTHER ASSETS                 177,165

PROPERTY AND EQUIPMENT, at cost
   Land                                                              135,252
   Buildings                                                         117,349
   Furniture, fixtures, equipment and improvements                 6,498,992

                                 TOTAL PROPERTY AND EQUIPMENT      6,751,593

   Less - accumulated depreciation                                 3,503,803

                                 NET PROPERTY AND EQUIPMENT        3,247,790

                                                                  $4,700,759

                                       LIABILITIES AND STOCKHOLDER'S EQUITY




CURRENT LIABILITIES
   Accounts payable                                             $  109,037
   Accrued expenses and taxes withheld                             338,857
   Income taxes due to parent                                      118,172


                              TOTAL CURRENT LIABILITIES            566,066

LONG-TERM DEBT - RELATED PARTY                                   1,139,563

DEFERRED TAXES                                                     723,999

STOCKHOLDER'S EQUITY
   Common stock, voting                                                  1
   Common stock, non-voting                                          8,212
   Paid-in-capital                                                 670,752
   Retained earnings                                             1,750,132
   Treasury stock, at cost                                        (157,966)

                              TOTAL STOCKHOLDER'S EQUITY         2,271,131


                                                                $4,700,759



















                                        See notes to financial statements.

                                             M.I.E. HOSPITALITY, INC.

                                              STATEMENT OF OPERATIONS

                       FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996



REVENUE
   Restaurant sales                                      $14,399,959

COSTS AND EXPENSES
   Cost of sales                                          12,225,180
   General and administrative                              1,529,105

                  TOTAL COSTS AND EXPENSES                13,754,285

                  INCOME FROM OPERATIONS                     645,674

OTHER INCOME (EXPENSE)
   Interest expense                                         (205,470)
   Loss on store closings                                   (162,686)
   Gain on sale of investments                               370,000

                     TOTAL OTHER INCOME                        1,844

            INCOME BEFORE DEPRECIATION, AMORTIZATION
                 AND INCOME TAXES                            647,518

DEPRECIATION AND AMORTIZATION                                638,096

                INCOME BEFORE INCOME TAXES                     9,422

INCOME TAX EXPENSE
   Current                                                   118,172
   Deferred                                                  723,999

                   TOTAL INCOME TAXES                        842,171

                                  NET LOSS              $   (832,749)

NET LOSS PER COMMON SHARE                               $      (1.07)

AVERAGE SHARES OUTSTANDING                                   780,164



                                        See notes to financial statements.



                                             M.I.E. HOSPITALITY, INC.

                                         STATEMENT OF STOCKHOLDER'S EQUITY

                       FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996






                          Common Stock        Common Stock
                            Voting                Non-Voting         Paid-in    Retained      Treasury Stock
                          Shares     Amount   Shares        Amount   Capital    Earnings       Shares   Amount         Total

BALANCE -- JANUARY 1, 1996 11.65       $1    821,214.26     $8,212   $52,315    $ 2,582,881   41,062    $(157,966)   $ 2,485,443

  Capital Contribution                                               618,437                                             618,437

  Net loss                 _____                                                  (832,749)                             (832,749)

BALANCE -- DECEMBER 29, 1996 11.65     $1    821,214.26     $8,212   $670,752   $ 1,750,132     41,062   $(157,966)  $ 2,271,131











                                          See notes to financial statements.

                                             M.I.E. HOSPITALITY, INC.

                                              STATEMENT OF CASH FLOWS

                     FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996


CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                       $  (832,749)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                                   638,096
      Loss on sale of property and equipment                          162,686
      Gain on sale of investments                                    (370,000)
      Deferred federal income tax expense                             723,999
      Changes in operating assets and liabilities:
       Accounts receivable                                             (90,699)
        Notes receivable                                                 5,727
        Prepaid expenses and other assets                               27,469
        Inventories                                                     20,880
        Accounts payable                                              (222,365)
        Accrued expenses and other liabilities                         109,347
        Income taxes due to parent                                     118,172

                                   TOTAL ADJUSTMENTS                 1,123,312

                                  NET CASH PROVIDED BY OPERATING
                                   ACTIVITIES                          290,563

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of property and equipment                   (35,091)
   Purchase of property and equipment                                (186,961)

                               NET CASH USED IN INVESTING ACTIVITIES  (151,870)

CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contribution                                                618,437
   Borrowings on note payable                                          238,000
   Principal payments on long-term debt                               (743,437)

           NET CASH PROVIDED BY FINANCING ACTIVITIES                   113,000

                 NET CHANGE IN CASH AND SHORT-TERM
                              INVESTMENTS                              251,693

Cash at beginning of period                                            751,910

                       CASH AND SHORT-TERM INVESTMENTS AT
                            END OF PERIOD                            $1,003,603

                                        See notes to financial statements.

                                             M.I.E. HOSPITALITY, INC.

                                           NOTES TO FINANCIAL STATEMENTS

                                                 DECEMBER 29, 1996




NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of the business: M.I.E. Hospitality,  Inc. (the "Company") owns
and  operates   thirty-two   Arthur  Treacher's  Fish  &  Chips  restaurants  in
Pennsylvania, New York, Delaware and New Jersey.

     Prior to November 27, 1996, the Company was owned by certain individual stockholders. On November 27, 1996, the stockholders sold their stock in the Company to Arthur Treacher's, Inc. ("Arthur Treacher's") at which time the Company became a wholly-owned subsidiary of Arthur Treacher's. Because Arthur Treacher's is not an eligible S Corporation stockholder under Internal Revenue Service regulations, the Company's S election was terminated at date of the acquisition.

     Property  and  equipment:   Property  and  equipment  is  stated  at  cost.
Maintenance and repairs are charged to expense while expenditures for renewals which prolong the lives of the assets are capitalized.


     Depreciation is computed utilizing the straight-line method over the estimated useful lives of the various assets. Leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. Depreciation and amortization periods range from 7-10 years for leasehold improvements and 3-10 years for equipment.


     Depreciation and amortization expense totaled $638,096 for the period January 1, 1996 through December 29, 1996.


     Cash and cash equivalents: Cash and cash equivalents include cash and short-term investments with original maturities of three months or less and consistent of checking accounts and a repurchase agreement with a local commercial bank as described below.


     At December  29,  1996,  the Company  had cash  balances on deposit  with a
commercial   bank  which  exceeded  the   federally-insured   deposit  limit  by
approximately $6,000.

     At December 29, 1996, cash and short-term investments include an overnight repurchase agreement with a commercial bank in the amount of $401,000. The agreement is collateralized by FNMA securities held by the bank with a fair market value of $401,000.


     Inventories: Inventories, which consist primarily of food located in the restaurants, are stated at the lower of cost (first-in, first-out method) or market.


     Other assets: Other assets consists of $61,514 of restaurant equipment purchased but not yet placed in service.


     Income taxes: Effective November 27, 1996, the Company's S election was terminated and it became a taxable corporation. As an S Corporation its earnings and losses were included in the personal tax returns of the stockholders, and the Company did not record an income tax provision. Effective with the change, income taxes have been provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of
                                                       F- 52
     property and equipment for financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


     Net loss per common share: The computation of loss per common share is based on average shares outstanding during the period January 1, 1996 through December 29, 1996.


     Franchise and organizational fees: Franchise and organizational fees represent the cost of the rights to own and operate the Arthur Treacher's Fish & Chips restaurants. These costs are being amortized using the straight-line method over 20 years.


     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



NOTE 2 -- RELATED PARTY RECEIVABLE

     Accounts receivable - related party at December 29, 1996 consists of amounts due from Magee Industrial Enterprises, Inc. ("Magee"), an entity owned by the former stockholders of the Company.

NOTE 3 -- LONG-TERM DEBT

     Long-term debt represents a note payable to Magee, a company owned by the former stockholders of the Company, in the amount of $1,139,563. The note is payable in ten equal semi-annual installments with the first payment due in June 1998. The note bears interest at a fixed rate of 8% which is payable in June and December of each year.


     The note contains certain provisions requiring an acceleration of the repayment in the event the Company, or the new stockholder, obtains certain additional debt or equity financing, or the assets of the Company are sold.

                  Current maturities of the debt are as follows:

                                    Year Ending December 31,           Amount

                                              1998                  $   227,913
                                              1999                      227,913
                                              2000                      227,913
                                              2001                      227,913
                                             Thereafter                 227,911

                                 Total long-term debt                $1,139,563


     Interest paid for the period January 1, 1996 through December 29, 1996 totaled $197,900.


     Based on current borrowing rates, the fair value of the above note payable approximates its carrying amount.
                                                       F- 53

NOTE 4 -- LEASES

     The Company is obligated under long-term operating lease arrangements for its restaurants, and certain leasehold improvements, with remaining terms ranging from 1 to 16 years. In addition, many of the leases contain renewal options for periods of 5-20 years.


     Most of the leases are net leases under which the Company pays the taxes, insurance, utilities, and maintenance costs. Certain leases provide for additional annual rent based upon total gross revenues and increases in the Consumer Price Index.


     Rent expense for all operating leases, including leases with terms of less than one year, amounted to $2,435,000 for the period January 1, 1996 through December 29, 1996.


     Future minimum lease payments under operating leases having remaining noncancellable lease terms in excess of one year are as follows:

                     Year Ending December 31,                 Amount

                           1997                             $1,270,600
                           1998                              1,240,200
                           1999                              1,210,600
                           2000                              1,220,200
                           2001                              1,073,000
                         Thereafter                          2,104,400

         Total minimum lease payments                       $8,119,000

NOTE 5 -- GAIN ON SALE OF INVESTMENTS

     In connection with the sale of the Company's common stock by the stockholders to Arthur Treacher's, the Company sold Arthur Treacher's non-voting preferred stock it owned to Magee. The preferred stock, which was being carried at its cost of $490,000, was sold to Magee at management's estimate of its fair market value at that time of $860,000. The gain of $370,000 is reflected as other income in the accompanying financial statements. Proceeds due from the sale were used to repay existing related party debt.



NOTE 6 -- STOCKHOLDER'S EQUITY

         The following is a summary of stockholder's equity at December 29,1996:

         Voting common stock, par value $0.01 per
          share, authorized 12 shares; issued and
          outstanding 11.65 shares                        $    1

         Non-voting common stock, par value $0.01
          per share, authorized 850,000 shares;
          issued:  821,214.26 shares; outstanding:
          780,152.26 shares, net of 41,062
          shares held in treasury                            8,212

         Paid-in-capital                                   670,752

         Retained earnings                                1,750,132

         Treasury stock, at cost                           (157,966)

                                                         $2,271,131

NOTE 7 -- INCOME TAXES

         The reconciliation between income tax expense and a theoretical federal tax computed by applying a rate of 34% is as follows:

         Federal income tax rate of 34%
           applied to book income before
            income taxes earned as a
            C-Corporation of $352,600                                 $ 119,884

            Permanent differences between tax and
              book basis                                                    160

            Recognition of prior periods deferred
              tax liabilities upon termination of
              S-Corporation status                                      722,127

            Income Tax Expense                                         $842,171


         The provision for income taxes consists of the following:

         Current
           Federal                                                     $118,172

         Deferred
           Federal                                                      723,999

                                                                       $842,171


     Deferred income taxes result from timing differences in the recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences of accelerated depreciation.


     Prior to November 27, 1996, the Company was an S Corporation. Upon its acquisition by Arthur Treacher's, which is not an eligible S Corporation stockholder, the Company's S Corporation status was terminated and it became a taxable corporation. At that time, the Company recognized a net deferred tax liability of approximately $723,000 with a corresponding charge to deferred tax expense in the statement of operations.


     The Company's taxable income for the period from acquisition through December 29, 1996 will be included in the consolidated tax return filed by Arthur Treacher's. Income tax expense of $120,000 has been computed based upon income recognized for financial reporting purposes based upon the taxes the Company would be required to pay if the Company would file a separate federal tax return. The estimated income tax payable was computed using a statutory rate of 34%. At December 29, 1996, taxes currently payable of $118,172 have been reflected as income taxes due to parent in the accompanying financial statement.


         No income taxes were paid for the period January 1, 1996 through December 29, 1996.



     Deferred income taxes reflect the net tax effects of temporary deifferences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax
                                                       F-55
purposes. Significant components of the Company's deferred tax liabilities and assets as of December 29, 1996 are as follows:

          Deferred tax liabilities:
            Depreciation                                     $812,062
            Amoritization                                      31,265

                   Total deferred tax liabilities             843,327


          Deferred tax assets:
            Fixed asset basis                                  94,878
            Franchise and organizational cost basis            24,450

                       Total deferred tax assets              119,328

                       Net deferred tax liabilities          $723,999

NOTE 8 -- CHANGE IN OWNERSHIP

     On November 27, 1996, Arthur Treacher's purchased 100% of the outstanding common stock of the Company. In connection with the purchase, in December 1996, Arthur Treacher's contributed $618,437 as an equity investment for the purpose of reducing the related party payable to Magee.


NOTE 9 -- RELATED PARTY FEES

     In connection with the operation of its stores, the Company pays a royalty to Arthur Treacher's. Royalty expense for the period January 1, 1996 through November 27, 1996 totaled $254,180. Beginning November 27, 1996, Arthur Treacher's no longer charged the Company a royalty fee.

                                               MIE HOSPITALITY INC.
                                                  BALANCE SHEETS
                                                 FOR YEARS ENDING
                                      DECEMBER 29, 1996 and DECEMBER 31, 1995

                                                       ASSETS

                                                            1996          1995
                                                      (audited)     (unaudited)
CURRENT ASSETS
  Cash and short-term investments                   $1,003,603        $751,910

  Deposits held in escrow



  Accounts receivable, net of allowance
                for doubtful accounts                  91,574              875

  Inventories                                         136,907          157,787
  Prepaid Expenses                                     37,525          114,721
  Note receivable - current portion                     6,195            5,777

          TOTAL CURRENT ASSETS                      1,275,804        1,031,070

OTHER ASSETS
  Investments                                                          490,000
  Security deposits                                    51,563
  Franchise and organizational fees                    56,294           65,294
  Note receivable net of current portion                7,794           13,989
  Other                                                61,514           63,350
               TOTAL OTHER ASSETS                     177,165          632,633

PROPERTY AND EQUIPMENT, at cost
  Land                                                135,252          135,252
  Buildings                                           117,349          117,349

  Equipment and Leasehold improvements              6,498,992        6,826,090


      TOTAL PROPERTY AND EQUIPMENT                  6,751,593        7,078,691

Less - accumulated depreciation                     3,503,803        3,190,989


           NET PROPERTY AND EQUIPMENT               3,247,790        3,887,702

                                                   $4,700,759       $5,551,405

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                                     1996              1995
                                                  (audited )       (unaudited )



CURRENT LIABILITIES
  Notes payable due to parent                                        $2,505,000
  Accounts payable                               $109,037               331,402

  Accrued expenses and taxes withheld             338,857               164,299
  Current maturities of long-term debt
  Income taxes due to parent                      118,172                65,261


          TOTAL CURRENT LIABILITIES               566,066             3,065,962


LONG-TERM DEBT, net of current portion          1,139,563

DEFERRED FEDERAL INCOME TAX                       723,999


STOCKHOLDERS' EQUITY
  Common Stock, voting                                  1
  Common Stock                                      8,212               8,212
  Paid-in-capital                                 670,752              52,316
  Retained earnings                             1,750,132           2,582,881
 Treasury Stock, at cost                         (157,966)           (157,966)

          TOTAL STOCKHOLDERS' EQUITY            2,271,131            2,485,443


                                               $4,700,759           $5,551,405

                                               MIE HOSPITALITY, INC.
                                             STATEMENTS OF OPERATIONS
                                                 FOR YEARS ENDING
                                      DECEMBER 29, 1996 AND DECEMBER 31, 1995

                                                   1996                  1995

                                                (AUDITED)            UNAUDITED

REVENUE
    Sales                              $     14,399,959       $     15,235,471
          TOTAL REVENUE                      14,399,959             15,235,471

COST OF SALES and EXPENSES
     Cost of Sales and Operating Expenses    12,225,180             13,618,160
     General and Administrative               1,529,105                847,955
     Depreciation and Amortization              638,096                641,065
          TOTAL COST and EXPENSES            14,392,381             15,107,180


NET (LOSS) FROM OPERATIONS                        7,578                128,291

OTHER INCOME (EXPENSES)
   Interest Expense                            (205,470)              (434,938)
     Loss on Sale                              (162,686)
     Other - net                                370,000

    TOTAL OTHER INCOME (EXPENSE)                  1,844               (434,938)


    NET PROFIT (LOSS) BEFORE TAXES $              9,422            $  (306,647)

INCOME TAX BENEFIT
      Current                                   118,172
      Deferred                                  723,999
     TOTAL INCOME TAX BENEFIT                   842,171

     NET LOSS                         $        (832,749)     $        (306,647)

NET LOSS PER COMMON SHARE                        ($1.07)

AVERAGE SHARES OUTSTANDING                      780,164




                                             M.I.E. HOSPITALITY, INC.

                                         STATEMENT OF STOCKHOLDER'S EQUITY

                             FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996






                           Common Stock       Common Stock
                               Voting          Non-Voting          Paid-in   Retained      Treasury Stock
                           Shares     Amount  Shares      Amount   Capital   Earnings    Shares       Amount           Total

BALANCE -- JANUARY 1, 1996 11.65        $1    821,214.26  $8,212   $52,315   $ 2,582,881   41,062   $(157,966)     $2,485,443

  Capital Contribution                                             618,437                                             618,437

  Net loss                _____                                                (832,749)                              (832,749)

BALANCE--DECEMBER 29, 1996 11.65         $1   821,214.26   $8,212  $670,752 $ 1,750,132    41,062   ($ 157,966)     $ 2,271,131




















                                            See notes to financial statements.

                                              M.I.E. HOSPITALITY, INC.

                                            STATEMENT OF CASH FLOWS

                       FOR THE PERIOD JANUARY 1, 1996 THROUGH DECEMBER 29, 1996


CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                        $  (832,749)
   Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization                                    638,096
      Loss on sale of property and equipment                           162,686
      Gain on sale of investments                                     (370,000)
      Deferred federal income tax expense                              723,999
      Changes in operating assets and liabilities:
        Accounts receivable                                            (90,699)
        Notes receivable                                                 5,727
        Prepaid expenses and other assets                               27,469
        Inventories                                                     20,880
        Accounts payable                                              (222,365)
        Accrued expenses and other liabilities                         109,347
        Income taxes due to parent                                     118,172

                                   TOTAL ADJUSTMENTS                 1,123,312

                          NET CASH PROVIDED BY OPERATING
                                ACTIVITIES                             290,563

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of property and equipment                     35,091
   Purchase of property and equipment                                 (186,961)

                      NET CASH USED IN INVESTING ACTIVITIES           (151,870)

CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contribution                                                618,437
   Borrowings on note payable                                          238,000
   Principal payments on long-term debt                               (743,437)

                    NET CASH PROVIDED BY FINANCING ACTIVITIES          113,000

                         NET CHANGE IN CASH AND SHORT-TERM
                              INVESTMENTS                              251,693

Cash at beginning of period                                            751,910

                           CASH AND SHORT-TERM INVESTMENTS AT
                            END OF PERIOD                           $1,003,603

                                     See notes to financial statements.

EXHIBIT 10.14 CONSULTING AGREEMENT DATED MAY 31, 196 BETWEEN JAMES CATALAND AND REGISTRANT

EXHIBIT 10.14
                                               CONSULTING AGREEMENT


                           AGREEMENT made as of the     day of May, l996, by
and between ARTHUR TREACHER'S INC., a Utah corporation, having an office at 7400 Baymeadows Way Suite 300 Jacksonville Florida 32255 (the "Company") and JAMES CATALAND, residing at 2219 Alicia Lane, Atlantic Beach, Florida 32233 (the "Consultant").

                                               W I T N E S S E T H :
                           WHEREAS, Consultant is presently President of the
Company; and

                  WHEREAS, Consultant is resigning as President contemporaneously with the execution of this Agreement and the Company believes it is in its best interest to assure the continued services of Consultant on the terms and conditions hereinafter set forth,

                NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter contained, the parties hereto do hereby agree as follows:

                  1. The Company hereby retains Consultant, and
Consultant hereby agrees to serve the Company as a consultant, upon the terms and conditions herein contained.

                2. The term of consultancy hereunder shall be for a period commencing on the date hereof and terminating two years from the date hereof. The Company may not terminate this Agreement in any other manner or for any other reason unless the termination is for cause, as the definition thereof is hereinafter set forth in Paragraph 5 below.

                           3.  A.  The Company agrees to pay and the
Consultant agrees to accept as compensation for services to be rendered hereunder and during the term hereof, the fee at the rate of $100,000 per year per annum, payable in 26 equal bi-weekly installments.

                                    B.  The Company shall also reimburse the
Consultant for all expenses incurred by him in connection with his performance and services to the Company which are approved in advance by the President of the Company. The Consultant shall, at all times during the term of this Agreement, be based in the Jacksonville Metropolitan area, and shall not be required to make trips outside of the State of Florida without prior written consent from the Company, which cannot be unreasonably withheld.

                   4. It is understood and acknowledged by the parties that Consultant shall be obligated to render advice upon the reasonable request of the Company, in good faith, but shall not be obligated to spend any specific amount of time in so doing.

                           5.       Upon the death of the Consultant during the
term of this Agreement, Consultant's widow, or, in the event there is no widow, the personal representative of Consultant, shall be entitled to receive, the fee thereafter otherwise payable to the Consultant in accordance with Paragraph 3 hereof.

                6. It is specifically understood and acknowledged that the only grounds upon which the Company may terminate this Agreement and the obligations to the Consultant hereunder, are if Consultant is guilty of wilful misconduct. Any notice of termination pursuant to this Paragraph 6, shall set forth the circumstances of such wilful misconduct.

                           7.  Consultant shall perform its services
hereunder as an independent contractor and not as an employee of the Company or an affiliate thereof. It is expressly understood and agreed to by the parties hereto that Consultant shall have no authority to act for, represent, or bind the Company or any affiliate thereof in any manner, except as may be agreed to expressly by the Company in writing from time to time.

                           8.       This Agreement and all rights hereunder are
personal to the Consultant and shall not be assignable except in accordance with the laws of descent and distribution, and any purported assignment in violation thereof shall not be valid or binding on the Company. Any person, firm or corporation succeeding to the business of the Company by merger, purchase, consolidation or otherwise, shall assume by contract or operation of law the obligations of the Company hereunder, and provided further that the Company shall, notwithstanding such assumption and/or assignment, remain liable and responsible for the fulfillment of the terms and conditions of this Agreement on the Company's part.

                9. This Agreement supersedes and replaces any and all present, written or oral, agreements of employment between the parties hereto, and all such agreements are hereby deemed cancelled, revoked and of no further force or effect.

                  10. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

               11. This Agreement constitutes the whole agreement between the parties hereto and there are no terms other than those stated herein. No variation hereof shall be deemed valid unless in writing and signed by the parties hereto, and no discharge of the terms hereof shall be deemed valid unless by full performance by the parties hereto or by a writing signed by the parties hereto. No waiver by either party of any provision or condition of this Agreement by him or its to be performed shall be deemed a waiver of similar or dissimilar provisions and conditions at the same time or any prior or subsequent time.

                  12. Any notice, statement, report, request or demand required or permitted to be given by this Agreement shall be in writing, and shall be sufficient if addressed and sent by certified mail, return receipt requested, to the parties at the addresses set forth above, or, at such other place that either party may designate by notice to the other.

                           13.  This Agreement shall be construed in
accordance with and governed by the laws of the State of Florida, without giving effect to its conflict of law principles. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Agreement shall be adjudicated before a court located in Florida, and they hereby submit to the exclusive jurisdiction of the courts of the State of Florida and of the federal courts in the Southern District of Florida with respect to any action or legal proceeding commenced by any party.

                IN WITNESS WHEREOF, the parties have hereunto set their respective hands and seals causing these presents to be executed as of the day and year first above written.

                                                       ARTHUR TREACHER'S INC.

                                                  BY:______________________



                                                  --------------------------
                                                              JAMES CATALAND




treacher\skuli\consult.531

EXHIBIT 10.15 TERMINATION AGREEMENT DATED MAY 31, 1996 BETWEEN JAMES CATALAND AND REGISTRANT

EXHIBIT 10.15




                                               TERMINATION AGREEMENT


        TERMINATION AGREEMENT made this __th day of May, 1996 by and between Arthur Treacher's, Inc. (the "Company") and James R.
Cataland  ("Cataland").



                                                 R E C I T A L S


        The parties hereby acknowledge the truth and accuracy of the following recitals:
                 WHEREAS,   the  parties  hereto  entered  into  an  employment
agreement dated January 4, 1993 (the "Employment Agreement"), a copy of which is attached hereto as Exhibit A;
                 WHEREAS, Cataland has entered into an option agreement dated March 29, 1996 (the "Option Agreement") to sell 2,000,000 of the shares he presently holds in the Company;
                  WHEREAS, as a condition precedent to the closing contemplated by the Option Agreement, Cataland and the Company consent to, and hereby acknowledge the termination of the Employment Agreement in its entirety;
                  NOW, THEREFORE, in consideration of the premises and of the mutual covenants hereinafter set forth, the sufficiency of which is hereby acknowledged, the Company and Cataland hereby agree as follows:

                  1. The Employment Agreement and any and all of the respective rights, benefits, and obligations of the Company and Cataland existing or arising under, pursuant to or in connection with the Employment Agreement are hereby cancelled and rendered null and void in their entirety subject to and upon the terms and conditions set forth herein.
                  2. By reason of the Termination Agreement, the parties expressly acknowledge, agree, and stipulate as follows:
                           a.       No party owes any sums to any other party
under, or pursuant to the Employment Agreement or otherwise, except that the Company agrees to pay Cataland accrued and unpaid salary under the Employment Agreement in the maximum amount of $40,000 over 40 weeks in accordance with the Company's payroll practices, subject to deduction for customary payroll taxes, upon presentation of documentation that such sums have not been paid by the Company. No party has any claim or cause of action against the other arising out of, pursuant to, or in connection with, the Employment Agreement through and as of the date hereof;
                           b.       The express purpose of the Termination
Agreement is to effect a complete, final, and unconditional settlement between the parties with respect to the Employment Agreement and any and all matters, transaction, or disputes between the parties thereunder or otherwise which may be outstanding through and as of the date hereof; and
                           c.       Upon the cancellation and termination of the
Employment Agreement effected by the provisions hereof, no party shall have any remaining duties or obligations whatsoever to the other with respect to any matter or transaction, except for (i) the payment of accrued salary described in subparagraph 2(a), (ii) the Consulting Agreement dated as of the date hereof, (iii) the obligations of Cataland under the Purchase Agreement dated as of the date hereof between Cataland and Skuli
Thorvaldsson, (iv) the obligations of the Company and Cataland under the Indemnification Agreement dated as of the date hereof regarding the Company's loan with Bank One and (v) the obligation of the Company to continue to indemnify James R. Cataland, James A. Cataland, and William Saculla with respect to their actions as officers, directors, and employees of the Company to the fullest extent and in the manner provided for in the resolutions of the Board of Directors of the Company dated February 1, 1984 and as provided under Utah law.
                  3. The parties expressly agree that this Termination Agreement shall be governed by and shall be interpreted, construed, and enforced in accordance with the laws of the State of Florida, without giving effect to provisions as to conflicts of laws and with the same force and effect as if this Termination Agreement were fully executed and to be performed wholly within the State of Florida.
                  4. All the terms and provisions of this Termination Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and assigns.
                  5. This Termination Agreement constitutes the entire agreement of the parties hereto with respect to the matters herein contained and may not be altered, modified, or amended except in writing, executed, and delivered by or on behalf of the parties.
                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
                                                ARTHUR TREACHER'S, INC.


                                       By:      _________________________
                                                Name:
                                                Title:

                                                ------------------------------
                                                James R. Cataland


SCOTT\TREACHER\TERMINAG.d3

EXHIBIT 10.16 OPTION AGREEMENT DATED MARCH 29, 1996 BETWEEN JAMES CATALAND AND SKULI THORVALDSSON

EXHIBIT 10.16


                                                SKULI THORVALDSSON
                                                   P. O. Box 355
                                              121 Reykjavik, Iceland



                                                     March 29, 1996




James Cataland
President
Arthur Treacher's, Inc.
7400 Baymeadows Way
Suite 300
Jacksonville, Florida 32255

Dear Mr. Cataland:

         This letter confirms our agreement regarding my purchase of certain shares of common stock of Arthur Treacher's Inc. (the "Company") owned by you and your becoming a consultant to the Company.

         1. Purchase Option You hereby grant me an option exercisable for 60 days for me or my designee to purchase 2,000,000 shares of common stock of the Company owned by you for an aggregate purchase price of $1,200,000, payable in full by bank check or wire transfer to an account designated by you. You represent that on the closing, you will have full right, title and interest to such shares of common stock, free of any liens or encumbrances. You further represent that, except for 150,000 shares of common stock, such 2,000,000 shares of common stock will represent all of the shares of capital stock of the Company owned by you, including any options, warrants, rights or securities convertible into capital stock of the Company.

         2. Closing A closing (the "Closing") can be held within such option period upon two days written notice by me to you. The Closing of the transaction will take place on or before May 31, 1996 except that the parties may, by mutual agreement, extend the date of Closing. The parties, in good faith, will use all reasonable efforts to achieve the Closing.

         3. Due Diligence               During such 60 day period, you and your
representatives will cooperate with me and my representatives to complete the due diligence with respect to the Company and will provide all information reasonably requested by me or my representatives. Prior to the commencement of the due diligence,

I and each of the guarantors of the Bank One loan referred to below will execute a confidentiality agreement in the form attached hereto as Exhibit A. During such 60 day period, none of the members of the Group nor their representatives will contact any employee, franchisee, officer, creditor or supplier without your consent, which shall not be unreasonably withheld. Upon completion of the due diligence, I may request that you provide customary representations and warranties with respect to the Company at the Closing.

         4. Operations in Normal Course                   During such option
            ---------------------------
period, the Company will not enter into any transactions outside of the normal course of business (including, but not limited to the closing or sale of any store or the sale of any assets of the Company with a value of over $30,000), issue any shares of capital stock or options, warrants, rights or other securities convertible into shares of capital stock, or enter into any agreements or amendments to existing agreements with any officers or directors of the Company or any of their affiliates.

         5. Deposit In consideration for the grant of this option, the undersigned will pay you $10,000 as an irrevocable deposit towards the aggregate purchase price upon your execution of this agreement.

         6.       Employment and Consulting Arrangement         You will resign
as an officer of the Company and consent to the termination of your employment agreement upon the closing of the transaction. Upon your resignation, you will not be entitled to any compensation or other payments (except for any accrued compensation in an amount not to exceed $40,000) other than payment for the Shares, the consulting fees described in the consulting agreement attached as Exhibit B and any director's fees approved by the Board of Directors after the closing of this transaction. In addition, you and the Company shall agree to terminate any voting agreements to which you and the Company are parties upon Closing.

         The Company will retain you as a consultant pursuant to a consulting agreement at the rate of $100,000 per year, as set forth in the Consulting Agreement, payable in bi-weekly installments, for two years commencing upon the closing of the transaction. The consulting agreement shall be noncancellable except for "just cause" which will be defined as "willful misconduct." During the term of the consulting agreement, the Company will maintain your coverage under the group health and life insurance benefits currently in place for all employees.

         Upon the Closing, you will remain a Director of the Company at my discretion. You will request that the two remaining members of the Board of Directors will resign as Directors and officers of the Company in favor of my nominees. I may elect not to close the transaction if they do not resign upon Closing. I agree that following the Closing, Bill Sacula, the current Chief

Financial Officer, will be paid at his current rate of compensation at least until the end of calendar 1996.

         7. Bank One As a condition precedent to the Closing, Bank One must release you from your personal guarantee of the Company's loan from Bank One in the original principal amount of $750,000 (the "Loan"). Bruce Galloway, Fred Knoll, Andrew Catapano, Gudmundur Jonsson and myself (the "Group") will, if required by Bank One, agree to jointly and severally guarantee the Loan. Each member of the group shall provide financial statements promptly after execution of this option in order to assist Bank One in the evaluation of this transaction. All information provided in connection with such financial statements shall not be used for any other purpose and shall not be disclosed, divulged or otherwise furnished to anyone other than Bank One.

         8. Other Rights Upon exercise of the option, I agree that the Company will negotiate with you or your nominee in good faith with respect to the terms of a worldwide license to use the trademarks, trade names, recipes, product specifications, and marketing materials of the Company for the sole purpose of developing consumer products for resale in non-restaurant outlets, including but not limited to grocery stores, convenient stores, specialty shops, seafood shops, direct mail catalogues and home shopping networks.

         9.       Assignment                My option to purchase your shares of
common stock may be assigned in whole or in part among members of the Group and any entities controlled by members of the Group.

         10. Investment As a condition precedent to the Closing, the Group will commit to making an equity investment into the Company of a minimum of One Million Dollars ($1,000,000.00). Upon exercise of the option, evidence of the Group's financial capability shall be furnished and shall include letters of credit or pledge of assets and written confirmation of subscriptions subject to regulatory compliance. The Group shall make such equity investment or cause such equity investment to be made within 30 days of Closing.

         11.      Indemnification           Following the Closing, the Company
will continue to indemnify you with respect to your actions as an officer, director or employee to the full extent and in the manner provided in the resolutions of the Board of Directors dated February 1, 1984 and as provided under Utah law.

         12.      Miscellaneous           This agreement constitutes our entire
understanding regarding this transaction. This agreement will be governed by the laws of the State of Florida.

         If the foregoing reflects your understanding of the transactions described in this letter, please acknowledge this letter below and return a signed copy to me.

                                                     Very truly yours,



                                                     Skuli Thorvaldsson


Acknowledged and Agreed:



James Cataland

3-28 3:00

EXHIBIT 10.17 SCHEDULE 1(b) TO THE PURCHASE AGREEMENT DATED NOVEMBER 27, 1996 BETWEEN M.I.E. HOSPITALITY AND REGISTRANT

EXHIBIT 10.17

                                             SCHEDULE 1(b)

                                          SELLERS' DISTRIBUTION SCHEDULE


                                                             Ownership
Shareholder                                  Shares Held     Percentage

James A. Magee                               9732.7100         1.247521

Audrey R. Magee                               259.5630          .033270

Joanne M. Katerman                           8215.4790         1.053045

Myles W. Katerman                            1864.6930          .239013

James R. Magee                              70888.0770         9.086306

Elizabeth C. Magee                          70888.0770         9.086306

Drue Magee                                  70888.0770         9.086306

Harry M. Katerman                           68494.1440         8.779456

Barbara J. Paule                            68494.1440         8.779456

Christine K. Wheadon                        68494.1440         8.779456

Thomas Wheadon                               2312.3000          .296386

Joanne M. Katerman and                      55614.9610         7.128625
   Myles W. Katerman, T/U/D
   Harry L. Magee dated
   April 24, 1968, James R.
   Magee, Remainderman

Joanne M. Katerman and                      55614.9610        7.128625
   Myles W. Katerman, T/U/D
   Harry L. Magee dated
   April 24, 1968,
   Elizabeth C. Magee,
   Remainderman

Joanne M. Katerman and                      55614.9610        7.128625
   Myles W. Katerman, T/U/D
   Harry L. Magee dated
   April 24, 1968, Drue Magee,
   Remainderman

James A. Magee and Audrey                   55614.9610         7.128625
   R. Magee, T/U/D Harry L.
   Magee dated April 24, 1968,
   Harry M. Katerman,
   Remainderman

James A. Magee and                          55614.9610         7.128625
   Audrey R. Magee, T/U/D
   Harry L. Magee dated
   April 24, 1968,
   Christine K. Wheadon,
   Remainderman

James A. Magee and                           55614.9610         7.128625
   Audrey R. Magee, T/U/D
   Harry L. Magee dated
   April 24, 1968,
   Barbara J. Paule,
   Remainderman

James A. Magee, Joanne M.                     2625.0120           .336469
   Katerman and Mellon Bank,
   N.A. (formerly Commonwealth
   National Bank) T/U/A Harry
   L. Magee, Trust "A" f/b/o
   James A. Magee

James A. Magee, Joanne M.                     2625.0120           .336469
   Katerman and Mellon Bank,
   N.A. (formerly Commonwealth
   National Bank) T/U/A Harry
   L. Magee, Trust "A" f/b/o
   Joanne M. Katerman

James A. Magee, Joanne M.                      346.3560          .044395
   Katerman and Mellon Bank,
   N.A. (formerly Commonwealth
   National Bank) T/U/A Harry
   L. Magee, Trust "B" f/b/o
   James A. Magee

James A. Magee, Joanne M.                      346.3560          .044395
   Katerman and Mellon Bank,
   N.A. (formerly Commonwealth
   National Bank) T/U/A Harry
   L. Magee, Trust "B" f/b/o
   Joanne M. Katerman

                                TOTALS     780.163.9100            100%





treacher\sellers.dst

EXHIBIT 10.18  FORM OF AGREEMENT WITH HOLDERS OF SERIES A PREFERRED STOCK

EXHIBIT 10.18              COMMON STOCK PURCHASE AGREEMENT



                                          COMMON STOCK PURCHASE AGREEMENT


     AGREEMENT, dated May , 1997, by and among Arthur Treacher's Inc., having an office at 7400 Baymeadows Way, Suite 300, Jacksonville, Florida 32256 (the
"Company")       and       ___________________,       having      an      office
at________________________________(the "Shareholder").

     WHEREAS, the Shareholder is one of the holders of the Company's 10% Cumulative Convertible Series A Preferred Stock (the "Preferred Stock") as set forth on Schedule A (the "Shares"), attached hereto and made a part hereof, and is the owner of the number of shares of Preferred Stock set forth next to his name on Schedule A.

     WHEREAS, the Shareholder desires to exchange each of its shares of Preferred Stock and any unpaid cumulative dividends with respect to such share of Preferred Stock for 1.5 shares of Common Stock of the Company, or an aggregate number of shares of Common Stock as are set forth next to the Shareholders name on Schedule A, on the terms and subject to the conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the premises and good and valuable consideration set forth herein, the receipt of which is hereby acknowledged, the parties hereby agree as follows:


     1. Issuance of Common Stock. Subject to and upon the terms and conditions set forth in this Agreement, the Shareholder hereby exercises its right to convert each share of Preferred Stock into Common Stock in accordance with the terms of the Preferred Stock and hereby sells, transfers, conveys, assigns and delivers to the Company, each of its shares of Preferred Stock and any unpaid cumulative dividends with respect to such share of Preferred Stock for 1.5 shares of

     Common Stock of the Company, or an aggregate number of shares of Common Stock as are set forth next to the Shareholder's name on Schedule A. Upon execution of this Agreement, the Shareholder will deliver a certificate representing its Shares to the Company, duly endorsed for transfer, with signature medallion guaranteed. Upon receipt of such certificate, the Company shall instruct its transfer agent to issue the number of shares of Common Stock set forth next to the Shareholders name on Schedule A.


     2. Representations and Warranties of the Shareholder The Shareholder represents and warrants as follows:

     a. Title. The Shareholder is the record and beneficial owner of the Shares, and all of such Shares are fully paid and non-assessable. Upon the transfer and delivery of said Shares, the Company will receive good and absolute title
thereto,  free  from  all  liens,  charges,   encumbrances,   equities,   claims
whatsoever.

     b. Execution, Delivery and Performance of Agreement. This Agreement when executed and delivered by Shareholder will constitute the legal, valid and binding agreements of Shareholder and is enforceable in accordance with its terms. The Shareholder has not previously converted any of its Shares into shares of Common Stock or Series B Preferred Stock of the Company.

     c. Investment Representation:


     (i) Shareholder represents that he is acquiring the Shares of Common Stock for his own account for investment only and not with a view towards distribution or resale, and agrees not to sell, transfer, pledge, hypothecate or otherwise dispose of, or offer to dispose of, the Shares of Common Stock, unless the Shares of Common Stock have been registered under the Securities Act of 1933 (the "Act") and applicable state securities laws or such registration
                                                         3
     is not required in the opinion of counsel for the Shareholder reasonably acceptable to the Shareholder. Any routine sale of the Shares of Common Stock may require compliance with some exemption under the Act prior to resale. Shareholder understand that certificates for the Shares of Common Stock issued pursuant to this Agreement shall bear the following legend:

     "THESE  SECURITIES  HAVE NOT BEEN  REGISTERED  UNDER THE  SECURITIES ACT OF
1933. SUCH SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE, TRANSFERRED, HYPOTHECATED OR OTHERWISE ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER SUCH ACT OR AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY."


     (ii) Shareholder represents that (i) he is subscribing for the shares of Common Stock of Common Stock after having made adequate investigation of the business, finances and prospects of the Company, (ii) he has been furnished any information and materials relating to the business, finances and operation of the Company and any information and materials relating to the offer and sale of the shares of Common Stock of Common Stock which he has requested, and (iii) he has been given an opportunity to make any further inquiries desired of the management and any other personnel of the Company has received satisfactory responses to such inquiries.

     d. No Further Obligations


     Shareholder acknowledges that upon receipt of the shares of Common Stock of the Company, the Company will have no further obligations to the Shareholder with respect to any of its shares of Common Stock or Preferred Stock, including, but not limited to, the payment of any dividends or issuance of any shares of Common Stock or Series B Preferred Stock.
                                                         4

     3. Representations and Warranties by the Company. The Company hereby represents and warrants as follows:

     a. Execution, Delivery and Performance of Agreement. This Agreement when executed and delivered by the Company will constitute the legal, valid and binding agreements of the Company and is enforceable in accordance with its terms.

     4. Registration Rights


     If, for one year commencing after the date hereof, the Company proposes to register any of its securities under the Act (other than in connection with a merger or pursuant to Form S-8 or other comparable Form) it will give written notice by registered mail, at least thirty (30) days prior to the filing of any such registration statement, pre-effective or post-effective amendment thereto (the "Registration Statement"), to the Shareholder of its intention to do so. If the Shareholder notifies the Company within twenty (20) days after receipt of any such notice of his desire to include the shares of Common Stock (collectively the "Registerable Securities) issued pursuant to this Agreement owned by him in such proposed Registration Statement the Company shall afford the Shareholder the opportunity to have any of his Registerable Securities registered under such Registration Statement provided that the managing underwriter of such offering does not object to the inclusion of the Registrable Securities in such Registration Statement. In the event that the Registrable Securities are not so included in such Registration Statement, the Company will cooperate with the Shareholder in providing the Shareholder with any opinion of counsel that may reasonably be required for the sale of the Registrable Securities under Rule 144 under the Act commencing one year after the date hereof, provided that Rule 144 is applicable to such sale.

     5 Miscellaneous.


     a Amendments, Etc. No amendment of any provision of this Agreement shall in any event be effective unless the amendment shall be in writing and signed by the Shareholder and the Company, and no waiver nor consent to any departure by any party therefrom shall in any event be effective unless such waiver or consent shall be in writing and signed by the party waiving or consenting to such provision.

     b. Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including telegraphic, facsimile, telex or cable communication) and mailed, telegraphed, telecopied, telexed, cabled or delivered to the addresses first set forth above, or, as to any such party, at such other address as shall be designated by such party in a written notice to the other parties.


     c. No Waiver; Remedies. No failure on the part of the Company or the Shareholder to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

     d. Survival of Agreements, etc. The representations, warranties, covenants and provisions contained in this Agreement shall survive the date hereof and the issuance of the shares of Common Stock by the Company hereunder.

     e. Severability of Provisions. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.
                                                         6

     f. Integration. This Agreement sets forth the entire understanding of the parties hereto with respect to all matters contemplated hereby and thereby supersede any previous agreements and understandings among them concerning such matters. No statements or agreements, oral or written, made prior to or at the signing hereof, shall vary, waive or modify the written terms hereof.


     g. Binding Effect; Governing Law. This Agreement shall be binding upon and inure to the benefit of the Shareholder and the Company and their respective successors and assigns. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida applicable to agreements and instruments executed and performed in the State of Florida.

     h. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement.


     ARTHUR TREACHER'S INC.


     BY: ____________________
     R. Frank Brown, President


- ____________________
Signature

  ____________________
    Print Name


preferred/seriesa.1

EXHIBIT 11.1   COMPUTATION OF EARNINGS PER SHARE

EXHIBIT 11.1               Computation of Per Share Earnings



                                             M.I.E. Hospitality, Inc.

     Statement Re: Computation of Earnings Per Share for M.I.E. Hospitality, Inc. December 31, 1996.


                                                       1996
Earnings per common share                               ($1.07)

     Earnings per share amounts are based on 780,164 weighted average number of shares outstanding in 1996.


                                              Arthur Treacher's Inc.

     Earnings per share information is disclosed on the face of the Consolidated Statement of Operations, and also disclosed in note 5 of the financial statements for the Nine Months Ended March 30, 1997 and for the Fiscal Years Ended June 30, 1996, June 30, 1995 and June 30,1994.